As filed with the Securities and Exchange Commission on February 14, 2003
                                         Registration No. 333-_______________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                           CITIZENS FIRST CORPORATION
                 (Name of small business issuer in its charter)

       Kentucky                             6122
(State or jurisdiction              (Primary Standard Industrial
of incorporation or organization)    Classification Code Number)

                                 61-0912615
                         (I.R.S. Employer Identification No.)

                1805 Campbell Lane, Bowling Green, Kentucky 42104
                                 (270) 393-0700
          (Address and telephone number of principal executive offices and principal place of business)

              Mary D. Cohron, President and Chief Executive Officer
                           Citizens First Corporation
                1805 Campbell Lane, Bowling Green, Kentucky 42104
                                 (270) 393-0700
            (Name, address and telephone number of agent for service)


                                    Copies to:
Caryn F. Price, Esq.                          James A. Giesel, Esq.
Wyatt, Tarrant & Combs, LLP                   Frost Brown Todd LLC
500 West Jefferson Street, Suite 2800         400 West Market Street, 32nd Floor
Louisville, Kentucky 40202                    Louisville, Kentucky 40202
(502) 589-5235                                (502) 589-5400

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.[ ]


                                    CALCULATION OF REGISTRATION FEE

 Title of each class of securities to      Proposed Maximum Aggregate Offering Price            Amount of Registration
             be registered                                                                              Fee (1)

---------------------------------------- ----------------------------------------------- --------------------------------------

      Common stock, no par value                          $10,000,000                                   $920.00

---------------------------------------- ----------------------------------------------- --------------------------------------


1 Estimated and calculated pursuant to Rule 457(o), solely for the purpose of computing the registration fee.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

Preliminary, Subject to Completion, dated February 14, 2003
PROSPECTUS

                                 (CITIZENS FIRST
                                  CORPORATION LOGO)
                          _____ SHARES OF COMMON STOCK

         Citizens First Corporation is offering _________ shares of our common stock. The current public market for our common stock is very thinly traded. You should not invest in this offering unless you view your investment as a long-term one. The shares are quoted on the Over The Counter Bulletin Board under the symbol "CZFC.OB". On February 11, 2003, the closing price of the shares as reported on the Over the Counter Bulletin Board was $15.15 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                                                         PER SHARE        TOTAL
Public offering price                                      $_____        $____
Sales Agent fees                                           $_____        $____
Proceeds, before expenses, to Citizens First Corporation   $_____        $____

         This offering is in part a rights offering where the shares are being first made available to our current shareholders on a pro rata basis. The rights offering will expire _________, 2003. Shares not purchased by current shareholders in the rights offering will then be made available to the general public (including any of our shareholders who may wish to purchase shares beyond their pro rata portions under the rights offering). Once made, subscriptions may not be revoked. There is no minimum number of shares which must be sold in the offering and we intend to close sales of shares respecting subscriptions we accept under the offering on a continuous basis without holding subscriptions in escrow until the offering is concluded. The offering will continue until _______, 2003, unless earlier terminated or extended in the discretion of our board of directors.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARE OF OUR COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

                        WINEBRENNER CAPITAL PARTNERS, LLC

                The date of this prospectus is __________, 2003.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. The prospectus is not an offer to sell the shares and is not soliciting an offer to buy the shares in any state where the offer or sale is not permitted. The prospectus is not an offer to sell the shares and is not soliciting an offer to buy the shares in any state where the offer or sale is not permitted.

                           (CITIZENS FIRST CORPORATION LOGO)
                                  MARKET AREA

(MAP OF KENTUCKY WITH TEN COUNTIES BLOWN UP AND A STAR DESIGNATING WARREN COUNTY AND SIMPSON COUNTY)



LOCATIONS OF CURRENT AND PROPOSED BANKING OFFICESS OF CITIZENS FIRST

                                TABLE OF CONTENTS

Summary....................................................................  3
Risk Factors................................................................10
Forward Looking Statements..................................................15
The Offering................................................................16
Use of Proceeds.............................................................22
Price Range of our Common Stock.............................................22
Dividends...................................................................23
Dilution....................................................................24
Capitalization..............................................................25
Selected Financial Data.....................................................26
Management's Discussion and Analysis of Financial Condition
and Results of Operation....................................................27
Business....................................................................47
Supervision and Regulation..................................................59
Management..................................................................72
Related Party Transactions..................................................74
Principal Shareholders......................................................75
Description of Our Capital Stock............................................76
Selected Provisions of our Articles of Incorporation and Bylaws
 and Kentucky Law...........................................................76
Experts.....................................................................81
Legal Matters...............................................................81
Where You Can Find More Information.........................................81
Index to Consolidated Financial Statements.................................F-1






You should rely only on the information contained in this prospectus. We have not, and the sales agent has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     The prospectus is not an offer to sell the shares and is not soliciting an offer to buy the shares in any state where the offer or sale is not permitted. We have made a reasonable effort to comply with the securities laws of all states in the United States in which we believe current shareholders reside. We will not provide subscription materials to any person who resides in any foreign country or in any state of the United States if we determine that compliance with the securities laws of such country or state would be impracticable, and we will not accept any subscriptions from subscribers located in those states or countries. Persons who receive a subscription document or who wish to subscribe from states other than Kentucky, Tennessee, Indiana, Georgia, Florida, New Jersey and Arizona, should contact Winebrenner Capital Partners, LLC, telephone
(502) 671-0015 or toll free (877) 671-0015.

                                      SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS AND OUR FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS, TO UNDERSTAND THIS OFFERING FULLY.
     UNLESS THE PROSPECTUS INDICATES OTHERWISE OR THE CONTEXT OTHERWISE REQUIRES, THE TERMS "WE," "OUR," "US," "CITIZENS FIRST CORPORATION" OR "CITIZENS FIRST" AS USED IN THIS PROSPECTUS REFER TO CITIZENS FIRST CORPORATION AND ITS SUBSIDIARY CITIZENS FIRST BANK, INC., WHICH WE SOMETIMES REFER TO AS "CITIZENS FIRST BANK", "OUR BANK SUBSIDIARY" OR "OUR BANK".

                     CITIZENS FIRST AND CITIZENS FIRST BANK

         ORGANIZATION AND BACKGROUND. Citizens First Corporation is a one-bank holding company headquartered in Bowling Green, Kentucky. We provide general commercial and consumer banking services through our wholly-owned banking subsidiary, Citizens First Bank. We operated from 1975 to 1998 as an investment club with a small number of shareholders. In late 1998 and early 1999, we filed the appropriate regulatory applications and received regulatory approval to become a bank holding company through the organization and ownership of Citizens First Bank.

         Citizens First Bank opened for business in February 1999. At September 30, 2002, we had consolidated assets of $110 million, deposits of $88 million and stockholders' equity of $7.6 million. See "Selected Financial Data" below, "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 27 and our financial statements beginning on page F-1.

         We entered the banking business because, in recent years, some Bowling Green banks were acquired by regional multi-bank holding companies headquartered outside Bowling Green. In many cases, these acquisitions and consolidations were accompanied by fee changes, branch closings, the dissolution of local boards of directors, management and personnel changes and, in the perception of our management, a decline in the level of personalized customer service. This situation created a favorable opportunity for a new commercial bank that could attract those customers who prefer to conduct business with a locally managed institution that demonstrates an active interest in their businesses and personal financial affairs. We believe that a locally managed institution is better able to deliver more timely responses to customer requests, provide customized financial products and services and offer customers the personal attention of senior banking officers.

         BUSINESS. Citizens First Bank is an independent, community-oriented full service financial institution. It conducts a general commercial and consumer banking business. These services include the usual deposit functions of commercial banks, including business and personal checking accounts, "NOW" accounts and savings accounts, business and commercial loans, residential mortgages and consumer loans and cash management services. Citizens First Bank is a Kentucky chartered bank which is not a member of the Federal Reserve System, and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation. See "Business" on page 47.

         Our primary service area is Warren County, Kentucky, and the surrounding counties. Citizens First Bank operates through its main office in Bowling Green, Kentucky and one branch office, with an additional branch office currently being constructed and scheduled to open in February 2003. In February 2003, we intend to open a loan production office in Franklin, Simpson County, Kentucky and are contemplating an additional branch in this area.

         BUSINESS STRATEGY. We emphasize experienced local management with a strong commitment to the communities located within our primary market area. Our officers and directors are active in these communities and we believe that these communities and their business leaders have supported, and will continue to support, a locally owned and managed financial institution committed to providing outstanding customer service and banking products. Citizens First Bank competes aggressively for banking business through a systematic program of directly calling on both customers and referral sources, such as attorneys, accountants, mortgage brokers, insurance agents and other business people, many of whom are already known to our officers and directors.

         We are committed to developing strong customer relationships by providing:

o        customer access to executive management;

o        continuity in officer and staff personnel;

o        an active personal call program by officers;

o        an understanding of customers' businesses and needs;

o        prompt response to customer requests; and

o development of relationships that are durable and that grow as Citizens First Bank and its customers continue in business.

         We have hired and will continue to hire experienced staff to provide personalized service and to generate competitively priced loans and deposits. This experienced staff has access to technology, software and database systems selected to deliver high-quality products and provide responsive service to customers. Through an agreement with a third-party service provider to provide data processing services and customer accounts statement preparation, we reduce the in-house personnel and equipment required to deliver such services and products.

         MANAGEMENT. Mary D. Cohron is our President and Chief Executive Officer and has been since 1998. Ms. Cohron previously served as a director of Trans Financial, Inc., a bank holding company previously located in Bowling Green. She headed the Tax and Revenue Anticipation Note Program for the Kentucky School Boards Association and provided strategic planning and consultant services for small businesses. Barry D. Bray is our Vice President and Chief Credit Officer. Mr. Bray served as executive vice president and chief credit officer for Trans Financial, Inc. from 1982 to 1998. Bill D. Wright is our Vice President and Chief Financial Officer. From 1995 to 1998, Mr. Wright was Assistant Controller and Assistant Treasurer for Trans Financial Bank. M. Todd Kanipe is our Vice President and Trust Relationship Manager. From 1990 to 1998, Mr. Kanipe was a commercial lender for Trans Financial, Inc.

         Our board of directors is made up of individuals with broad backgrounds in business, real estate, banking and government, including several individuals who have served as executive officers of some of Bowling Green's most prominent businesses.

         As of December 31, 2002, we had 31 full-time and 10 part-time employees.

                          LOCATION OF EXECUTIVE OFFICES

         The address and phone number of our executive offices are:

                              1805 Campbell Street
                          Bowling Green, Kentucky 42104
                                 (270) 393-0700

                                  THE OFFERING

Common stock offered                                 __________ shares. The shares being offered will be first made available to our current shareholders on a pro rata basis and then to the general public
                                                     (including our current shareholders who may wish to purchase more than their pro rata portions). All of our directors and executive officers have indicated
                                                     their intention to purchase shares in the offering. See "The Offering" on page
                                                     16 and "Principal Shareholders" on page 75.

Common stock outstanding after this
    offering                                         __________ shares

Net proceeds                                         We anticipate that our net proceeds from this offering will be approximately
                                                     $---------.

Minimum/maximum subscription                         The minimum number of shares for which you may subscribe is 100, for an investment of $_______. No maximum subscription has been established. However, we may reject, in whole or in part, any subscription, whether or not there are available shares, and we may determine, in our sole discretion, the allocation of shares to subscribers.

Use of proceeds                                      We intend to use the net proceeds to repay indebtedness, as working capital to fund future internal growth and for general corporate purposes.

Expiration time                                      The offering will continue until _________, 2003, unless earlier terminated, or extended in the discretion of the board of directors to a date not later than ________, 2003.

                                       5

Minimum offering                                     There is no minimum aggregate number of shares that must be sold in the offering. We intend to complete the offering if any valid subscriptions are received before the expiration of the offering.

Subscriptions irrevocable                            Once your completed subscription agreement is received, you may not revoke your subscription. Your subscription funds will not be released to us or for our use or commingled with our funds unless your subscription is accepted and shares are to be issued to you with respect to your funds.

Risk factors                                         See "Risk Factors" on page 10 for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Trading market and symbol                            OTCBB: CZFC.OB

         The number of shares outstanding after the offering is based upon our shares outstanding as of December 31, 2002, assumes the sale of all of the shares offered and excludes a total of 160,000 shares issuable under our stock option plans. Net proceeds assumes the sale of all of the shares offered after deducting estimated offering expenses and the sales agent's fees.

                               RECENT DEVELOPMENTS

         RESULTS OF OPERATIONS FOR THE THREE MONTHS AND TWELVE MONTHS ENDED DECEMBER 31, 2002. On January 17, 2003, we reported our results of operations for the three months and twelve months ended December 31, 2002. See "Business - Recent Developments" on page 49. Information for the three months and twelve months ended December 31, 2002 is unaudited and subject to adjustments based upon the audit thereof.

         Net income on a consolidated basis for the fourth quarter of 2002 was $188,593, or $0.29 per share, compared to net income of $294,285 or $0.46 per share for the same quarter of 2001. During the fourth quarter of 2001, we recorded, in accordance with SFAS 109, a deferred tax asset totaling $350,000, which also resulted in a credit entry of the same amount to the provision for income taxes. Due to the uncertainty of the strength of the national and regional economies at the end of 2001, management elected to increase the provision for loan losses by an additional $175,000 during the fourth quarter of 2001. Excluding these two transactions and the related tax effect for the additional provision for loan loss expense, net income for the fourth quarter of 2001 would have been $59,785, or $0.09 per share.

         For the twelve months ended December 31, 2002, we reported net income of $745,218, or $1.16 per share, compared to net income of $342,402, or $0.53 per share for the same period in 2001. Net income for the twelve months of 2002 includes gains of $67,370 during the second quarter and $41,084 during the third quarter, from the sale of investment securities. Excluding this $108,454 gain from the sale of investment securities and the related tax effect, net income for the twelve months of 2002 would have been $673,639, or $1.05 per share.
Excluding the $350,000 tax asset and the additional $175,000 loan loss provision expense mentioned previously for the fourth quarter of 2001, and the related tax effect for the additional provision for loan loss expense, net income for 2001 would have been $107,902, or $0.17 per share.

         Net interest income for the quarter ended December 31, 2002 was $940,088, versus $826,356 for the same quarter of 2001, an increase of $113,732, or 13.8%. Non-interest income was $216,162 during the fourth quarter of 2002, compared to $117,020 in the same quarter of 2001, an increase of $99,142 or 84.7%. Non-interest expense during the fourth quarter of 2002 was $831,157, versus $737,091 for the same period of 2001, an increase of $94,066 or 12.8%.

         For the twelve months ended December 31, 2002, net interest income was $3,622,676, compared to $2,975,422 for the same period in 2001, an increase of $647,254 or 21.8%. Non-interest income for the twelve months of the year totaled $772,456 in 2002, compared to $379,136 for the same period of 2001, an increase of $393,320 or 103.7%. Excluding the $108,454 gain on sale of investment securities previously mentioned, non-interest income for 2002 would have been $664,002, an increase of $284,866, or 75.1%, from the 2001 total. Non-interest expense during the twelve months of 2002 was $3,063,904, an increase of $354,683 or 13.1%, over the total of $2,709,221 from the same period of 2001.

         Total assets at December 31, 2002 were $128,443,129, up $23,623,413 or
22.5% from $104,819,716 at December 31, 2001. Stockholders' equity of $7,838,252 equaled 6.1% of total assets as of December 31, 2002.

         ACQUISITION. In January 2003, we acquired all of the outstanding stock of Commonwealth Mortgage of Bowling Green, Inc. and Southern Kentucky Land Title, Inc., for $400,000 plus a deferred purchase price based on Commonwealth's and Southern's future earnings over the next five years. The deferred purchase price is payable in cash and shares of our common stock. We also agreed to purchase the .2 acre site on which the main office of Commonwealth is located for a purchase price of $272,500. Commonwealth Mortgage originates 1-4 family residential mortgages for sale to the secondary mortgage market, while Southern Kentucky Land Title provides title insurance agency services for real estate purchase contracts.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary historical consolidated financial date from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and "Management Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 27. Except for the data under "Performance Ratios and Other Data" and "Asset Quality Ratios", the summary historical consolidated financial data as of December 31, 2001 and December 31, 2000 and for the years ended December 31, 2001 and December 31, 2000 is derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus, and the summary historical consolidated financial data as of and for the nine months ended September 30, 2002 and September 30, 2001 is derived from unaudited consolidated financial statements for those periods, which are also included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial positions and results of operations for these periods. The financial condition and results of operations as of and for the nine months ended September 30, 2002 do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 31, 2002.

                                                     AT OR FOR THE NINE MONTHS              AT OR FOR THE YEARS ENDED
                                                         ENDED SEPTEMBER 30,                        DECEMBER 31,

                                                          2002             2001              2001             2000
(UNAUDITED)
INCOME STATEMENT DATA:
Interest income                                           $4,792,383       $4,840,172        $6,450,510       $4,926,678
Interest expense                                           2,109,795        2,691,105         3,475,087        2,602,463
Net interest income                                        2,682,588        2,149,067         2,975,423        2,324,215
Provision for loan losses                                    160,000          399,000           664,000          462,000
Non-interest income                                          556,294          262,116           379,136          265,285
Non-interest expense                                       2,232,747        1,973,066         2,709,222        2,425,748
Net income                                                   556,625           48,117           342,402        (288,248)
BALANCE SHEET DATA:
Total assets                                            $110,321,755      $90,705,493      $104,819,716      $74,072,470
Total securities                                          13,238,425        7,428,755        10,200,866        7,025,918
Total loans, net                                          90,088,710       76,256,717        83,524,425       60,167,079
Allowance for loan losses                                  1,278,706        1,012,984         1,195,924          822,344
Total deposits                                            88,180,330       78,136,267        87,890,828       62,516,112
Repurchase agreements                                      6,531,797        2,557,382         3,411,736        2,358,160
  and short-term borrowings
Total stockholders' equity                                 7,625,857        6,798,701         7,066,376        6,672,226
                                      8


PER SHARE DATA:
Earnings per share - basic                                    $ 0.87           $ 0.08            $ 0.53          $(0.45)
Earnings per share -diluted                                     0.87             0.08              0.53           (0.45)
Book value                                                     11.86            10.57             10.99            10.38
PERFORMANCE RATIOS:
Return on average assets                                       0.72%            0.08%             0.40%          (0.54%)
Return on average equity                                      10.09%            0.96%             5.08%          (4.70%)
Net interest margin (1)                                        3.62%            3.65%             3.67%            4.29%
ASSET QUALITY RATIOS:
Nonperforming assets to total loans                            0.40%            0.29%             0.80%            0.86%
Net loan charge-offs to average loans                          0.09%            0.30%             0.40%            0.09%
Allowance for loan losses to total loans                       1.40%            1.31%             1.41%            1.35%
CAPITAL RATIOS:
Leverage ratio (2)                                             7.25%            7.36%             7.30%            8.93%
Tier 1 risk-based capital ratio                                8.19%            8.66%             8.20%           10.38%
Total risk-based capital ratio                                 9.44%            9.91%             9.40%           11.62%
-----------------

(1) Net interest margin is the result of net interest income for the period divided by average interest earning assets. (2) Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

                                  RISK FACTORS


         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK IN THIS OFFERING. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, WE MAY NOT BE ABLE TO CONDUCT OUR BUSINESS AS CURRENTLY PLANNED AND OUR FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.



WE MAY NOT BE SUCCESSFUL IN THE IMPLEMENTATION OF OUR BUSINESS STRATEGY.

         We cannot assure you that we will continue to be successful in the implementation of our business strategy. See "Business - Business Strategy" on page 47. The growth and expansion of our business has placed, and will continue to place, significant demands on our management and our operational and financial resources. We expect to incur additional non-interest expense in 2003, largely as a result of our opening of a new branch in Bowling Green and a loan production office in Franklin, Kentucky. Successful implementation of our business strategy requires continued growth and will depend on our ability to attract a significant number of customers, profitably manage our assets, liabilities and capital, develop necessary business relationships to provide products and services, implement and improve operational, financial and management information systems and other technology, and hire and train additional qualified personnel.

WE MAY NOT GROW AS RAPIDLY AS WE HAVE IN THE PAST. IF WE ARE UNABLE TO ACHIEVE OUR PROJECTED GROWTH RATES, OUR ABILITY TO INCREASE OUR LONG-TERM PROFITABILITY WILL SUFFER.

         Our assets increased from $22 million at June 30, 1999 to $110 million at September 30, 2002, and our quarterly net interest income after provision for loan losses has increased from $79,683 in the second quarter of 1999 (our first full calendar quarter of operations) to $875,800 in the third quarter of 2002. Increases in our future profitably will depend on our continued ability to grow our assets while maintaining asset quality. We have incurred substantial expenses in management, sales and customer support personnel and other infrastructure to support our future growth, and we expect to continue to incur such expenses as we open and expand new branch offices. We may not grow as rapidly as we have over the past four years, and we may not grow at all. To continue to grow, we will need to provide sufficient capital to Citizens First Bank. We may not be able to receive the regulatory approvals, such as branch approvals, that will be necessary for such growth. If we are unable to grow, our ability to increase our long-term profitability will suffer.

IF OUR ALLOWANCE FOR LOAN LOSSES IS NOT SUFFICIENT TO COVER ACTUAL LOAN LOSSES, OUR EARNINGS WILL DECREASE.

         Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the collateral, if any, securing the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses which may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on volume and types of loans, internal loan classifications, trends in classifications, volume and trends in delinquencies and non-accruals, national and local economic conditions, other factors and other pertinent information. If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and additional provisions may be necessary which would materially decrease our net income or result in losses.

         In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

FLUCTUATIONS IN INTEREST RATES COULD REDUCE OUR PROFITABILITY. WE REALIZE INCOME PRIMARILY FROM THE DIFFERENCE BETWEEN INTEREST EARNED ON LOANS AND INVESTMENTS AND INTEREST PAID ON DEPOSITS AND BORROWINGS.


         Our earnings are significantly dependent on our net interest income. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our positions, this "gap" may work against us, and our earnings may be negatively affected. We are unable to predict fluctuations of market interest rates, which are affected by many factors, including the following: inflation, recession, a rise in unemployment, tightening money supply, and domestic and international disorder and instability in domestic and foreign financial markets.

THE RESTRICTIONS ON CITIZEN FIRST BANK'S ABILITY TO PAY US DIVIDENDS COULD HAVE A SUBSTANTIAL IMPACT ON OUR ABILITY TO FUND OUR HOLDING COMPANY OPERATIONS, INCLUDING DEBT SERVICE ON FUTURE BORROWINGS.

         We do not currently incur material expenses at the holding company level. If material expenses are incurred in the future, however, we will need to receive dividends from Citizens First Bank or have some other source of funds. Due to regulatory constraints, no funds are currently available for the payment of dividends from Citizens First Bank to us.

A RELATIVELY HIGH PERCENTAGE OF OUR LOAN PORTFOLIO CONSISTS OF COMMERCIAL LOANS AND COMMERCIAL REAL ESTATE LOANS IN AMOUNTS IN EXCESS OF $1,000,000, PRIMARILY TO SMALL-TO-MEDIUM SIZED BUSINESSES, WHICH MAY BE MORE ADVERSELY AFFECTED
THAN LARGER ENTERPRISES DURING PERIODS OF ECONOMIC WEAKNESS.

         A substantial focus of our marketing and business strategy is to serve small-to-medium sized businesses in our primary market area. During periods of economic weakness, small-to-medium sized businesses may be impacted more severely than larger businesses, and consequently the ability of such businesses to repay their loans may deteriorate. As a result, our results of operations and financial condition may be adversely affected.

WE ARE DEPENDENT ON THE BOWLING GREEN AND WARREN COUNTY ECONOMY AND THE ECONOMY OF THE SURROUNDING REGION.


         Our operations are materially dependent upon and sensitive to the economy of the Bowling Green-Warren County area and the surrounding ten county region known as the Barren River Area Development District. An economic downturn or widespread labor management difficulties could have a significant adverse effect on our earnings and financial condition.

LOSS OF OUR SENIOR EXECUTIVE OFFICERS OR OTHER KEY EMPLOYEES COULD IMPAIR OUR RELATIONSHIP WITH OUR CUSTOMERS AND ADVERSELY AFFECT OUR BUSINESS.


         We have assembled a management team which has substantial background and experience in banking and financial services and in the Bowling Green banking market. Loss of the services of any of these key personnel could negatively impact our business because of their skills, years of industry experience, customer relationships and the potential difficulty of promptly replacing them.

OUR SUBSIDIARY BANK MAY NOT HAVE ADEQUATE CAPITAL.

     We anticipate that our existing capital resources, including the net proceeds of this offering, will adequately satisfy the foreseeable capital requirements of Citizens First Bank. However, we cannot be certain that the capital of Citizens First Bank will be adequate to support its anticipated growth. Any necessary future equity or debt financing, if available at all, may be on terms which are not favorable to us and, in the case of equity financing, could result in dilution to your share ownership. If adequate capital is not available, Citizens First Bank will be subject to an increased level of regulatory supervision and our business, operating results and financial condition could be adversely affected. See "Supervision and Regulation - Prompt Corrective Action" on page 67.

COMPETITION WITH OTHER FINANCIAL INSTRUCTIONS COULD ADVERSELY AFFECT OUR PROFITABILITY.

         According to FDIC deposit information as of June 30, 2002, there were 14 banking institutions, excluding credit unions, with offices in the Bowling Green MSA. A number of these banking institutions have substantially greater resources and lending limits, more numerous banking offices, a wider variety of banking and other financial services, and much higher levels of core deposits than we do. In addition, we compete with mortgage companies, insurance companies, consumer finance companies, brokerage firms, credit unions, money market funds and other entities. This competition may limit or reduce our profitability, reduce our growth and adversely affect our results of operations and financial condition. See "Business - Competition" on page 56.

CONSUMATION OF THE OFFERING IS NOT SUBJECT TO THE RECEIPT OF SUBSCRIPTIONS FOR A MINIMUM NUMBER OF SHARES.

         There is no minimum number of shares that must be sold in the offering and subscriptions, once received, are irrevocable. The offering may be completed even if substantially less than the total number of shares offered is sold. If this happens, our capital would not be increased to the extent it would be if all of the shares being offered were sold. We intend to accept subscriptions even if the offering has not been fully subscribed. See "The Offering" on page 16.

THE BOOK VALUE OF A SHARE OF OUR COMMON STOCK AFTER THE OFFERING WILL BE LOWER THAN THE PRICE PAID FOR SHARES IN THE OFFERING.

         If all of the shares being offered are sold, the book value per share at September 30, 2002, after giving effect to completion of this offering, would be $______ per share. Based on these assumptions, the post-offering book value would be less than the offering price of $_____ per share, and accordingly, investors in the offering would experience dilution of $____, or ____%, per share, calculated on the basis of the difference between the offering price and pro forma book value. See "Dilution" on page 24.

THE OFFERING PRICE DOES NOT NECESSARILY REFLECT THE FAIR MARKET VALUE OF THE COMMON STOCK.

         We considered a number of factors in determining the offering price for the common stock, but principally looked to the price of recent trades known to have occurred. No independent third party or negotiations were involved in the determination of the offering price, and the price does not necessarily reflect the market value of our common stock. The price at which our common stock trades after the offering may be higher or lower than the offering price.

AN ACTIVE PUBLIC MARKET FOR OUR COMMON STOCK DOES NOT CURRENTLY EXIST, AND WILL PROBABLEY NOT EXIST AFTER THE OFFERING.

         While the common stock will be freely transferable by most shareholders, we do not expect that there will be an active market for trading the common stock following the offering. There has not been active trading in our common stock and we cannot be sure that an active or established trading market will develop following completion of the offering, or, if one develops, that it will continue, or whether the price of our common stock will be higher or lower than the offering price. The common stock will not be listed on The Nasdaq National Market, The Nasdaq SmallCap Market or any other securities market upon completion of the offering.

         The sales agent facilitates quotations of our common stock on the Over The Counter Bulletin Board and intends to do so following the offering. The sales agent is not obligated to do this and the development of an active public trading market depends upon the existence of willing buyers and sellers which is not within our control or that of the sales agent.

         Even if a market maker should make quotations of our common stock, market makers are not required to maintain a continuous two-sided market and are free to withdraw firm quotations at any time. Even with a market maker, the limited size of this offering, our lack of earnings history and the absence of dividends within the foreseeable future will impede the development of an active and liquid market for our common stock. You should carefully consider the limited liquidity of your investment in the shares.

NO UNDERWRITER HAS AGREED TO PURCHASE ANY OF THE COMMON STOCK AND WE MAY NOT BE ABLE SELL ALL OF THE SHARES IN THE OFFERING.


         The common stock is being sold through the efforts of the sales agent. Neither the sales agent nor any other person has any obligation to purchase, or find purchasers for, any shares of common stock. See "The Offering - Manner of Distribution" on page 21. Because the offering is not underwritten, there can be no assurance that any particular number of shares will be sold. If less than all of the shares offered are subscribed for, we may be unable to repay our existing indebtedness as contemplated under "Use of Proceeds", and we will have less capital to fund operations and growth, which could result in restricted or slower growth for Citizens First Bank, slower expansion of activities and lower shareholder returns. We could be required to raise additional capital earlier than if all of the shares offered are sold.

OUR DIRECTORS AND EXECUTIVE OFFICERS OWN 18.72% OF OUR OUTSTANDING COMMON STOCK BEFORE THE OFFERING AND IT IS EXPECTED THAT ALL OF OUR DIRECTORS AND EXECUTIVE OFFICERS WILL PURCHASE COMMON STOCK IN THE OFFERING.

         Our directors and executive officers and their affiliates currently own 18.72% of our outstanding shares of common stock, and all of our directors and executive officers currently intend to purchase shares in the offering. By voting against a proposal submitted to shareholders, the directors and executive officers, as a group, may be able to make approval more difficult for proposals requiring the vote of shareholders (such as mergers, share exchanges, certain asset sales and certain amendments to our articles of incorporation). See "Principal Shareholders" on page 75 and "Selected Provisions of Our Articles of Incorporation and Bylaws and Kentucky Law" on page 76.

WE MAY ISSUE ADDITIONAL SHARES WHICH MAY DILUTE YOUR SHARE OWNERSHIP.

         If all of the shares offered are sold under this offering, _______ shares of common stock will be outstanding following the conclusion of the offering. Our board of directors may issue additional shares up to the authorized maximum of 2,000,000 shares of common stock and 500 shares of preferred stock without prior shareholder approval and without allowing shareholders the right to purchase their pro rata portion of such shares. The issuance of any new shares of common stock for whatever purpose would cause dilution in your percentage ownership of common stock and perhaps in the value of your shares.

WE CAN DECIDE NOT TO ACCEPT ALL OR A PART OF YOUR SUBSCRIPTION.

         We will have broad discretion in determining which subscriptions, other than those of our current shareholders under the rights offering, to accept, in whole or in part, including if the offering is oversubscribed. In deciding which subscriptions to accept, we may consider, among other factors, the order in which subscriptions are received, a subscriber's potential to do business with or to direct business to us, and the desire to have a broad distribution of stock ownership. As a result, a subscriber cannot be assured of receiving the full number of shares subscribed for, and may forego use of all or a portion of such subscriber's funds pending allocation of available shares. See "The Offering - General" and "- Acceptance and Refunding of Subscriptions" on pages 16 and 19.

WE HAVE NOT HISTORICALLY PAID CASH DIVIDENDS AND THERE CAN BE NO ASSURANCE THAT WE WILL HAVE SUFFICIENT EARNINGS TO BE LEGALLY ABLE TO PAY DIVIDENDS.

         Citizens First Bank is currently our sole revenue producing operation. As a result, our ability to pay dividends depends on receiving dividends from Citizens First Bank. The amount of dividends that Citizens First Bank may pay is limited by state and federal laws and regulations and currently it is restricted from paying us any dividends. Even if we have earnings in an amount sufficient to pay dividends, our board of directors may decide to retain earnings for the purpose of financing growth. We have never paid cash dividends. You should not purchase shares if you are depending upon dividend income from this investment. See "Dividends" on page 23.

IF A CHANGE IN CONTROL OR CHANGE IN MANAGEMENT IS DELAYED OR PREVENTED, THE MARKET PRICE OF OUR COMMON STOCK COULD BE NEGATIVELY AFFECTED.

         Provisions in our corporate documents, as well as certain federal and state laws and regulations, may make it difficult and expensive to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. Anti-takeover provisions contained in our corporate documents also will make it more difficult for an outside shareholder to remove our current board of directors or management.


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words "anticipate," "will," "believe," "estimate," "expect," "intend," "seek," or similar expressions. These forward-looking statements may address, among other things, our business plans, objectives or goals for future operations, the anticipated effects of this offering, our forecasted revenues, earnings, assets or other measures of performance. These forward-looking statements are subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described under "Risk Factors". These factors also include, but are not limited to:

o the strength of the United States economy in general and the strength of the Bowling Green economy in particular;

o changes in interest rates, yield curves and interest rate spread relationships;

o deposit flows, cost of funds, and cost of deposit insurance on premiums;

o changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers or issuers;

o        increased competition or market concentration;

o        changes in tax or accounting principles; and

o new state or federal legislation, regulations or the initiation or outcome of litigation.

         If one or more of these risks or uncertainties materialize, or if any of our underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We undertake no obligation to publicly update or revise any forward-looking statements to reflect future events or developments.


                                  THE OFFERING

GENERAL

         We are offering to sell _________ newly issued shares of our common stock at a price of $_____ per share. If the volume of subscriptions exceeds the number of shares offered, we may allocate offered shares among excess subscriptions in any amount we see fit.

         RIGHTS OFFERING. The shares offered under this offering are being first offered to our shareholders as of the date of this prospectus (including holders of record holding shares for beneficial owners in nominee name), each of whom shall be entitled to purchase some or all of a pro rata portion of the offered shares based on their current shareholdings. Our current shareholders must exercise their rights under the rights offering by delivery to the escrow agent of a subscription agreement on or before ________, 2003. After that date, shares may be sold (in such fashion as determined by us in our sole discretion) to the general public, as well as to our current shareholders who either didn't exercise their rights under the rights offering or who may desire to purchase more than their pro rata portion of the shares offered.

         NO MINIMUM OFFERING. There is no minimum number of shares which must be sold in the offering. The offering will be consummated if any valid subscriptions are received, unless our board of directors has terminated the offering in its entirety.

         EXPIRATION TIME. Subscriptions by current shareholders to purchase shares under the rights offering must be received no later than 5:00 p.m. eastern time on _________, 2003. Subscriptions to purchase shares by the general public, by current shareholders not exercising their rights under the rights offering or by current shareholders who may desire to purchase more than their pro rata portions of the offered shares must be received no later than 5:00 p.m., eastern time, on ____________, 2003, unless we terminate the offering earlier or extend it. We reserve the right to terminate the offering at any time prior to ___________, 2003, or to extend the termination date for up to three periods of thirty days each, without notice to subscribers. Under no circumstances will we extend the offering beyond ____________, 2003. See "Procedure for Subscribing for Shares " and "Acceptance and Refunding of Subscriptions" below.

         MINIMUM AND MAXIMUM SUBSCRIPTION. Except for current shareholders who purchase shares under the rights offering, investors must subscribe for the purchase of a minimum of 100 shares (for a minimum investment of $_____), subject to our right to permit smaller subscriptions in our discretion. There is no maximum number of shares which any person or group of affiliated persons will be permitted to purchase, subject to our right to reject any subscription in whole or in part.

         NOTWITHSTANDING OUR UNFETTERED RIGHT OF REJECTION, ONCE WE RECEIVE A SUBSCRIPTION, IT IS IRREVOCABLE BY THE SUBSCIBER.

PROCEDURE FOR SUBSCRIBING FOR SHARES

         You may participate in the offering and invest in the shares by completing and signing the subscription agreement accompanying this prospectus and delivering the completed subscription agreement prior to the termination of the offering, together with payment in full of the offering price of all shares for which you have subscribed. Payment in full must be made by:

o        check or bank draft drawn upon a U.S. bank; or

o        postal, telegraphic or express money order;

o        in any case, payable to "CFC Escrow".

         The offering price will be deemed to have been received only upon (i) clearance of any uncertified check, or (ii) receipt of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order. A postage paid, addressed envelope is included with this prospectus for the return of the subscription agreement. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, investors who wish to pay the offering price by means of uncertified personal checks are urged to make payment sufficiently in advance of the termination of the offering to ensure that such payment is received and clears by such date. All funds received in payment of the subscription price will be deposited in an escrow account with ________________ as escrow agent, until acceptance of such subscriptions (which can occur in our discretion at any time prior to the closing or termination of the offering), and will be invested at our direction.

         The address to which subscription agreements and payment of the offering price should be delivered is:

                        Winebrenner Capital Partners, LLC
                           2300 Greene Way, Suite 200
                           Louisville, Kentucky 40220

         If the amount you send with your subscription is insufficient to purchase the number of shares that you indicate are being subscribed for, or if you do not specify the number of shares to be purchased, then you will be deemed to have subscribed to purchase shares to the full extent of the payment tendered (subject only to reduction to the extent necessary to comply with any regulatory limitation or conditions we impose in connection with the offering and provided that no fractional shares will be issued). If the amount you send with your subscription exceeds the amount necessary to purchase the number of shares that you indicate are being subscribed for, then you will be deemed to have subscribed to purchase shares to the full extent of the excess payment tendered (subject only to reduction to the extent necessary to comply with any regulatory limitation or conditions we impose in connection with the offering and provided that no fractional shares will be issued). Notwithstanding the foregoing, we reserve the right to reject, in whole or in part, any subscription other than timely rights offering subscriptions from current shareholders. See "- Minimum and Maximum Subscription" above.

         Failure to include the full offering price with your subscription agreement may cause us to reject your subscription. The method of delivery of subscription agreements and payment of the offering price will be your election and risk. If you send your subscription by mail, we recommend that you use registered mail, return receipt requested, and that you allow a sufficient number of days to ensure delivery and clearance of payment prior to the termination date. Broker/dealers will transmit any such checks directly to the escrow agent by noon of the business day following receipt.

         We will decide all questions concerning the timeliness, validity, form and eligibility of subscription agreements, and our decisions will be final and binding. In our sole discretion, we may waive any defect or irregularity in any subscription, may permit any defect or irregularity to be corrected within such time as we may allow or may reject the purported subscription. Subscription agreements will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. None of Citizens First, its officers, directors and agents (including, without limitation, the sales agent), or any other person will be under any duty to give a subscriber notice of any defect or irregularity in the submission of subscription agreements, or incur any liability for failure to give such notice.

         SUBSCRIPTIONS FOR SHARES MAY NOT BE REVOKED BY SUBSCRIBERS.

ESCROW ACCOUNT;RELEASE OF FUNDS;NO INTEREST ON SUBSCRIPTION FUNDS

     All funds received in payment of the offering price will be promptly deposited into an escrow account at ____________________________ until acceptance or rejection by us of such subscriptions. Funds in the escrow account will be invested only in investments permissible under SEC Rule 15c2-4 (including short-term obligations of the United States government or a sweep account collateralized by United States government or agency securities). Subscription funds will be released from the escrow account to us only upon receipt by the escrow agent of the certification of our president that subscriptions relating to such funds have been accepted and that shares of common stock will be issued to subscribers in respect of such subscriptions.
Earnings on funds in the escrow account will be retained by us, whether or not the offering is consummated.

ACCEPTANCE AND REFUNDING OF SUBSCRIPTIONS

         Subscription agreements are not binding on us until accepted by us. Subscriptions from our current shareholders will be accepted first on a pro rata basis as described under "General - Rights Offering" above. Apart from current shareholders exercising their options under the rights offering on or before _______, 2003, we reserve the right to accept or reject any subscription in whole or in part or, if the offering is oversubscribed, to allot a lesser number of shares than the number for which a person has subscribed. In addition, the sales agent can reject a subscription in its reasonable discretion based on applicable suitability standards.

         In considering whether to accept subscriptions, in whole or in part, from persons other than current shareholders properly and timely exercising their rights under the rights offering, we may consider, among other factors, the order in which subscriptions are received, the number of shares purchased by a subscriber in other capacities, the potential of the subscriber to do business with or direct business to Citizens First Bank, our desire to have a broad distribution of stock ownership, as well as legal or regulatory restrictions, the number of shares which have not been subscribed for at the time a subscription is accepted and other factors relating to a particular subscription. In determining whether to permit a larger subscription, we may also consider the identity of the subscriber and the subscriber's intentions with respect to our operations, management and direction. If you subscribe for shares through a broker or nominee, and your broker or nominee does not identify you in the subscription agreement, we may not allocate any shares to your subscription.

         In determining the number of shares to allot to each subscriber in the event the offering is oversubscribed, we may, in our discretion, take into account the fact that a subscriber is a current shareholder, the order in which subscriptions are received, a subscriber's potential to do business with or to direct customers to Citizens First Bank, and our desire to have a broad distribution of stock ownership, as well as legal or regulatory restrictions and the other factors described above.

         We will decide which subscription agreements to accept within ten days after the termination of the offering if we have not previously made such determination. Once made, a subscription is irrevocable by the subscriber during the period of the offering, including extensions, if any.

         We may elect, at any time and from time to time, to accept any or all of the subscriptions which have been received to date, issue shares of common stock for those subscriptions and continue the offering with respect to any remaining shares not yet purchased in the offering.

         In the event that we reject all or a portion of any subscription, the escrow agent will promptly refund to the subscriber by check sent by first-class mail all, or the appropriate portion, of the amount submitted with the subscription agreements. After all refunds have been made, the escrow agent, the sales agent, Citizens First, Citizens First Bank and their respective directors, officers, and agents will have no further liabilities to subscribers. Certificates representing shares duly subscribed and paid for will be issued as soon as practicable after funds are released to us by the escrow agent.

LIMITED MARKET FOR COMMON STOCK

         Except for common stock held by our directors and executive officers, the shares offered under this prospectus will be freely transferable immediately upon issuance and will not be subject to any transfer restrictions. There does not currently exist an active public market for our common stock. The sales agent is currently the only broker-dealer that is actively facilitating a market in our common stock. Our common stock has been the subject of only sporadic trades. There can be no assurance that an active over-the-counter market will develop for our common stock. It is not anticipated that our common stock will be listed on any stock exchange or be designated for trading on the Nasdaq system upon completion of the offering or in the immediate future.

DETERMINATION OF OFFERING PRICE

         The offering price has been determined by our President and Chief Executive Officer, as authorized by our board of directors after consideration of various factors which she deemed relevant, principally recent trades of our common stock. NEITHER OUR BOARD OF DIRECTORS NOR MANAGEMENT HAS EXPRESSED AN OPINION OR HAS MADE ANY RECOMMENDATION AS TO WHETHER ANYONE SHOULD PURCHASE SHARES OF COMMON STOCK IN THE OFFERING. ANY DECISION TO INVEST IN OUR COMMON STOCK MUST BE MADE BY YOU BASED UPON YOUR OWN EVALUATION OF THE OFFERING IN THE CONTEXT OF YOUR BEST INTERESTS.

         There can be no assurance that, following completion of the offering and the issuance of the shares, you will be able to sell shares purchased in the offering at a price equal to or greater than the offering price. Moreover, until certificates for shares of common stock are delivered, you may not be able to sell the shares of common stock that you have purchased in the offering.

INTENTIONS OF DIRECTORS AND EXECUTIVE OFFICERS

         All of our directors and executive officers have indicated that they intend to subscribe for shares of common stock in the offering. Any shares purchased by directors and executive officers are intended to be held as an investment. These commitments could change based upon individual circumstances. See "Principal Shareholders" on page 75.

REGULATORY LIMITATIONS

         If you would own 10% or more of our common stock after the offering (5% in some circumstances), you may be required to provide certain information to, or seek the prior approval of, state and federal bank regulators. We may reject subscriptions and will not be required to issue shares of common stock in the offering to any person who, in our opinion, would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if, at the termination date, such clearance or approval has not been obtained or any required waiting period has not expired. We reserve the right to reduce or reject, in whole or in part, any subscription which would require prior regulatory application or approval if such has not been obtained prior to the termination date. See "Acceptance and Refunding of Subscriptions" above.
      .


RIGHT TO AMEND OR TERMINATE THE OFFERING

         We expressly reserve the right to amend the terms and conditions of the offering. In the event of a material change to the terms of the offering, we will file an amendment to the registration statement, of which this prospectus is a part, and resolicit subscribers to the extent required by the Securities and Exchange Commission. In the event of such a resolicitation, all proceeds received will be returned promptly to any subscriber who does not provide the escrow agent with an affirmative reconfirmation of the subscription.

         We expressly reserve the right, at any time prior to delivery of the shares of common stock offered, to terminate the offering if the offering is prohibited by law or regulation or if our board of directors concludes, in its sole judgment, that it is not in our best interests to complete the offering under the circumstances. The offering may be terminated by us giving oral or written notice to the escrow agent and/or making a public announcement of the termination of the offering. If the offering is so terminated, all funds received will be promptly refunded, without interest.

ISSUANCE OF COMMON STOCK

         Certificates representing shares of common stock purchased in the offering will be delivered to purchasers at the direction of the purchasers as indicated in their subscription agreement. No fractional shares will be issued in the offering.

REQUESTS FOR ADDITIONAL INFORMATION

         If you have questions or require additional information concerning the offering, contact the sales agent, Winebrenner Capital Partners, LLC, 2300 Greene Way, Suite 200, Louisville, Kentucky 40220, telephone (502) 671-0015 or toll free (877) 671-0015.

MANNER OF DISTRIBUTION

         Winebrenner Capital Partners, LLC, will serve as sales agent for the offering. For its services in attempting to sell shares on a "best efforts" basis, the sales agent will receive a commission fee equal to five percent (5%) of the proceeds of the offering. If no shares are sold due to the early termination of the offering, we are obligated to pay the reasonable accountable out-of-pocket expenses incurred by the sales agent in connection with the offering up to an aggregate of $25,000 in expenses.

         If any of our directors and executive officers assist in the offering they will receive no compensation for such services. The sales agent and any such directors and officers are not authorized to make statements about us or Citizens First Bank unless such information is set forth in this prospectus, nor will they render investment advice. None of our directors or executive officers are registered as securities brokers or dealers under the federal or applicable state securities laws. Because they are not in the business of either effecting securities transactions for others or buying and selling securities for their own account, they are not required to register as brokers or dealers under the federal securities laws. In addition, any such activities of our directors and executive officers would be exempted from registration pursuant to a specific safe-harbor provision under Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. Substantially similar exemptions from registration are available under applicable state securities laws.

      NEITHER THE SALES AGENT NOR ANY OTHER PERSON IS OBLIGATED TO PURCHASE ANY OF THE SHARES OFFERED, OR TO FIND PURCHASERS FOR ANY SHARES. THERE CAN BE NO ASSURANCE THAT ANY MINIMUM NUMBER OF SHARES WILL BE SOLD.


                                 USE OF PROCEEDS

         The proceeds to Citizens First from the sale of the common stock offered, net of sales agent fees, will be $_____ million if all of the shares being offered are sold, before deducting expenses of the offering (not including commissions payable to the sales agent), which are estimated at $_________.

         The proceeds of the offering will be used to strengthen Citizens First Bank's capital base and position it to continue to exceed minimum regulatory capital ratios, which will allow for future growth, and to repay the outstanding balance on our line of credit, which was $900,000 at February 6, 2003. The loan bears interest at the one year LIBOR rate plus 275 basis points and matures on June 23, 2012. An insignificant amount of the net proceeds will be retained at Citizens First to provide liquidity.


         Contribution of capital to Citizens First Bank will permit continued growth in assets and loans through expansion of its existing lending and investment activities and possible further branching and acquisitions. Except as described in this prospectus, there are no definitive plans for any additional branches or for any acquisitions, and there can be no assurance that we will establish additional branches, acquire another institution in whole or in part, or that any new branch or acquisition will be successful or contribute to shareholder value.



                         PRICE RANGE OF OUR COMMON STOCK


         Our common stock is not traded on any listed stock exchange. The shares are traded in the over-the-counter market under the symbol "CZFC.OB", on an order-match agency basis, whereby buyers and sellers of the stock execute transactions on a no spread basis. Trading volume in our common stock is considered light and the stock is thinly traded. As of December 31, 2002, there were 643,053 shares of common stock outstanding held by approximately 425 shareholders of record.

         The following represents the reported prices (as well as the total trading volume) for which shares of our common stock have been exchanged since January 1, 2000 on a per share basis. The last reported sale of our common stock was the sale of 100 shares on February 11, 2003 at a price of $15.15 per share.

                                                                                  NO.OF SHARES
                                             HIGH              LOW            TRADED DURING PERIOD
2000:

         First quarter                      $15.50            $14.00                    5,800
         Second quarter                      15.25             14.00                   11,800
         Third quarter                       15.12             14.25                   18,000
         Fourth quarter                      15.25             14.25                    8,000

2001:    First quarter                       15.00             13.13                    6,200
         Second quarter                      16.00             11.13                    2,600
         Third quarter                       12.75             11.00                   11,400
         Fourth quarter                      13.25             11.50                    6,800
2002:
         First quarter                       14.00             13.25                   11,800
         Second quarter                      14.00             12.75                   15,200
         Third quarter                       14.00             14.00                      400
         Fourth quarter                      17.25             15.00                   38,900
2003:
         First quarter through
            February 12, 2003                17.25             16.25                    9,000


         These price quotations are derived from data furnished by the National Association of Securities Dealers and, accordingly, we cannot guarantee the accuracy or reliability of such price quotations. Some trades may occur which are not reported by the NASD. Since there is no established public trading market for our common stock, there can be no assurance that the price information set forth above is representative of prices which could be obtained from sales of our common stock in established open market transactions.


                                    DIVIDENDS

         Holders of our common stock are entitled to receive dividends as and when declared by our board of directors. We have not paid cash dividends since we became the holding company for Citizens First Bank, electing to retain our limited earnings to support growth. We currently intend to continue the policy of retaining earnings to support growth for the immediate future. Future dividends will depend primarily upon Citizens First Bank's earnings, financial condition and need for funds, as well as applicable governmental policies and regulations. There can be no assurance that we will have earnings at a level sufficient to support the payment of dividends, or that we will in the future elect to pay dividends. As Citizens First Bank is the primary source of funds for payment of dividends by us, the inability of Citizens First Bank to pay dividends could adversely affect our ability to pay dividends.

         Federal and state statutes and regulations place limits on the amount of dividends Citizens First Bank may pay without prior approval. Under Kentucky law, dividends by Kentucky banks may be paid only from current or retained net profits. Before any common stock dividend may be declared for any period, a bank must increase its capital surplus by at least 10% of the net profits of the bank for such period until the bank's capital surplus equals the amount of its stated capital attributable to its common stock. Prior regulatory approval is required to pay dividends which exceed Citizens First Bank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. State and federal regulatory authorities also have authority to prohibit a bank from paying dividends if they deem such payment to be an unsafe or unsound practice.

         The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weakened the holding company's financial health, such as by borrowing. See "Supervision and Regulation - Capital Adequacy."

         As a depository institution, the deposits of which are insured by the Federal Deposit Insurance Corporation, Citizens First Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the Federal Deposit Insurance Corporation. Citizens First Bank is not currently in default under any of its obligations to the Federal Deposit Insurance Corporation.


                                    DILUTION

         The net tangible book value of our common stock as of September 30, 2002 was $7,625,857, or $11.86 per share. Net tangible book value per share represents the equity of our shareholders, less intangible assets, divided by the number of shares of our common stock outstanding. The dilution of the net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after completion of this offering. After (1) giving effect to the sale by us of _______ shares of our common stock offered at a price to the public of $_______ per share and the application of the estimated net proceeds therefrom, and (2) deducting the estimated sales agents fees and offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2002 would have been $___ million, or $____ per share. This represents an immediate increase in adjusted net tangible book value of $___ per share to new investors purchasing our common stock in this offering, as illustrated in the following table:

 Price to the public per share                                        $_____
 Net tangible book value per share at September 30, 2002 (1)          $11.86
 Increase in net tangible book value per share attributable to
 new investors (2)                                                    $_____
   As adjusted net tangible book value per share at
   September 30, 2002                                                 $_____
   Dilution per share to new investors                                $_____

                  The following table summarizes, on an as adjusted basis, as of September 30, 2002, the tangible book value of the outstanding shares and the total consideration and average price paid per share by the new investors for the shares purchased in this offering.

                                                SHARES         TANGIBLE EQUITY       AVERAGE
                                           NUMBER   PERCENT     NUMBER    PERCENT    PER SHARE

                                                  (dollars in thousands, except per share data)

Equity at September 30, 2002                643       ____%     $7,626     ___%        $_____
New investors (2)                           ___       ____%       ____     ___%        $_____
         Total                              ___       100.0%     $____    100.0%       $_____
-----------------

(1) Does not include 160,000 shares of our common stock issuable under our stock option plans.
(2) Net of sales agent fees of $______ and estimated offering expenses of approximately $_______.


                                 CAPITALIZATION

         The following table sets forth our capitalization and certain capital ratios as of September 30, 2002. Our capitalization is presented on an actual basis and on an as adjusted basis to reflect the sale of ______ shares of our common stock in this offering and our receipt of $___ million in estimated net proceeds from this offering, assuming a public offering price of $____ per share and after deducting the sales agent fees and estimated expenses of this offering.

                                                          AT SEPTEMBER 30, 2002
                                                         ACTUAL       PRO FORMA
Stockholders' Equity:
 Preferred stock, no par value; 500 shares
   authorized; no shares issued and outstanding        $    -           $    -
 Common stock, no par value per share; 2,000,000
   shares authorized; 643,053 shares, issued and
   outstanding actual, _________ shares issued and
   outstanding pro forma                              7,357,477          ______
 Accumulated earnings (deficit)                         156,225          156,225
 Accumulated other comprehensive income (loss), net     112,155          112,155
                                                     ----------
                  Total stockholders' equity         $7,625,857
                                                     ==========
Capital ratios:
 Leverage (1)                                              7.25%           ___%
 Tier 1 risk-based (2)                                     8.19%           ___%
 Total risk-based(2)                                       9.44%           ___%
-------------
(1) Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets for the quarter ended September 30, 2002. As adjusted calculation assumes that proceeds from offering would have been received as the last transaction for the quarter ended September 30, 2002.
(2) The as adjusted calculations for the risk-based capital ratios assume that the proceeds from the offering are invested in assets which carry a 100% risk-weighting as of September 30, 2002.

                             SELECTED FINANCIAL DATA

         The following table sets forth summary historical consolidated financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 27. Except for the data under "Performance Ratios and Other Data" and "Asset Quality Ratios", the summary historical consolidated financial data as of December 31, 2001 and December 31, 2000 and for the year ended December 31, 2001 and December 31, 2000 is derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus and the summary historical consolidated financial data as of and for the nine months ended September 30, 2002 and September 30, 2001 is derived from unaudited consolidated financial statements for those periods, which are also included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial positions and results of operations for these periods. The financial condition and results of operations as of and for the nine months ended September 30, 2002 do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 31, 2002.

                                                     AT OR FOR THE NINE MONTHS           AT OR FOR THE YEARS ENDED
                                                         ENDED SEPTEMBER 30,                      DECEMBER 31,
                                                         2002              2001              2001             2000

                                                               (unaudited)
INCOME STATEMENT DATA:
Interest income                                        $  4,792,383       $ 4,840,172      $  6,450,510      $ 4,926,678
Interest expense                                          2,109,795         2,691,105         3,475,087        2,602,463
Net interest income                                       2,682,588         2,149,067         2,975,423        2,324,215
Provision for loan losses                                   160,000           399,000           664,000          462,000
Non-interest income                                         556,294           262,116           379,136          265,285
Non-interest expense                                      2,232,747         1,973,066         2,709,222        2,425,748
Net income                                                  556,625            48,117           342,402        (288,248)
BALANCE SHEET DATA:
Total assets                                           $110,321,755       $90,705,493      $104,819,716      $74,072,470
Total securities                                         13,238,425         7,428,755        10,200,866        7,025,918
Total loans, net                                         90,088,710        76,256,717        83,524,425       60,167,079
Allowance for loan losses                                 1,278,706         1,012,984         1,195,924          822,344
Total deposits                                           88,180,330        78,136,267        87,890,828       62,516,112
Repurchase agreements                                     6,531,797         2,557,382         3,411,736        2,358,160
     and short-term borrowings
Total stockholders' equity                                7,625,857         6,798,701         7,066,376        6,672,226
                                       26

PER SHARE DATA:
Earnings per share - basic                                   $ 0.87            $ 0.08            $ 0.53          $(0.45)
Earnings per share diluted                                     0.87              0.08              0.53           (0.45)
Book value                                                    11.86             10.57             10.99           10.38
PERFORMANCE RATIOS:
Return on average assets                                      0.72%             0.08%             0.40%           (0.54%)
Return on average equity                                     10.09%             0.96%             5.08%           (4.70%)
Net interest margin (1)                                       3.62%             3.65%             3.67%            4.29%
ASSET QUALITY RATIOS:
Nonperforming assets to total loans                           0.40%             0.29%             0.80%            0.86%
Net loan charge-offs to average loans                         0.09%             0.30%             0.40%            0.09%
Allowance for loan losses to total loans                      1.40%             1.31%             1.41%            1.35%
CAPITAL RATIOS:
Leverage ratio (2)                                            7.25%             7.36%             7.30%            8.93%
Tier 1 risk-based capital ratio                               8.19%             8.66%             8.20%           10.38%
Total risk-based capital ratio                                9.44%             9.91%             9.40%           11.62%
-------------

(1) Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(2) Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.


 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATION

         The following is a discussion of our financial condition at December 31, 2001 and December 31, 2000 and September 30, 2002 and September 30, 2001 and our results of operations for the year ended December 31, 2001 and December 31, 2000 and for the nine months ended September 30, 2002 and 2001. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the annual audited consolidated financial statements or the unaudited interim consolidated financial statements. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included elsewhere in this prospectus.

CRITICAL ACCOUNTING POLICIES

         ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

         A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and management's assessment of the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed.

         Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment disclosures.

         Income Taxes. Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

RESULTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,2001 AND 2000

         In 2001, we recorded net income of $342,402, or $0.53 per common share. During the fourth quarter of 2001, we reduced, in accordance with SFAS 109, the valuation allowance for deferred tax assets of $350,000. Due to the uncertainty of the strength of the national and regional economies, management elected to increase the provision for loan losses by an additional $175,000 during the fourth quarter. Excluding these two transactions, net income for 2001 would have been $167,402, or $0.26 per share. This compares to a net loss of $(288,248) and a loss per share of $(0.45) in 2000. Earnings for 2000 include a loss of $(6,827) from the sale of marketable investment securities.

         The following is a more detailed discussion of results of our operations comparing, for each major item the results for the year ended December 31, 2001 to the results for the year ended December 31, 2000.

         NET INTEREST INCOME. Net interest income, our principal source of earnings, is the difference between the interest income generated by earning assets, such as loans and securities, and the total interest cost of the deposits and borrowings obtained to fund these assets. Factors that influence the level of net interest income include the volume of earning assets and interest-bearing liabilities, yields earned and rates paid, the level of non-performing loans and non-earning assets, and the amount of non-interest bearing deposits supporting earning assets.

         For the year ended December 31, 2001, net interest income was $2,975,423, an increase of $651,208 over net interest income of $2,324,215 in 2000. The increase in 2001 resulted primarily from continued growth of loans and deposits, as Citizens First Bank continued to increase market share in its principal area of operations. The net interest margin in 2001 was 3.67%, compared to 4.29% in 2000. This drop is primarily attributable to the eleven short-term rate reductions, totaling 475 basis points, initiated by the Federal Open Market Committee of the Federal Reserve throughout the year. Because our interest-bearing liabilities generally have a longer repricing frequency than our interest-earning assets, we were unable to reprice down interest-bearing liabilities as quickly, in equal or greater dollar volume, as interest-earning assets, that are indexed to short-term rates, primarily the prime rate.

NET INTEREST ANALYSIS SUMMARY
                                                          2001             2000
                                                          ----             ----
Average yield on interest-earning assets                  7.84%            8.94%
Average rate on interest-bearing liabilities              4.75%            5.55%
Net interest rate spread                                  3.09%            3.39%
Net interest margin                                       3.67%            4.29%

         The following table sets forth for the years ended December 30, 2001 and 2000 information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.


AVERAGE CONSOLIDATED BALANCE SHEET AND NET INTEREST ANALYSIS FOR YEAR ENDED DECEMBER 31, 2001
(DOLLARS IN THOUSANDS>

                                                                   AVERAGE           INCOME/         AVERAGE
                                                                   BALANCE           EXPENSE          RATE
ASSETS
EARNING ASSETS
Federal funds sold and other                                        $   976          $    36           3.69%
Securities available for sale (including                              8,083              467           5.78%
equity  securities)
Federal Home Loan Bank stock                                            141                9           6.50%
Loans (1)                                                            71,963            5,938           8.14%
                                                                    -------           ------
  Total interest earning assets                                      81,164            6,450           7.84%
Non-interest earning assets                                           4,412
                                                                     ------
  TOTAL ASSETS                                                       85,576
                                                                   ========
LIABILITIES and STOCKHOLDERS'
 EQUITY
LIABILITIES
Interest bearing liabilities
 Interest bearing transaction accounts                             $ 15,461             $431           2.79%
 Savings accounts                                                       805               14           1.76%
 Time deposits                                                       51,002            2,787           5.46%
                                                                   --------           ------
  Total interest bearing deposits                                    67,268            3,232           4.80%
Securities sold under agreement
 to repurchase                                                        2,429               77           3.17%
Other borrowed funds
 Federal funds purchased                                                451               17           3.85%
 FHLB borrowings                                                      2,030              135           6.66%
 Other borrowings                                                       210               14           6.73%
                                                                    -------           ------
  Total interest bearing liabilities                                 72,388            3,475           4.75%
Non-interest bearing liabilities
 Non-interest bearing deposits                                        5,759
Other liabilities                                                       680
                                                                   --------
  TOTAL LIABILITIES                                                  78,827
Stockholders' equity                                                  6,749
  TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                                            --------
                                                                   $ 85,576
Net interest income                                                ========          $ 2,975
Net interest margin(2)                                                                ======           3.67%
                                                                                                       =====
Return on assets ratio                                                                                 0.40%
Return on equity ratio                                                                                 5.08%
Equity to assets ratio                                                                                 7.88%
-------------

(1) Average loans include nonperforming loans. Interest income includes interest and fees on loans, but does not include interest on loans 90 days or more past due.
(2)      Net interest income as a percentage of average interest-earning assets.

AVERAGE CONSOLIDATED BALANCE SHEET AND NET INTEREST ANALYSIS FOR YEAR ENDED DECEMBER 31, 2000
(DOLLARS IN THOUSANDS)

                                                                   AVERAGE           INCOME/              AVERAGE
                                                                   BALANCE           EXPENSE              RATE

ASSETS
EARNING ASSETS
Federal funds sold and other                                        $ 1,959            $ 115               5.86%
Securities available for sale (including equity                       6,215              394               6.33%
securities)
Federal Home Loan Bank stock                                             46                3               7.22%
Loans (1)                                                            45,980            4,415               9.44%
                                                                    -------           ------
  Total interest earning assets                                      54,200            4,927               8.94%
Non-interest earning assets                                           3,568
                                                                    -------
  TOTAL ASSETS                                                       57,768
                                                                    =======
LIABILITIES and STOCKHOLDERS'
 EQUITY
LIABILITIES
Interest bearing liabilities
 Interest bearing transaction accounts                              $ 8,299            $ 268               3.23%
 Savings accounts                                                       689               18               2.68%
 Time deposits                                                       35,725            2,197               6.15%
                                                                    -------            -----
  Total interest bearing deposits                                    44,713            2,483               5.55%
Securities sold under agreement
 to repurchase                                                        1,502               75               4.99%
Other borrowed funds
 Federal funds purchased                                                132                9               6.98%
 FHLB borrowings                                                        516               35               6.72%
                                                                    -------            -----
  Total interest bearing liabilities                                 46,863            2,602               5.55%
Non-interest bearing liabilities
 Non-interest bearing deposits                                        3,746
 Other liabilities                                                      478
                                                                    -------
  Total liabilities                                                  51,087
Stockholders' equity                                                  6,681
  Total liabilities and
   stockholders' equity                                             -------
                                                                    $57,768
Net interest income                                                 =======          $ 2,324
Net interest margin(2)                                                                ======               4.29%
                                                                                                          ======
Return on assets ratio                                                                                    (0.54)%
Return on equity ratio                                                                                    (4.70)%
Equity to assets ratio                                                                                    11.56%
-----------

(1) Average loans include nonperforming loans. Interest income includes interest and fees on loans, but does not include interest on loans 90 days or more past due.
(2)      Net interest income as a percentage of average interest-earning assets.

         The following table sets forth the effects of changing rates and volumes on our net interest income for the years ended December 31, 2001 and 2000. Information is provided with respect to (1) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined input of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                                     2001 vs. 2000
                                                                INCREASE/(DECREASE)
                                                                           DUE
                                                                            TO
                                                               RATE              VOLUME          NET
                                                                   (IN THOUSANDS)

INTEREST-EARNING ASSETSs:
Loans, net                                                       $ (717)        $2,241         $1,524
Investment securities                                               (37)           116             79
Federal funds sold                                                  (34)           (45)           (79)
TOTAL NET CHANGE IN INCOME ON                                    -------        -------        -------
 INTEREST-EARNING ASSETS                                           (788)         2,312          1,524

INTEREST-BEARING LIABILITIES:
Demand and savings accounts                                         (48)           207            159
Certificates of deposit                                            (266)           856            590
                                                                 -------        -------        ------
  Total deposits                                                   (314)         1,063            749
Federal funds purchased                                              (6)            14              8
Repurchase agreements                                               (34)            36              2
Borrowings                                                          146            (32)           114
                                                                 -------        -------        ------
TOTAL NET CHANGE IN EXPENSE ON INTEREST-
BEARING LIABILITIES LIABILITIES                                    (208)          1,081           873

NET CHANGE IN NET INTEREST INCOME                                $ (580)         $1,231          $651

         PROVISION FOR LOAN LOSSES. The provision for loan losses in 2001 was $664,000 or 0.9% of average loans, compared to $462,000 or 1.0% of average loans during 2000. The increase in the provision in 2001 compared to 2000 is primarily attributable to a larger net loan charge-off experience during 2001. Net loan charge-offs were $290,420 in 2001, compared to $40,576 in 2000. As a percentage of average loans, net charge-offs were 0.4% in 2001 and 0.09% in 2000.

         NON-INTEREST INCOME. Our non-interest income totaled $379,136 in 2001, compared to $265,285 in 2000. The following table shows the detailed components of our non-interest income:

                                                            2001           2000

Service charges on deposit accounts                      $ 283,305    $ 220,587
Gain on the sale of mortgage loans held for sale            53,667       25,720
Trust referral fees                                          8,800        5,121
Gain (loss) on the sale of available for sale securities         0       (6,827)
All other non-interest income                               33,364       20,684

         The growth in 2001 compared to 2000 in service charges on deposit accounts is attributable to the growth in the number of deposit accounts as our customer base grows. The growth in the gain on sale of mortgage loans held for sale is primarily the result of lower residential mortgage rates during 2001, compared to 2000, resulting in increased consumer demand to refinance existing home mortgages, that in turn generates fees to us. We refer trust business to a trust company in return for referral fees to Citizens First Bank. These trust referral fees totaled $8,800 in 2001 and $5,121 during 2000.

         NON-INTEREST EXPENSE. Non-interest expenses for 2001 of $2,709,222 increased $283,474, or 11.6%, from 2000. The changes to non-interest expense over this period were primarily due to expense associated with the growth of Citizens First Bank as our customer base grew. The increases (decreases) in expense by major categories are as follows:

                                                          INCREASE (DECREASE) IN
                                                           NON-INTEREST EXPENSES
                                                                 2001 vs. 2000
                                                         ----------------------

         Salaries and employee benefits                           $   55,582
         Net occupancy expense                                        12,222
         Equipment expense                                            48,821
         Customer receivables financing                               46,146
         Professional fees                                             5,342
         Other real estate expenses                                   35,049
         Loss on sale of other real estate owned                      10,002
         Data processing                                              54,465
         FDIC deposit insurance                                        7,298
         Franchise and other taxes                                     3,232
         Postage                                                       5,670
         Telephone                                                    (3,521)
         Supplies                                                    (11,414)
         Advertising and marketing                                     6,488
         Other operating expenses                                      8,092
                                                                    --------
                    Total non-interest expense                      $283,474

         INCOME TAXES. Income tax expense has been calculated using our expected annual income tax rate for 2001. Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. Prior to the fourth quarter of 2001, a valuation allowance had been established to reduce our deferred tax assets, as it was more likely than not that the deferred tax asset would not be realized. During the fourth quarter of 2001, in accordance with Statement of Financial Accounting Standard No. 109, Accounting For Income Taxes, we reduced the valuation allowance by $350,000, as it became more likely than not that we would be profitable in the future.

Balance Sheet Review

         Assets at year-end 2001 totaled $104,819,716, compared with $74,072,470 at December 31, 2000. On an average basis, total assets were $85,576,000 in 2001, compared to $57,768,000 in 2000. Average interest earning assets increased $26,964,000 from 2001 to 2000, from $54,200,000 to $81,164,000.

         LOANS. Total loans, net of unearned income, averaged $71,963,000 in 2001, compared to $45,980,000 in 2000. At year-end 2001, loans totaled $84,720,349, compared to $60,989,423 at year-end 2000. We have experienced strong loan growth in our market area, with particular strength in middle market commercial and commercial real estate loans. The following table presents a summary of the loan portfolio by category.

LOANS OUTSTANDING
                                                                  DECEMBER 31, 2001           DECEMBER 31, 2000

         Commercial                                                    $27,014,848               $19,732,836
         Commercial real estate                                         35,285,871                23,293,023
         Residential real estate                                        13,373,143                10,861,361
         Consumer:
          Home equity lines                                              1,888,877                 1,476,766
          Other consumer                                                 7,173,572                 5,653,062
                                                                       -----------               -----------
         Total loans                                                   $84,736,311               $61,017,048
         Less: deferred loan fees                                          (15,962)                  (27,625)
                                                                       ------------              -----------
           Loans, net of unearned income                               $84,720,349               $60,989,423

         LOAN CONCENTRATIONS. The percentage distribution of our loans, by industry, is shown in the following table. Commercial real estate loans include financing for industrial developments, residential developments, retail shopping centers, industrial buildings, restaurants, and hotels. The primary source of repayment cannot be traced to any specific industry group.

LOANS BY INDUSTRY (AS A PERCENTAGE OF TOTAL LOANS)
FOR THE YEAR ENDED December 31,

                                                                2001        2000
                                                               -----       -----

         Agriculture                                            .96%       1.35%
         Apartment buildings                                   4.73%       2.94%
         Construction and land development                     5.80%       9.27%
         Finance and insurance                                 0.80%        .22%
         Manufacturing durable goods                           4.80%       4.36%
         Services:
          Health                                               1.27%       2.04%
          Other than health                                    6.37%       4.76%
         Wholesale trade                                       1.88%       2.87%
         Retail trade:
          Restaurants                                          4.44%       4.45%
          Automotive                                            .86%       1.90%
          Other                                                3.77%       3.06%
         Other commercial real estate                         25.61%      24.73%
         All other commercial loans                           12.21%       8.65%
                                                              ------      ------
           Total commercial and commercial real estate loans  73.50%      70.60%
         Residential real estate loans                        18.04%      20.12%
         Consumer loans                                        8.46%       9.28%
                                                             -------     -------
           Total loans                                       100.00%     100.00%

Substantially all of our loans are to customers located in the Bowling Green-Warren County area. As of December 31, 2001, our 20 largest credit relationships consisted of loans and loan commitments ranging from $1.55 million to $999,000. The aggregate amount of these credit relationships was $24.7 million.

         The following table sets forth the maturity distribution and interest rate sensitivity of commercial and commercial real estate loans as of December 31, 2001. Maturities are based upon contractual terms. Our policy is to specifically review and approve all loans renewed; loans are not automatically rolled over.

LOAN MATURITIES AND RATE SENSITIVITY
 DECEMBER 31, 2001

                                                       ONE YEAR        ONE THROUGH          OVER            TOTAL
                                                       OR LESS          FIVE YEARS       FIVE YEARS         LOANS
BY MATURITY DATE:

  Commercial                                          $ 5,374,693       $16,649,139      $ 4,991,016      $27,014,848
  Commercial real estate                                3,722,698        11,023,723       20,539,450       35,285,871
                                                       ----------       -----------      -----------      -----------
   Total                                              $ 9,097,391       $27,672,862      $25,530,466      $62,300,719


  Fixed rate loans                                    $ 3,401,296       $ 9,366,754      $ 5,406,947      $18,174,997
  Floating rate loans                                   5,696,095        18,306,108       20,123,519       44,125,722
                                                       ----------       -----------      -----------      -----------
   Total                                              $ 9,097,391       $27,672,862      $25,530,466      $62,300,719

BY NEXT REPRICING OPPORTUNITY:
  Commercial                                          $20,967,388       $ 4,581,619      $ 1,465,841      $27,014,848
  Commercial real estate                               26,559,630         4,785,135        3,941,106       35,285,871
                                                      -----------        ----------       ----------      -----------
   Total                                              $47,527,018       $ 9,366,754      $ 5,406,947      $62,300,719

  Fixed rate loans                                    $ 3,401,296       $ 9,366,754      $ 5,406,947      $18,174,997
  Floating rate loans                                  44,125,722                 0                0       44,125,722
                                                      -----------        ----------       ----------      -----------
   Total                                              $47,527,018       $ 9,366,754      $ 5,406,947      $62,300,719


         ASSET AND LIABILITY MANAGEMENT. Our assets and liabilities are managed to provide a consistent level of liquidity to accommodate normal fluctuations in loans and deposits. The yield on approximately one-half of our earning assets adjusts simultaneously with changes in an external index, primarily the highest prime rate as quoted in the Wall Street Journal. Most of our interest-bearing liabilities are issued with fixed terms and can only be repriced at maturity. During periods of rising rates, the yield on our interest-earning assets will increase faster than the rates paid on interest-bearing liabilities. This creates an increase in the net interest margin, as the difference between what we earn on our interest-earning assets and pay on our interest-bearing liabilities increases. During periods of falling rates, as occurred during 2001, when eleven short-term rate decreases totaling 475 basis points occurred, the yield on our assets will decline faster than the rates paid on supporting liabilities. This causes an initial decline in the net interest margin because the difference between what we earn on our assets and what we pay on our liabilities becomes smaller. If interest rates stabilize for a period of time, the difference between interest-earning assets and interest-bearing liabilities will tend to stabilize. In a stable rate environment, our net interest margin will be impacted by, among other factors, a change in the mix of earning assets, with our deposit growth being invested in federal funds sold, investment securities or loans.

         ASSET QUALITY. Non-performing loans are defined as non-accrual loans, loans accruing but past due 90 days or more, and restructured loans. We had non-performing loans totaling $348,282 at December 31, 2001, compared to $518,000 at December 31, 2000. Included in the non-performing loan total at year-end 2001 are two loans to one customer, totaling $253,400, that were placed on non-accrual status in the fourth quarter of 2001. One of these loans is secured by residential real estate, and a residential building lot secures the other. The remaining $94,882 of non-performing loans are comprised of two loans, one of which is an $80,000 loan, secured by residential real estate, which was placed on non-accrual during the third quarter of 2000. The remaining $14,882 is a commercial loan still accruing but past due 90 days or more, which subsequent to December 31, 2001, has been paid in full.

         Non-performing assets are defined as non-performing loans, foreclosed real estate, and other foreclosed property. We had non-performing assets of $669,745 at the end of 2001, compared to $518,000 at the end of 2000. The non-performing assets at December 31, 2001, were comprised of the four non-performing loans mentioned above, totaling $348,282, plus other real estate owned totaling $321,463. The other real estate owned is comprised of two properties, one residential real estate property valued at $230,000, and one partially developed real estate property valued at $91,463. In management's estimation, our potential loss on the non-performing assets is less than $50,000.

         Management classifies commercial and commercial real estate loans as non-accrual when principal or interest is past due 90 days or more and the loan is not adequately collateralized and is in the process of collection, or when, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. Consumer loans are charged off after 120 days of delinquency unless adequately secured and in the process of collection. Non-accrual loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain. Loans are categorized as restructured if the original interest rate, repayment terms, or both were restructured due to deterioration in the financial condition of the borrower. However, restructured loans that demonstrate performance under the restructured terms and that yield a market rate of interest may be removed from restructured status in the year following the restructure.

         The provision to the allowance for loan losses is based on management's and the Loan Committee's ongoing review and evaluation of the loan portfolio and general economic conditions on a monthly basis, and review by the full board of directors on a quarterly basis. Our review and evaluation of the allowance for loan losses is based on an analysis of historical trends, significant problem loans, current market value of real estate or collateral and certain economic and other factors affecting loans and real estate or collateral securing these loans. Loans are charged off when, in the opinion of management, they are deemed to be uncollectible. See "Critical Accounting Policies" above. Recognized losses are charged against the allowance and subsequent recoveries are added to the allowance. While we use the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment based upon information that is available to them at the time of their examination.

         The allowance for loan losses is established through a provision for loan losses charged to expense. At December 31, 2001, the allowance was $1,195,924, compared to $822,344 at the end of 2000. The ratio of the allowance for loan losses to total loans (excluding mortgage loans held for sale) at December 31, 2001, was 1.41%, compared to 1.35% at December 31, 2000.The following table sets forth an analysis of our allowance for loan losses for the periods indicated.

SUMMARY OF LOAN LOSS EXPERIENCE
FOR THE YEAR ENDED DECEMBER 31,

                                                                               2001           2000

Balance at beginning of year ........................................   $    822,344      $    400,920
Provision for loan losses ...........................................        664,000           462,000
Amounts charged off:
 Commercial and commercial real estate ..............................       (230,811)               (0)
 Residential real estate ............................................        (56,919)               (0)
 Consumer ...........................................................         (8,192)          (43,660)
                                                                          -----------       -----------
 Total loans charged off ............................................       (295,922)          (43,660)
Recoveries of amounts previously charged off:
 Commercial and commercial real estate ..............................          5,402                 0
 Residential real estate ............................................              0                 0
 Consumer ...........................................................            100             3,084
                                                                        ------------      ------------
 Total recoveries ...................................................          5,502             3,084
                                                                        ------------      ------------
Net charge-offs .....................................................       (290,420)          (40,576)
                                                                        ------------      ------------
Balance at end of year ..............................................   $  1,195,924      $    822,344

Total loans, net of unearned income:
 Average ............................................................   $ 71,963,000      $ 45,980,000
 At December 31 .....................................................     84,720,349        60,989,423
As a percentage of average loans:
 Net charge-offs ....................................................           0.40%             0.09%
 Provision for loan losses ..........................................           0.92%             1.00%
Allowance as a percentage of year-end loans (excluding mortgage loans           1.41%             1.35%
 held for sale)
Allowance as a percentage of non-performing loans ...................         343.38%           158.75%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

ALLOCATION OF ALLOWANCE FOR LOAN LOSS
DECEMBER 31,
(DOLLARS IN THOUSANDS)
                                        2001                          2000
                                 % OF LOANS IN EACH          % OF LOANS IN EACH
                                  CATEGORY TO TOTAL            CATEGORY TO TOTAL
                              AMOUNT       LOANS         AMOUNT         LOANS
Mortgage loans ..........   $  407          54.2%        $  124          57.1%

Consumer and other loans       112           8.5%            45           9.3%

Commercial loans ........      461          37.3%           455          33.6%

Unallocated .............      216           N/A            198           N/A
                            ------         -----         ------         ------
 Total allowance for loan   $1,196         100.0%        $  822         100.0%
   losses

         Management believes that the allowance for loan losses at December 31, 2001 is adequate to absorb losses inherent in the loan portfolio as of that date. That determination is based on the best information available to management, but necessarily involves uncertainties and matters of judgment and, therefore, cannot be determined with precision and could be susceptible to significant change in the future. In addition, bank regulatory authorities, as a part of their periodic examinations of Citizens First Bank, may reach different conclusions regarding the quality of the loan portfolio and the level of the allowance, which could result in additional provisions being made in future periods.

         SECURITIES, FEDERAL FUNDS SOLD, AND RESALE AGREEMENTS. The tables below present the carrying value of securities for each of the past two years and the maturities and yield characteristics of securities as of December 31, 2001. Securities are all classified as available for sale, and averaged $8,083,000 in 2001, an increase of $1,868,000 over the average of $6,215,000 in 2000.

 CARRYING VALUE OF SECURITIES AVAILABLE FOR SALE
 DECEMBER 31,
 (IN THOUSANDS)                                              2001         2000

 U.S. Government agencies                                   $ 8,404      $6,022
 Collateralized mortgage obligations securities               1,725         924
 Other securities, including equity investment securities        72          80
                                                            -------      ------
  Total securities available for sale                       $10,201      $7,026


MATURITY DISTRIBUTION OF SECURITIES AVAILABLE FOR SALE
DECEMBER 31, 2001
(DOLLARS IN THOUSANDS)

                                                        OVER         OVER
                                          ONE         ONE YEAR     FIVE YEARS    OVER
                                          YEAR         THROUGH      THROUGH      TEN      TOTAL         EQUITY      MARKET
                                        OR LESS       FIVE YEARS   TEN YEARS     YEARS   MATURITIES    SECURITIES   VALUE
U.S. Government agencies                  $1,000       $7,058         $261         $0       $8,319          $ 0      $8,404

Collateralized mortgage obligations
obligations
    and mortgage-backed securities             0           82        1,283        342        1,707            0       1,725
Other securities                               0            0            0          0            0            9          72
                                          ------       ------       ------       ----      -------           --     -------
Total securities available for sale       $1,000       $7,140       $1,544       $342      $10,026           $9     $10,201

Percent of total                           10.0%        71.2%        15.4%       3.4%       100.0%           0%

Weighted average yield(2)                  5.14%        5.19%        5.37%      4.96%       5.21%            N/A
----------------

(1) Collateralized mortgage obligations and mortgage-backed securities are grouped into average lives based on December 2001 prepayment projections.
(2)      The weighted average yields are based on amortized cost.

         DEPOSITS. Total deposits averaged $73,027,000 during 2001, an increase of $24,568,000 compared to $48,459,000 in 2000. Time deposits of $100,000 or more totaled $22,040,834 at December 31, 2001 compared to $15,302,995 at December 31, 2000. Interest expense on time deposits of $100,000 or more was $955,713 in 2001, compared to $702,235 in 2000. The following table shows the maturities of time deposits of $100,000 or more as of December 31, 2001:

MATURITY OF TIME DEPOSITS OF $100,000 OR MORE
DECEMBER 31,2001

                      Three months or less                     $ 6,276,614
                      Over three through six months              3,632,993
                      Over six through twelve months             6,861,639
                      Over one year through two years            4,161,042
                      Over two years through five years          1,108,546
                                                               -----------
                               Total                           $22,040,834

LIQUIDITY, OTHER BORROWINGS, AND CAPITAL RESOURCES

         Information regarding short-term borrowings is presented below:

OTHER BORROWINGS
(DOLLARS IN THOUSANDS)
 FEDERAL FUNDS PURCHASED AND REPURCHASE AGREEMENTS:


                                           2001       2000

  Balance at year end .................   $3,412    $2,358
  Weighted average rate at year end ...     1.47%     4.37%
  Average balance during the year .....    2,880     1,634
  Weighted average rate during the year     3.28%     4.99%
  Maximum month-end balance ...........    5,348     2,358
OTHER BORROWINGS:
  Balance at year end .................    5,799     1,924
  Weighted average rate at year end ...     5.36%     6.81%
  Average balance during the year .....    2,241       517
  Weighted average rate during the year     6.67%     6.81%
  Maximum month-end balance ...........    5,799     1,924
TOTAL BORROWINGS:
  Balance at year end .................    9,211     4,282
  Weighted average rate at year end ...     3.92%     5.47%
  Average balance during the year .....    5,121     2,151
  Weighted average rate during the year     4.76%     5.43%
  Maximum month-end balance ...........    9,211     4,282

         Repurchase agreements mature in one business day. The rate paid on these accounts is tied to the targeted federal funds rate and is based on a tiered balance calculation.

         We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under the regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios of total Tier 1 capital to risk-weighted assets and to total assets. Management believes, as of December 31, 2001, that Citizens First and Citizens First Bank meet all capital adequacy requirements to which they are subject.

         Citizens First's capital ratios at December 31, 2001 and December 31, 2000 (calculated in accordance with regulatory guidelines) were as follows:

                                          2001     2000

TIER 1 RISK-BASED CAPITAL RATIO ...       8.20%   10.38%
         Regulatory minimum .......       4.00     4.00
         "Well-capitalized" minimum       6.00     6.00
TOTAL RISK-BASED CAPITAL RATIO ....       9.40%   11.62%
         Regulatory minimum .......       8.00     8.00
         "Well-capitalized" minimum      10.00    10.00
TIER 1 LEVERAGE RATIO.............        7.30%    8.93%
         Regulatory minimum .......       4.00     4.00
         "Well-capitalized" minimum       5.00     5.00

         At December 31, 2001, Citizens First Bank was categorized as "well capitalized" under the regulatory framework for prompt corrective action, while Citizens First was categorized as "well capitalized" under the Tier 1 risk-based and the Tier 1 leverage ratios, respectively. Citizens First was categorized as "adequately capitalized" under the Total risk-based capital ratio. To be categorized as "well capitalized", we must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios of 10%, 6%, and 5%, respectively. To be categorized as "adequately capitalized", we must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios of 8%, 4% and 4 %, respectively.

         The decrease in these capital ratios in 2001 is primarily due to our asset growth relative to our increase in net income, associated with our efforts to gain market share in our market through competitive pricing of its products and services.

         At the time we became a bank holding company, we owned an investment portfolio of marketable equity securities valued at approximately $1.5 million. These securities were our primary asset prior to the formation of Citizens First Bank. The majority of these securities were sold in 1999, and the proceeds from the sale of the securities provided a source of cash to us. Since the opening of Citizens First Bank, our cash requirements have been met primarily by the growth of customers' deposits, and by the cash generated from the sale of the investment portfolio mentioned above. In November 2000, $850,000 of the cash generated from the sale of the investment portfolio, was injected as capital into Citizens First Bank. In 2001, we executed a loan from a correspondent bank for the purpose of injecting capital into the Bank. We made three draws in 2001 totaling $875,000 from a total availability of $3,000,000. The current rate on the loan, which is repriced annually at one-year LIBOR plus 275 basis points, is 6.69%. The stock of Citizens First Bank is pledged as collateral for the loan. As a result of asset growth at Citizens First Bank, we commenced this offering to raise funds to further capitalize Citizens First Bank.

         To maintain a desired level of liquidity, we have several sources of funds available. We primarily rely upon net inflows of cash from financing activities, supplemented by net inflows of cash from operating activities, to provide cash used in our investing activities. As is typical of most banking companies, significant financing activities include deposit gathering, and the use of short-term borrowing facilities, such as federal funds purchased and repurchase agreements. We successfully applied for membership in the Cincinnati Federal Home Loan Bank during 2000, in order to be able to obtain advances and lines of credit from the FHLB. At December 31, 2001, we had two outstanding FHLB advances totaling $4,924,000. The first FHLB advance, which was issued September 25, 2000, matured March 25, 2002, and had a fixed interest rate of 6.81%. The second FHLB advance, which was issued December 19, 2001, matures March 19, 2004 and has a fixed interest rate of 4.04%. Our primary investing activities include purchases of securities and loan originations, offset by maturities, prepayments and sales of securities, and loan payments. Due to regulatory constraints on the payment of dividends, no funds are available for the payment of dividends from Citizens First Bank to us.

MARKET RISK ANALYSIS

         QUANTITATIVE ASPECTS OF MARKET RISK. We do not maintain a trading account for any class of financial instrument, nor do we engage in hedging activities or purchase high-risk derivative instruments. Furthermore, we are not subject to foreign exchange rate risk or commodity price risk.

         We monitor interest rate sensitivity using standard "gap" analysis, by monitoring the repricing characteristics and cash flows from assets and liabilities. We measure interest rate risk by modeling our sensitivity to changes in cash flows over a variety of interest rate scenarios.

         The following table sets forth our interest rate sensitivity using standard gap analysis as of December 31, 2001.

GAP ANALYSIS
DECEMBER 31, 2001
(DOLLARS IN THOUSANDS)

                                                              TOTAL
                                                              LESS
                                   UP TO 3       3 TO 12      THAN 1       1 TO 3      3 TO 5      OVER 5
                                   MONTHS        MONTHS       YEAR          YEARS       YEARS       YEARS       TOTAL
Loans                              $43,005     $ 8,246      $51,251      $15,445      $13,938      $ 4,102     $84,736
Federal funds sold                   2,600           0        2,600            0            0            0       2,600

Investment securities                  398       1,044        1,442        2,095        5,441        1,048      10,026
Other investments                        9           0            9            0            0            0           9
    Total interest-                -------     -------      -------       ------       ------      -------      ------
         earning assets             46,012       9,290       55,302       17,540       19,379        5,150      97,371
Demand, savings and
    repurchase accounts              6,578           0        6,578            0            0       26,377      32,955

Certificates of deposit             14,345      26,993       41,338       16,285          724            0      58,347

FHLB borrowings                      1,924           0        1,924        3,000            0            0       4,924

Other borrowings                         0           0            0            0            0          875         875
                                    ------      ------       ------       ------       ------      -------      ------
    Total interest-                 22,847      26,993       49,840       19,285          724       27,255      97,101
      bearing liabilities           ------      ------       ------       ------       ------      -------      ------

Net position                        23,165     (17,703)       5,462       (1,745)       18,655     (22,105)        270
                                    ------     --------      ------       ------        ------     --------
One year gap as a % of                                                        6%
     total earning assets

         The above table indicates that the Company was asset sensitive at December 31, 2001. Asset sensitivity means that our net cash flows from interest-earning assets and interest-bearing liabilities are more sensitive to a rise in interest rates, and would increase in a rising rate environment.

         Certain assumptions were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

         As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

         QUALITATIVE ASPECTS OF MARKET RISK. Our principal financial objective is to achieve long-term profitability while reducing our exposure to fluctuating market interest rates. We have sought to reduce the exposure of our earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, we have developed strategies to manage our liquidity and shorten our effective maturities of certain interest-earning assets.

         Management has sought to decrease the average maturity of our assets by:

o offering a variety of adjustable-rate residential mortgage loans and consumer loans, many of which are retained by the Company for our portfolio;

o purchasing mortgage-backed and related securities with adjustable rates or estimated lives of five to ten years or less; and

o        purchasing short- to intermediate-term investment securities.

         In addition, we sell a portion of our long-term, fixed-rate single-family residential mortgage loans for cash in the secondary market. The retention of ARM loans and adjustable-rate mortgage-backed securities, which reprice at regular intervals, helps to ensure that the yield on our loan portfolio will help to offset increases in our cost of funds. However, periodic and lifetime interest rate adjustment limits may prevent ARM loans from repricing to market interest rates during periods of rapidly rising interest rates. We do not use any hedging techniques to manage the exposure of our assets to fluctuating market interest rates.

         We rely on retail deposits as our primary source of funds and maintain lower-costing savings, NOW and money market accounts, along with higher costing certificates of deposit. We have attempted to lengthen the term of deposits by offering certificates of deposit with longer terms. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001 (UNAUDITED)

         For the three months ended September 30, 2002, we reported net income of $217,739, or $0.34 per diluted share, compared to net income of $102,757, or $0.16 per diluted share, for the same period ended September 30, 2001. Net income for the third quarter of 2002 includes a gain of $41,084 from the sale of investment securities. Excluding this gain of $41,084 from the sale of investment securities and the related tax effect, net income for the third quarter of 2002 would have been $190,624, or $0.30 per diluted share.

         For the nine months ended September 30, 2002, we reported net income of $556,625, or $0.87 per diluted share, compared to net income of $48,117, or $0.08 per diluted share, for the same period ended September 30, 2001, an increase of $508,508. Net income for the nine months of 2002 include gains of $67,370 during the second quarter and $41,084 during the third quarter, from the sale of investment securities. Excluding this gain of $108,454 gain from the sale of investment securities and the related tax effect, net income for the first nine months of 2002 would have been $485,046, or $0.75 per diluted share.

         NET INTEREST INCOME. Net interest income was $935,800 in the third quarter of 2002, compared with $787,495 in the comparable period in 2001. Third quarter 2002 interest income of $1,615,986, a decrease of $(40,578) or (2.5)% over the same period in 2001, includes $1,468,154 income on loans, $142,058 income on investment securities, and $5,774 income on federal funds sold and other interest-bearing accounts. Interest income of $1,656,564 during the third quarter of 2001 included $1,520,135 of income on loans, $124,698 income on investment securities, and $11,731 income on federal funds sold and other interest-bearing accounts. Interest expense of $680,186 for the third quarter of 2002, down $188,883 from the same period in 2001, consists of interest on deposits of $620,314, and on other short-term borrowings of $59,872. Third quarter 2001 interest expense of $869,069 consisted of interest on deposits of $808,349, and interest on other short-term borrowings of $60,720. The growth of the balance sheet, particularly loans and deposits, from the third quarter of 2001 to the same period in 2002, coupled with the drop in the cost of interest-bearing liabilities, offset by the drop in yields on interest earning assets, contributed to the increase in net interest income. The drop in both the cost of interest-bearing liabilities and the yield on interest-earning assets in the third quarter of 2002, compared to the same period in 2001, was primarily due to the reduction of short-term interest rates by the Federal Reserve Bank during 2001 of 475 basis points over eleven rate reductions. In the short term, especially three months or less, we are asset sensitive, meaning assets reprice faster to changes in short-term rates than do liabilities. In a falling short-term rate environment, such as occurred during the third quarter of 2001, more of our interest earning assets, primarily loans, reprice down faster than do the liabilities, specifically certificates of deposit, that provide the funding for the assets.

         Net interest income was $2,682,588 for the nine months ended September 30, 2002, an increase of $533,521 over the total of $2,149,067 for the same period of 2001. Interest income of $4,792,383 for the first nine months of 2002 included $4,342,899 income on loans, $421,730 income on investment securities, and $27,754 income on federal funds sold and other interest-bearing deposits. Total interest income of $4,840,172 for the first nine months of 2001 consisted of $4,433,775 income on loans, $367,622 income on investment securities, and $38,775 income on federal funds sold and other interest-bearing deposits. Interest expense for the first nine months of 2002 totaled $2,109,795, and included $1,905,618 interest on deposits, and $204,177 expense on other short-term borrowings. The comparable period of 2001 had interest expense of $2,691,105, of which $2,515,902 was interest on deposits, and $175,203 was expense on other short-term borrowings.

         NON-INTEREST INCOME. Non-interest income for the three months ended September 30, 2002 and 2001, respectively, was $223,426 and $95,443, an increase of $127,983 or 134%. Income from service charge on deposit accounts increased $85,642, from $73,444 during the third quarter of 2001 to $159,086 for the third quarter of 2002. The increase is primarily attributable to growth in accounts subject to service charges, and to the recent introduction of a new product that allows pre-approved customers to access additional funds, as needed, for a fee. Non-interest income for the third quarter of 2002 includes a gain of $41,084 from the sale of investment securities. Excluding this securities transaction, non-interest income would have been $182,342 for the third quarter of 2002. Service charges on deposit accounts comprised the largest part of non-interest income for both time periods, totaling $159,086 during the third quarter of 2002, and $73,444 for the same period of 2001.

         Non-interest income for the nine months ended September 30, 2002 and 2001, respectively, was $556,294 and $262,116, an increase of $294,178 or 112%.Income from service charge on deposit accounts increased $190,316 from $197,844 for the first nine months of 2001 to $388,160 for the first nine months of 2002. The increase is primarily attributable to growth in accounts subject to service charges, and to the recent introduction of a new product that allows pre-approved customers to access additional funds, as needed, for a fee. Excluding the $108,454 gain from the sale of investment securities mentioned previously, non-interest income for the first nine months of 2002 would have been $447,840, a gain of $185,724 or 71% over the same period of 2001. Service charges on deposit accounts comprised the largest part of non-interest income for both nine-month time periods, totaling $388,160 and $197,844 for 2002 and 2001, respectively.

         NON-INTEREST EXPENSE. Non-interest expense was $768,987 in the third quarter of 2002, up from $696,181 in the same quarter of 2001, an increase of $72,806 or 10.5%. The largest increase is in compensation and benefits expense, up $27,159, or 7.9%, from $343,960 to $371,119.

         For the nine months ended September 30, 2002 and 2001, respectively, non-interest expense was $2,232,747 and $1,973,066, an increase of $259,681 or 13.2%. The largest increase for the nine months was in compensation and benefits expense, which increased $97,479, or 9.7%, from $1,000,702 in 2001 to $1,098,181 in 2002.

         INCOME TAXES. Income tax expense has been calculated based on our expected annual income tax rate for 2002. During the third quarter of 2002, income tax expense totaled $112,500, compared to a credit of $3,000 for the same period of 2001. For the nine months ended September 30, 2002, income tax expense was $289,510, compared to a credit of $9,000 for the same period of 2001. Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. Prior to the fourth quarter of 2001, a valuation allowance had been established, as required by GAAP, to reduce our deferred tax assets, as it was more likely than not that the deferred tax asset would not be realized. During the fourth quarter of 2001, in accordance with SFAS 109, we recorded a deferred tax asset totaling $350,000, as is became more likely than not that we would be profitable in the future, eliminating the need to reduce the deferred tax asset by a valuation allowance.

         FINANCIAL CONDITION. Total assets at September 30, 2002 were $110,321,755, up from $104,819,716 at December 31, 2001, and up from $90,705,493 a year ago. Average total assets for the third quarter of 2002 were $106,145,841, up $16,840,596 from the third quarter of 2001 average of $89,305,245.

         At September 30, 2002 loans (excluding mortgage loans held for sale) totaled $91,367,416, compared with $84,720,349 at December 31, 2001 and $77,269,701 a year ago.

         The allowance for loan losses was $1,278,706 at September 30, 2002, an increase of $82,782, or 6.9% over the December 31, 2001 level of $1,195,924. The allowance represents 1.40% of period-end loans, compared to 1.41% of period-end loans at December 31, 2001.

         Non-performing loans are defined as non-accrual loans, loans accruing but past due 90 days or more, and restructured loans. We had non-performing loans totaling $123,000 at September 30, 2002, compared to $348,282 at December 31, 2001 and $95,000 at September 30, 2001. Included in the non-performing loan total at September 30, 2002 is one loan, totaling $115,000, secured by residential real estate, that was placed on non-accrual status during the third quarter of 2002.

         We had non-performing assets of $364,463 at the end of the third quarter of 2002, comprised of the above mentioned non-performing loans and foreclosed real estate of $241,463. The Bank had non-performing assets of $669,745 at December 31, 2001, comprised of $348,282 of non-performing loans, and $321,463 of non-performing assets.

         The provision expense for loan losses totaled $60,000 for the three months ended September 30, 2002, and $160,000 for the nine months ended September 30, 2002.

         Securities (all classified as available for sale) increased from $10,200,866 at December 31, 2001 to $13,238,425 at September 30, 2002. At
September 30, 2001 securities totaled $7,428,755.

         Total deposits averaged $87,916,342 in the third quarter of 2002, an increase of $17,384,145 from the comparable 2001 quarterly average of $70,532,197. As of September 30, 2002, total deposits were $88,180,330, and included $78,598,292 of interest bearing deposits. This compares to total deposits of $87,890,828 at December 31, 2001, which included $79,340,579 of interest bearing deposits. Total deposits at September 30, 2001 were $78,136,267, and included interest bearing deposits of $71,638,432.

         We had $3,364,383 of deposits secured by securities sold under agreements to repurchase on September 30, 2002. These obligations, which mature in one business day, are swept daily from customers' demand deposit accounts. These balances averaged $5,119,542 during the third quarter of 2002.

         The table below sets forth our capital ratios as of September 30, 2002, December 31, 2001 and September 30, 2001, the regulatory minimum capital ratios, and the regulatory minimum capital ratios for well-capitalized bank holding companies.

                                 SEPTEMBER 30,   DECEMBER 31,    SEPTEMBER  30,
                                    2002           2001            2001
                                    ----           ----            ----
TIER 1 RISK-BASED ...........       8.19%           8.20%          8.66%
    Regulatory minimum ......       4.00            4.00           4.00
     Well-capitalized minimum       6.00            6.00           6.00
TOTAL RISK BASED ............       9.44%           9.40%          9.91%
     Regulatory minimum .....       8.00            8.00           8.00
     Well-capitalized minimum      10.00           10.00          10.00
LEVERAGE ....................       7.25%           7.30%          7.36%
     Regulatory minimum .....       4.00            4.00           4.00
     Well-capitalized minimum       5.00            5.00           5.00

         Both risk-based capital ratios have changed little from December 21, 2001 to September 30, 2002, as the rate of growth of both total equity and risk-weighted assets has been comparable since December 31, 2001. The leverage ratio decreased from the end of December 2001 to the end of September 2002 due to the faster rate of growth in the quarterly average of total assets, compared to the rate of growth of total equity, during the third quarter of 2002. Our primary cash requirements are expected to be met by the anticipated growth of customers' deposits. Citizens First Bank has also established federal funds guidelines with correspondent banks, giving it short-term borrowing availability, and has established a program allowing it to sell investment securities under an agreement to repurchase at a later date. In addition, we have borrowing capabilities through the Federal Home Loan Bank of Cincinnati.

EFFECT OF INFLATION

         The consolidated financial statements and related financial data included in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.


                                    BUSINESS
BACKGROUND

         We operated from 1975 to 1998 as a private investment club with a small number of shareholders. In September 1998 our directors filed as organizers an application with the Kentucky Department of Financial Institutions of permission to operate a state charter bank and an application to the FDIC for deposit insurance. In November 1998 we filed an application with the Federal Reserve Board for approval to become a bank holding company through ownership of Citizens First Bank. Following our receipt of necessary regulatory approvals, Citizens First Bank opened for business in February 1999.

         We decided to enter the banking business because, in recent years, some Bowling Green banks were acquired by regional multi-bank holding companies headquartered outside Bowling Green. In many cases, these acquisitions and consolidations were accompanied by fee changes, branch closings, the dissolution of local boards of directors, management and personnel changes and, in the perception of our management, a decline in the level of personalized customer service. This situation created a favorable opportunity for a new commercial bank that could attract those customers who prefer to conduct business with a locally managed institution that demonstrates an active interest in their businesses and personal financial affairs. We believe that a locally managed institution is better able to deliver more timely responses to customer requests, provide customized financial products and services and offer the personal attention of senior banking officers.

BUSINESS STRATEGY

         Our mission is to firmly establish ourselves in our primary service area as a community owned and operated full-service bank providing traditional products and services typically offered by commercial banks. Our primary service area is Bowling Green, Warren County Kentucky and the surrounding ten county region known as the Barren River Area Development District. The

Bowling Green banking market is highly competitive with 12 commercial banks and thrift institutions currently serving the market. We believe that our ability to compete is enhanced by our posture as a locally managed institution with a base of local shareholders and board of directors. Most of the banks in Bowling Green and the surrounding region are part of larger bank holding companies headquartered outside of the Bowling Green/Warren County market and Kentucky. Promoting local management and ownership has proven effective for us in attracting customers, fostering loyalty and establishing and maintaining strong asset quality. We have and intend to continue emphasizing our local roots, and we have a philosophy of giving our customers prompt and responsive personal service.

         Since inception, our balance sheet has steadily grown to $110 million in total assets at September 30, 2002, which was sufficient to produce positive consolidated earnings on a monthly basis starting with May, 2001. As a result of becoming profitable, our accumulated deficit had declined to $400,000 at December 31, 2001. To further enhance our growth and customer service, we are in the process of opening a second branch in Bowling Green and anticipate it to be ready for operations in the first quarter of 2003.

         Citizens First Bank emphasizes experienced local management with a strong commitment to the communities located within its primary market area. Citizens First Bank's officers and directors are active in these communities and we believe that these communities and their business leaders have supported, and will continue to support, a locally owned and managed financial institution committed to providing outstanding customer service and banking products. Citizens First Bank competes aggressively for banking business through a systematic program of directly calling on both customers and referral sources such as attorneys, accountants, mortgage brokers, insurance agents and other business people, many of whom are already known to our officers and directors.

         Citizens First Bank is committed to developing strong customer relationships by providing:

o        customer access to executive management;

o        continuity in officer and staff personnel;

o        an active personal call program by officers;

o        an understanding of customers' businesses and needs;

o        prompt response to customer requests; and

o development of relationships that are durable and that grow as Citizens First Bank and its customers continue in business.

         We have hired and will continue to hire experienced staff to provide personalized service and to generate competitively priced loans and deposits. This experienced staff has access to technology, software and database systems selected to deliver high-quality products and provide responsive service to customers. Through an agreement with a third-party service provider to provide data processing services and customer accounts statement preparation, Citizens First Bank reduces the in-house personnel and equipment required to deliver such services and products.

RECENT DEVELOPMENTS

         RESULTS OF OPERATIONS FOR THE THREE MONTHS AND TWELVE MONTHS ENDED DECEMBER 31, 2002. On January 17, 2003, we reported our results of operations for the three months and twelve months ended December 31, 2002. The following tables provide certain information regarding our results during the year and three months ended December 31, 2002, and comparisons to the same periods in 2001. Information for the three months ended and twelve months ended December 31, 2002 is unaudited and subject to adjustments based upon the audit thereof.

THREE MONTHS ENDED DECEMBER 31, 2002  AND 2001 (UNAUDITED)

                                      THREE MONTHS    THREE MONTHS
                                         ENDED           ENDED
                                      12/31/2002       12/31/2001

Interest income                       $ 1,604,197     $ 1,610,338
Interest expense                          664,109         783,982
                                      -----------     -----------
Net interest income                       940,088         826,356
Provision for loan losses                  35,000         265,000
                                      -----------     -----------
Net interest income after provision       905,088         561,356
Non-interest income                       216,162         117,020
Non-interest expense                      831,157         737,091
                                      -----------     -----------
Income before taxes                       290,093         (58,715)
Income tax provision (credit)             101,500        (353,000)
                                      -----------     ------------
Net income                            $   188,593     $   294,285
                                      ===========     ===========
Net income per share                  $      0.29     $      0.46

TWELVE MONTHS ENDED DECEMBER 31, 2002 (UNAUDITED) AND 2001

                                                                  Twelve Months    Twelve Months
                                                                       Ended           Ended
                                                                     12/31/2002     12/31/2001

Interest income                                                     $ 6,396,580   $ 6,450,509
Interest expense                                                      2,773,904     3,475,087
                                                                    -----------   -----------
Net interest income                                                   3,622,676     2,975,422
Provision for loan losses                                               195,000       664,000
                                                                    -----------   -----------
Net interest income after provision                                   3,427,676     2,311,422
Non-interest income                                                     772,456       379,136
Non-interest expense                                                  3,063,904     2,709,221
                                                                    -----------   -----------
Income before taxes                                                   1,136,228       (18,663)
Income tax provision (credit)                                           391,010      (361,065)
                                                                    -----------   ------------
Net income                                                          $   745,218   $   342,402
                                                                    ===========   ===========
Net income per share                                                $      1.16   $      0.53
Net income excluding securities gains (net of income tax)           $   673,639   $   342,402
Net income per share  excluding  securities  gains (net of income
tax)                                                                $      1.05   $      0.53

AS OF DECEMBER 31, 2002 (UNAUDITED) AND 2001
(IN THOUSANDS)                                    AS OF        AS OF
                                               12/31/2002     12/31/2001
ASSETS
Cash, Due from banks, Fed Funds sold .........   $  13,923    $   6,527
Investment securities ........................      16,186       10,201
Mortgage loans held for sale .................         305        1,578
Loans ........................................      95,959       84,720
Allowance for loan losses ....................      (1,300)      (1,196)
Other assets .................................       3,370        2,990
                                                 ---------    ----------
    Total Assets .............................   $ 128,443    $ 104,820

LIABILITIES
Demand deposits, savings, NOW and money
  market accounts ............................   $  45,978    $  29,543
Time deposits ................................      59,915       58,348
                                                 ---------    ---------
    Total Deposits ...........................     105,893       87,891
Borrowings ...................................       7,900        5,799
Securities sold under agreements to repurchase       5,834        3,412
Other liabilities ............................         978          652
                                                 ---------    ---------
    Total Liabilities ........................     120,605       97,753
    Stockholders' Equity .....................       7,838        7,066
                                                 ---------    ---------
Total Liabilities and Stockholders' Equity ...   $ 128,443    $ 104,820
                                                 =========    =========
         Net income on a consolidated basis for the fourth quarter of 2002 was $188,593, or $0.29 per share, compared to net income of $294,285 or $0.46 per share for the same quarter of 2001. During the fourth quarter of 2001, we recorded, in accordance with SFAS 109, a deferred tax asset totaling $350,000, which also resulted in a credit entry of the same amount to the provision for income taxes. Due to the uncertainty of the strength of the national and regional economies at the end of 2001, management elected to increase the provision for loan losses by an additional $175,000 during the fourth quarter of 2001. Excluding these two transactions and the related tax effect for the additional provision for loan loss expense, net income for the fourth quarter of 2001 would have been $59,785, or $0.09 per share.

         For the twelve months ended December 31, 2002, we reported net income of $745,218, or $1.16 per share, compared to net income of $342,402, or $0.53 per share for the same period in 2001. Net income for the twelve months of 2002 includes gains of $67,370 during the second quarter and $41,084 during the third quarter, from the sale of investment securities. Excluding this $108,454 gain from the sale of investment securities and the related tax effect, net income for the twelve months of 2002 would have been $673,639, or $1.05 per share. Excluding the $350,000 tax asset and the additional $175,000 loan loss provision expense mentioned previously for the fourth quarter of 2001, and the related tax effect for the additional provision for loan loss expense, net income for 2001 would have been $107,902, or $0.17 per share.

         Net interest income for the quarter ended December 31, 2002 was $940,088, versus $826,356 for the same quarter of 2001, an increase of $113,732, or 13.8%. Non-interest income was $216,162 during the fourth quarter of 2002, compared to $117,020 in the same quarter of 2001, an increase of $99,142 or 84.7%. Non-interest expense during the fourth quarter of 2002 was $831,157, versus $737,091 for the same period of 2001, an increase of $94,066 or 12.8%.

         For the twelve months ended December 31, 2002, net interest income was $3,622,676, compared to $2,975,422 for the same period in 2001, an increase of $647,254 or 21.8%. Non-interest income for the twelve months of the year totaled $772,456 in 2002, compared to $379,136 for the same period of 2001, an increase of $393,320 or 103.7%. Excluding the $108,454 gain on sale of investment securities previously mentioned, non-interest income for 2002 would have been $664,002, an increase of $284,866, or 75.1%, from the 2001 total. Non-interest expense during the twelve months of 2002 was $3,063,904, an increase of $354,683 or 13.1%, over the total of $2,709,221 from the same period of 2001.

         Total assets at December 31, 2002 were $128,443,129, up $23,623,413 or
22.5% from $104,819,716 at December 31, 2001. Stockholders' equity of $7,838,252 equaled 6.1% of total assets as of December 31, 2002.

         ACQUISITION. In January 2003, we acquired all of the outstanding stock of Commonwealth Mortgage of Bowling Green, Inc. and Southern Kentucky Land Title, Inc., for $400,000 plus a deferred purchase price to be based on Commonwealth's and Southern's future earnings. The deferred purchase price is payable in cash and shares of our common stock. We also agreed to purchase the ..2 acre site on which the main office of Commonwealth is located for a purchase price of $272,500. Commonwealth Mortgage originates 1-4 family residential mortgages for sale to the secondary mortgage market, while Southern Kentucky Land Title provides title insurance agency services for real estate purchase contracts.

BUSINESS OVERVIEW

         We conduct a general banking business and serve as a full-service community financial institution offering a variety of products and services. These services include the receipt of deposits, making of loans, issuance of checks, acceptance of drafts, consumer and commercial credit operations and mortgage lending. Our deposit products include basic, specialty and low-cost checking accounts and competitive savings and certificate of deposit accounts. Our loan products include a variety of retail, commercial, mortgage and consumer products.

         BUSINESS FINANCIAL SERVICES. We offer products and services consistent with the goal of attracting a wide variety of customers, including small- to medium-sized business customers. We actively pursue business checking accounts by offering competitive rates, telephone banking and other convenient services to our business customers. In some cases, we require business customers to maintain minimum balances. We have also established relationships with one or more correspondent banks and other independent financial institutions to provide other services requested by customers, including cash management services and loan participations where the requested loan amount exceeds the lending limits imposed by law or by our policies.

         CONSUMER FINANCIAL SERVICES. Our retail banking strategy is to offer basic banking products and services that are attractively priced and easily understood by the customer. We focus on making our products and services convenient and readily accessible to the customer. In addition to banking during normal business hours, our products and services are delivered via multiple
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
channels, including extended drive-through hours, ATMs, telephone, mail, and by personal appointment. We have one ATM at our branch facility and have joined an ATM network which has ATMs at convenience stores and/or service stations. We also provide debit and credit card services by contracting for such services and also offer night depository, direct deposits, Series E Savings Bond redemptions, cashier's and travelers checks and letters of credit.

         We offer a variety of deposit accounts, including checking accounts, regular savings accounts, NOW accounts, money market accounts, sweep accounts, fixed and variable rate IRA accounts, certificate of deposit accounts and safety deposit boxes. Although we offer a range of consumer and commercial deposit accounts, we do not actively solicit (though we do accept) certificates of deposit in principal amounts greater than $100,000. We have hired and will continue to hire experienced staff to provide personalized service. This experienced staff has access to current software and database systems selected to deliver high-quality products and provide responsive service to clients. Our agreement with a third-party service provider makes available to customers convenient telephonic access to their accounts and is intended to allow us to remain at the forefront of technology while reducing the personnel and equipment required to deliver such products.

         LENDING PRACTICES. We make loans to individuals and businesses located within our market area. Our loan portfolio consists of commercial loans (51%), residential and commercial mortgage loans (40%) and personal loans (9%). Our legal lending limits under applicable regulations (based on the legal lending limits of 30% and 20%, respectively, of capital and surplus for secured and unsecured loans, respectively) are currently approximately $2.7 million and $1.8 million, respectively, for secured and unsecured loans and following completion of this offering will be approximately $___ million and $___ million if all shares being offered are sold and all proceeds immediately contributed by us to Citizens First Bank.

         Commercial loans are made primarily to small- and medium-sized businesses. These loans are secured and unsecured and are made available for general operating inventory and accounts receivables, as well as any other purposes considered appropriate. We will generally look to a borrower's business operations as the principal source of repayment, but will also receive, when appropriate, security interests in personal property and/or personal guarantees. In addition, the majority of commercial loans that are not mortgage loans are secured by a lien on equipment, inventory and/or other assets of the commercial borrower.

         Commercial lending (including commercial real estate lending) involves more risk than residential real estate lending because loan balances are greater and repayment is dependent upon the borrower's operations. We attempt to minimize the risks associated with these transactions by generally limiting our exposure to owner-operated properties of customers with an established profitable history. In many cases, risk can be further reduced by limiting the amount of credit to any one borrower to an amount less than our legal lending limit and avoiding types of commercial real estate financings considered risky.

         We originate residential mortgage loans with either fixed or variable interest rates. Our general policy is to sell most fixed rate loans in the secondary market. This policy is subject to review by management and may be revised as a result of changing market and economic conditions and other factors. We do not retain servicing rights with respect to the secondary market residential mortgage loans that we originate. We also offer home equity loans which are secured by prior liens on the subject residence. All of our residential real estate loans are secured by a first lien on the real estate.

         We make personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. All of such loans are retained by us.

         Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower's continuing financial stability and are thus likely to be adversely affected by job loss, illness or personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. We underwrite our loans carefully, with a strong emphasis on the amount of the down payment, credit quality and history, employment stability and monthly income. These loans are expected generally to be repaid on a monthly repayment schedule with the payment amount tied to the borrower's periodic income. We believe that the generally higher yields earned on consumer loans help compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of our customer base.

         Although we take a progressive and competitive approach to lending, we stress high quality in our loans. We are subject to written loan policies that contain general lending guidelines and are subject to periodic review and revision by our board of directors' Loan Policy Committee. These policies concern loan administration, documentation, approval and reporting requirements for various types of loans.

         We seek to make sound loans while recognizing that lending money involves a degree of business risk. Our loan policies are designed to assist us in managing the business risk involved in making loans. These policies provide a general framework for our loan operations while recognizing that not all risk activities and procedures can be anticipated. Our loan policies instruct lending personnel to use care and prudent decision-making and to seek the guidance of our Chief Credit Officer or our President where appropriate.

         The loan policies address loan portfolio diversification and prudent underwriting standards, loan administration procedures, and documentation, approval and reporting requirements in light of our basic objectives of:

o        granting loans on a sound and collectible basis;

o investing funds profitably for the benefit of our shareholders and securely for the benefit of our depositors; and

o        serving the credit needs of our primary service area.

         Such policies provide that individual officers have personal lending authority within varied ranges. Credits in excess of an officer's lending authority but not in excess of $500,000 require the approval of an executive officer and credits in excess of $500,000 require the
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
approval of the board of directors.

         Our loan policies provide general guidelines for loan-to-value ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral, including the following loan-to-value ratios:

o        raw land (65%);

o        improved residential real estate lots (80%);

o        commercial real estate (80%); and

o        residences (90%).

         We make use of credit risk insurance, principally for residential real estate mortgages where the loan-to-value ratio exceeds 80%. Regulatory and supervisory loan-to-value limits are established by the Federal Deposit Insurance Corporation Improvement Act of 1991. Our internal loan-to-value limitations will follow these limits and will often be more restrictive than those required by the regulators.

         Our loan policies generally include other underwriting guidelines for loans secured by liens on real estate. These underwriting standards are designed to determine the maximum loan amount that a borrower has the capacity to repay based upon the type of collateral securing the loan and the borrower's income. Typically the borrower would be expected to have annual cash flow of 1.25 times required debt service. In addition, our loan policies require that we obtain a written appraisal by a state certified appraiser for loans secured by real estate in excess of $250,000, subject to limited exceptions. The appraiser must be selected by us and must be independent and licensed or state certified. We may elect to conduct an in-house real estate evaluation for loans not exceeding $50,000. Our loan policies also include maximum amortization schedules and loan terms for each category of loans secured by liens on real estate. Loans secured by commercial real estate are generally subject to a maximum term of 5 years and a maximum amortization schedule of 25 years. Loans secured by residential real estate with variable interest rates will have a maximum term and amortization schedule of 30 years. Except for five-year fixed rate residential mortgage loans, we sell to the secondary market all of our residential fixed-rate mortgage loans, thereby reducing its interest rate risk and credit risk. Loans secured by vacant land are generally subject to a maximum term of 3 years and a maximum amortization schedule of 10 years.

         Our loan policies also establish guidelines on the aggregate amount of loans to any one borrower, providing as a guideline that no loan shall be granted where the aggregate liability of the borrower to us will exceed $1.2 million. This internal lending limit is subject to review and revision by our board of directors from time to time.

         In addition, our loan policies provide guidelines for personal guarantees; environmental policy review, loans to employees, executive officers and directors, problem loan identification, maintenance of a loan loss reserve, and other matters relating to lending practices.
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

         INVESTMENTS. We invest our funds in a variety of debt instruments and participate in the federal funds market with other depository institutions. Subject to limited exceptions, Citizens First Bank is prohibited from investing in equity securities. Real estate acquired by Citizens First Bank in satisfaction of or in foreclosure upon loans may be held, subject to a determination by a majority of its board of directors as to the advisability of retaining the property, for a period not to exceed sixty months after the date of acquisition or such longer period as the appropriate regulators may approve. Citizens First Bank is also permitted to invest an aggregate amount not in excess of 40% of its capital in such real estate, including furniture and fixtures, as is necessary for the convenient transaction of its business. Our board of directors may alter the investment policy without shareholder approval.

         INSURANCE AND FINANCIAL PLANNING. We use a third party provider to offer insurance services and receive a fee for referrals. We are exploring using a third party provider or creating a partnership, joint venture or other relationship to offer financial planning and investment services. The objective of offering these products and services is to generate fee income and strengthen relationships with our customers.

         TRUST SERVICES. We have established a relationship with a third-party provider for administrative trust services and receive a fee for referrals.

PREMISES AND BUSINESS HOURS

         Our main office is located at 1805 Campbell Lane in Bowling Green, Kentucky. We have one branch which is located at 901 Lehman Avenue in Bowling Green, Kentucky and have received permission from the Kentucky Department of Financial Institutions and the Federal Deposit Insurance Corporation to open a branch office at 2435 Fitzgerald Industrial Drive in Bowling Green. Both our main office and our current branch have automated teller facilities. We also have automated teller facilities at four other locations in Bowling Green.

         We own the main office property. Our Lehman Avenue branch office is leased for an initial term of one year beginning March 1, 1999, with options to extend the lease for two additional terms of two years each. During 2002, we made annual rental payments of $28,322. We intend to open a loan production office in Franklin, Kentucky in February 2003 and are contemplating opening an additional branch office in Franklin during the first quarter of 2003.
         We purchased the land on which the recently approved branch office will be located for a purchase price of $301,000. We anticipate a cost of approximately $700,000 to construct, equip and furnish the new facility on the site for the recently approved branch which is expected to open in February 2003.

         We offer convenient banking hours with the main office lobby and current branch office lobby open from 8:30 a.m. to 4:30 p.m., Monday through Thursday, and from 8:30 a.m. to 5:30 p.m. on Friday. The main office drive-in window is open from 7:30 a.m. to 5:30 p.m., Monday through Friday and 9:00 a.m. to 1:00 p.m. on Saturday.

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

DATA MANAGEMENT AND OTHER SERVICES

         Rather than expending the large sums required to conduct the data management function directly, we have entered into an agreement with Fiserv, Inc. Fiserv, Inc. provides, among other things, on-line facilities, daily financial report preparation, loan and deposit data processing and customer account statement preparation pursuant to an agreement with a remaining term of 58 months. The fees under the Fiserv contract are approximately $24,000 per month. We believe using Fiserv for these services is a more cost efficient alternative than hiring the personnel and purchasing the equipment required to perform such services in-house. In addition, we have attempted to develop strong correspondent banking relationships that enable us to purchase other services such as check collection, purchase and sale of federal funds, wire transfer services and customer credit services, including selling participations in loans which would otherwise exceed our legal lending limits.

PERSONNEL AND BENEFITS

         As of December 31, 2002, our operations are staffed with 41 employees, including 10 part-time employees. Management considers employee relations to be good. None of our employees are covered by a collective bargaining agreement.

         We have established salaries and benefits packages at levels which are competitive in the local marketplace. Our employee benefits includes life insurance, health insurance, a 401(k) plan, paid vacations and other traditional benefits.

COMPETITION

         The banking business in the Bowling Green-Warren County market area and the surrounding region is highly competitive. Competition exists between state and national banks for deposits, loans and other banking services. We compete with numerous well established financial institutions with vastly greater financial and human resources than those available to us.

         Our market area has experienced substantial consolidation in recent years within the banking industry. Many of the area's locally owned or locally managed financial institutions have either been acquired by large regional bank holding companies or have been consolidated into branches. This consolidation has been accompanied by fee changes, branch closings, the dissolution of local boards of directors, management and branch personnel changes and, in our judgment, a decline in the level of personalized customer service. With recent changes in interstate banking regulations, this type of consolidation is expected to continue.

         There are 14 commercial banks operating a total of 41 offices in Warren County as well as two credit unions and several small loan companies. With the exception of American Bank & Trust, which opened in 2000, we are the only commercial bank in Bowling Green that is not a branch of an out of county or out of state bank. The following table (adapted from information provided in the Federal Deposit Insurance Corporation Summary of Deposits) sets forth information respecting the financial institutions with offices in Warren County, and the deposits attributable to such offices, as of June 30, 2002:
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

                                        JUNE 30, 2002     NUMBER OF
INSTITUTION                             DEPOSITS (000)     OFFICES

American Bank & Trust Company, Inc. ....   $ 43,774          1
Bank One, Kentucky, National Association          *          1
Branch Banking & Trust Company .........    180,725         10
Citizens First Bank, Inc. ..............     88,533          2
Franklin Bank & Trust Company ..........     11,878          1
Integra Bank National Association ......    107,794          3
Kentucky Trust Bank ....................      7,187          2
National City Bank of Kentucky .........    154,045          5
Republic Bank & Trust Co. ..............     60,216          1
South Central Bank of Bowling Green ....    119,611          6
The Farmers National Bank of Scottsville     26,419          2
The Monticello Banking Company .........      6,967          1
US Bank National Association ...........    171,622          6

* Established in 2002; deposit data not available.

         Competition for Citizens First Bank will not only increase due to the deregulation of depository institutions but also because of the enhanced ability of non-banking financial institutions to provide services previously reserved for commercial banks. We compete with existing area financial institutions other than commercial banks and savings banks, including commercial bank loan production offices, mortgage companies, insurance companies, consumer finance companies, securities brokerage firms, credit unions, money market funds and other business entities which have recently entered traditional banking markets. Competition from these sources can pose a significant challenge to us since non-banking financial institutions may operate with greater flexibility because they are not subject to the same regulatory restrictions as banks. See "Supervision and Regulation" on page 59.

MARKETING STRATEGY

         Our ability to compete is enhanced by our local management and a broad base of stock ownership. We believe that promoting our local ownership is a highly effective means of attracting customers and fostering loyalty. Through superior service, our employees develop relationships with our customers. We believe there has been a great deal of customer dissatisfaction as a result of the fact that many banking offices in Bowling Green area are now branches of larger financial institutions which, in our view, are managed with a philosophy of strong centralization. We are committed to developing strong customer relationships by providing

o        customer access to executive management,

o        continuity in officer and staff personnel,

o        an active personal call program by officers,

o        an understanding of customers' businesses and needs,
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

o        prompt response to customer requests, and

o development of relationships that are durable and that grow as Citizens First Bank and its customers continue in business.

         With an experienced staff to provide a superior level of personalized service, we are able to generate competitively priced loans and deposits. With access to current state-of-the-art software and database systems selected to deliver high-quality products and provide responsive service to clients, our staff is able to devote more time and attention to personal service, respond more quickly to clients' requests and deliver services in the most timely manner possible.

         We believe, in the spirit of outstanding customer service, that convenience is essential. Our main office is in the Scottsville Road/Greenwood Mall area which is the center of the retail trading area in Warren County and is convenient to targeted residential areas. Our Lehman Avenue branch office is located closer to downtown Bowling Green and serves primarily downtown businesses and professional offices and neighborhoods adjacent to that area. Banking by appointment during non-banking hours and lending at the customer's location are two other ways we provide service to customers in the most convenient fashion.

         Our management is active in business development. Our directors are knowledgeable about our mission, products and services and are active in promoting Citizens First Bank.

          Our officers and directors include individuals active in the Bowling Green-Warren County area. Their continued community involvement provides opportunities for the promotion of Citizens First Bank and its products and services, thereby enhancing our marketing efforts. Our marketing and advertising plan emphasizes the message of superior service from a locally managed bank with a broad base of local ownership.

         We have an ongoing interest in the economic development and continued growth of the Bowling Green-Warren County area and the surrounding region. As a locally owned and managed community bank, our success depends on the continued positive economic environment and growth that the Bowling Green-Warren County area has enjoyed over the past decade. Made up of people who have a personal stake in the Bowling Green community and who understand the community's needs and how to meet those needs, we emphasize excellent corporate citizenship.

MARKET AREA

         The majority of our marketing efforts are concentrated in the Bowling Green-Warren County area. Warren County is located in central Kentucky, approximately 110 miles south of Louisville and approximately 70 miles north of Nashville, Tennessee. The Bowling Green area is the financial, retail and health care center of Warren County and the surrounding area and is the home of Western Kentucky University which provides a strong educational and employment base, drawing students from throughout the area and beyond. We also intend to focus our marketing efforts in the south-central Kentucky region known as the Barren River Area Development District. This region consists of Allen, Barren, Butler, Edmonson, Hart, Logan, Metcalfe, Monroe, Simpson and Warren Counties in Kentucky.

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
         As of 2001, Warren County had a population of 93,232. Bowling Green is the county seat and largest city in Warren County. Since 1980, Warren County's total population has grown by 28.8%, and Warren County was one of the fastest growing counties in Kentucky from 1990 through 2000.

         Income levels for Warren County have also grown sharply of late. In 2000, Warren County had a per capita personal income of $24,459 as compared to $11,838 in 1986.

         As of June 2001, the unemployment rate for Warren County was 4.6%, compared with the statewide average of approximately 4.8%. The Warren County area has a diversified employment base which is not dependent on any particular firm or firms. There are 17 manufacturing companies in the county with 150 or more employees. The largest employers in Warren County include the following:

                                                              NO. OF
                  COMPANY                                  EMPLOYEES

         Commonwealth Health Corporation                      2,250
         Western Kentucky University                          1,578
         Warren County Board of Education                     1,896
         General Motors Corvette Plant                        1,035
         Holley Performance Products                            950
         DESA International                                     800
         Greenview Regional Hospital                            610
         Eagle Industries                                       600
         Fruit of the Loom                                      600
         Houchens Industries                                    534


                           SUPERVISION AND REGULATION

         Both Citizens First and Citizens First Bank are subject to extensive state and federal banking laws and regulations that impose restrictions on and provide for general regulatory oversight of Citizens First's and Citizens First Bank's operations. These laws and regulations are generally intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework which apply.

CITIZENS FIRST CORPORATION

         We are a bank holding company under the federal Bank Holding Company Act of 1956. As a result, we are subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve.

         ACQUISITION OF BANKS.      Bank holding companies are required to
obtain the prior approval of the Federal Reserve Board before they may

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o        acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank,

o        acquire all or substantially all of the assets of any bank, or

o        merge or consolidate with any other bank holding company.

         The Federal Reserve Board generally may not approve any transaction that would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States. Nor can the Federal Reserve Board approve a transaction that could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade. But the Federal Reserve Board may approve any such transaction if it determines that the public interest in meeting the convenience and needs of the community served clearly outweighs the anticompetitive effects of the proposed transaction. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below. Consideration of convenience and needs of the community includes the parties' performance under the Community Reinvestment Act of 1977.

         Kentucky law provides that any individual or bank holding company having its principal place of business in Kentucky may acquire control of one or more banks or bank holding companies wherever located within the Commonwealth of Kentucky, provided that no individual or bank holding company acquires control of banks located in Kentucky holding more than 15% of the total deposits of all federally-insured depository institutions in Kentucky.

         Under Kentucky law, a bank holding company must seek and obtain the approval of the Commissioner of the Kentucky Department of Financial Institutions before acquiring control of any bank chartered in Kentucky or any bank holding company controlling a bank which is chartered in Kentucky. Control is defined the same as in the Bank Holding Company Act, which generally means the power to vote 25% or more of any class of voting securities, the power to elect a majority of the board of directors or the power to directly or indirectly exercise a controlling influence over the management or policies of a bank or bank holding company.

         The Commissioner of the Kentucky Department of Financial Institutions must approve an application by a bank holding company to acquire a bank or bank holding company unless he finds

o the terms of the acquisition are not in accordance with the laws of Kentucky,
o the financial condition or the competence, experience and integrity of the acquiring company or its principals are such as will jeopardize the financial stability of the acquired entity,
o the public convenience and advantage will not be served by the acquisition, or
o a federal regulatory authority whose approval is required has disapproved the transaction because it would result in a monopoly or substantially lessen competition.

      PERMITTED ACTIVITIES. Under the Bank Holding Company Act, a bank holding company is, with limited exceptions, prohibited from acquiring direct or indirect ownership or control of any voting
                                       60
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shares of any company which is not a bank, or engaging in any activity other than managing and controlling banks. Among the activities which are permissible for bank holding companies are

o acquiring and holding shares of any company engaged solely in the business of the holding and operating properties used wholly or substantially by a subsidiary bank, conducting a safe deposit business or furnishing services to or performing services for a subsidiary bank,

o acquiring and holding up to five 5% of the outstanding voting shares of any company,

o acquiring and holding up to 5% of the outstanding voting shares of an investment company that is solely engaged in investing in securities and that does not own or control more than 5% of the outstanding shares of any class of voting securities of any company, and

o acquiring and holding shares of any company, the activities of which the Federal Reserve Board has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

         In determining whether a particular activity is permissible, the Federal Reserve Board must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits that the Federal Reserve Board considers include greater convenience, increased competition or gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Among the activities which the Federal Reserve Board has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto and which may be engaged in by a bank holding company or a subsidiary of a bank holding company in accordance with the rules and regulations of the Federal Reserve Board are

o        making, acquiring and servicing loans and other extensions of credit,

o operating an industrial bank, Morris Plan bank or industrial loan company,

o performing functions or activities that may be performed by a trust company,

o        acting as an investment or financial advisor,

o leasing personal or real property if the lease is to serve as the functional equivalent of an extension of credit to the lessee and meets other criteria,

o making investments in corporations or projects designed primarily to promote community welfare,

o providing data processing and data transmission services if the data to be processed or furnished are financial, banking or economic in nature,

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
o acting as a principal, agent or broker for insurance that is directly related to an extension of credit by the holding company or a bank subsidiary of the holding company, or engaging in any insurance agency activity in a place where the holding company (or a subsidiary) has a lending office and that has a population not exceeding 5,000,

o        owning, controlling or operating a savings association,

o providing courier services for financial instruments exchanged among banks and financial institutions,

o providing management consulting advice to banks and other depository institutions not affiliated with the holding company,

o issuing and selling money orders and similar consumer-type payment instruments having a face value of not more than $1,000,

o        performing appraisals of real estate and personal property,

o acting as intermediary for the financing of commercial or industrial income-producing real estate,
o providing securities brokerage services, if the services are restricted to buying and selling securities solely as agent for the account of customers and do not include securities underwriting or dealing or investment advice or research services,

o underwriting and dealing in government obligations and money market instruments,

o providing general information and statistical forecasting with respect to foreign exchange markets and transnational services with respect thereto,

o        acting as futures commissions merchant for nonaffiliated persons,

o providing investment advice on financial futures and options on futures,

o        providing consumer financial counseling,

o        providing tax planning and preparation services,

o        providing check guaranty services,

o        operating a collection agency, and

o        operating a credit bureau.

         The Federal Reserve Board has determined that the following non-banking activities among others are not so closely related to banking or managing or controlling banks as to be a proper incident thereto
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

o insurance premium funding or the combined sale of mutual funds and insurance,

o underwriting life insurance, except in low-population areas, that is not sold in connection with a credit transaction by a bank holding company system,

o        real estate brokerage,

o        land development,

o        real estate syndication,

o        management consulting,

o        property management, and

o        operation of a travel agency.

         The Gramm-Leach-Bliley Act of 1999 expanded the permissible activities of a bank holding company. The Gramm Act allows qualifying bank holding companies to elect to be treated as "financial holding companies." A bank holding company qualifies to be a financial holding company if its depository institution subsidiaries are well-managed, well capitalized and received at least a "satisfactory" Community Reinvestment Act rating as of the most recent examination. A financial holding company may engage in activities and acquire companies engaged in activities that are "financial" in nature or "incidental" or "complementary" to such financial activities including

o acting as a principal, agent or broker in selling various forms of insurance,

o providing financial investment and economic advisory services, including advising investment companies,

o underwriting, dealing or making a market in securities, without any revenue limitation,

o investing in shares or other ownership interests in any entity in the course of a bona fide underwriting, merchant banking or investment banking business, provided that such investments are not made by a depository institution or its subsidiary, and

o investing, through an insurance subsidiary in the ordinary course of its business in accordance with relevant state law, in any entity, but subject to conditions analogous to those for merchant banking investments.

         The Federal Reserve Board and the Treasury Department have the authority to expand the list of permissible activities for a financial holding company. Any bank holding company which cannot or chooses not to become a financial holding company will remain subject to the previous rules of the Bank Holding Company Act.

         Bank holding companies are not limited under the Bank Holding Company Act to activities previously approved by the Federal Reserve Board. If a bank holding company is of the opinion that other activities are closely related to banking or managing or controlling banks, the holding company may apply for Federal Reserve Board approval to engage in the activity or acquire an interest in a company that is engaged in the activity.

         There are no territorial limitations on the permissible non-banking activities of bank holding companies. Despite prior approval, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company may result from such activity.

         We may seek to engage, or to acquire an interest in a company that engages, in non-banking activities so closely related to banking or managing or controlling banks as to be a proper incident thereto. No negotiations for the acquisition of any entities have been carried on by us, nor are any such negotiations specifically contemplated, nor are any plans currently under consideration under which we would engage in any non-banking activities. There can be no assurance that any such entity will be acquired by us or that we will engage in any non-banking activities in the future, or that we will be successful if we do engage in non-banking activities.

         REPORTING OBLIGATIONS. A bank holding company is required to file with the Federal Reserve Board annual reports and other information regarding its business operations and the business operations of its subsidiaries. It is also subject to examination by the Federal Reserve Board and is required to obtain Federal Reserve Board approval prior to acquiring, directly or indirectly, ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting stock of such bank unless it already owns a majority of the shares of voting stock of such bank.

         SUPPORT OF SUBSIDIARY INSTITUTIONS. Under Federal Reserve Board policy we are expected to act as a source of financial strength for, and to commit resources to support, Citizens First Bank. This support may be required at times when, absent such Federal Reserve Board policy, we may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

CAPITAL ADEQUACY

         Citizens First and Citizens First Bank are required to comply with the capital adequacy standards established by the Federal Reserve Board and the Federal Deposit Insurance Corporation, respectively. There are two basic measures for capital adequacy for bank holding companies and the depository institutions that they own: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

         The minimum guideline for the ratio of total capital to risk-weighted assets (including some off-balance sheet items, such as standby letters of credit) is 8.0%. At least half of total capital must be comprised of Tier 1 capital, which is common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and other permissible intangible assets. The remainder may consist of Tier 2 capital which is subordinated debt, other preferred stock, and a limited amount of loan loss reserves.

         In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of Tier 1 capital to average assets, less goodwill and permissible other intangible assets, of 3.0% for bank holding companies that meet specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. The guidelines also provide that bank holding companies that experience internal growth to make acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve Board will consider a "tangible Tier 1 capital average ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

         The federal bank regulators continue to indicate their desire to raise the capital requirements that apply to banks beyond their current levels. The Federal Reserve Board, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency have proposed an amendment to the risk-based capital standards that would calculate the change in a bank's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

CITIZENS FIRST BANK

         As a bank organized under Kentucky law, Citizens First Bank is subject to the regulation and supervision of the Kentucky Department of Financial Institutions. As an insured bank under the Federal Deposit Insurance Act, Citizens First Bank is also subject to regulation and examination by the Federal Deposit Insurance Corporation. Although Citizens First Bank is not a member of the Federal Reserve System, it is nevertheless subject to provisions of the Federal Reserve Act and regulations promulgated under that Act.

         The Federal Deposit Insurance Corporation and the Kentucky Department of Financial Institutions regularly examine the operations of Citizens First Bank. State banks also are subject to regulation requiring the maintenance of prescribed minimum capital levels, and Citizens First Bank is required to file annual reports and such additional information as the Kentucky Department of Financial Institutions and Federal Deposit Insurance Corporation regulations require. Citizens First Bank is also subject to restrictions on loan limits, interest rates, "insider" loans to officers, directors and principal shareholders, restrictions on tie-in arrangements and transactions with affiliates, as well as many other matters. Strict compliance at all times with state and federal banking laws is required. Supervision, regulation and examination of Citizens First Bank by bank regulatory agencies is intended for the protection of Citizens First Bank's depositors, not its shareholders.

         Federal and state regulators have authority to impose sanctions on Citizens First Bank and its directors and officers if Citizens First Bank engages in unsafe or unsound practices, or otherwise fails to comply with regulatory standards.

         INTERSTATE BANKING. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 enabled nationwide interstate banking through bank subsidiaries and interstate banking mergers. The Riegle-Neal Act allows adequately capitalized and well-managed bank holding companies to acquire control of a bank in any state subject to concentration limits. The Riegle-Neal Act also generally provides that national and state-chartered banks may branch interstate through acquisitions of banks in other states.

         Restrictions on branching imposed upon Kentucky banks continue to apply under the legislation, including prohibiting acquisitions which have the result of concentrating control of more than 15% of the federally insured deposits in Kentucky. The Riegle-Neal Act increased competition in the banking industry as it allows out of state banks to branch into Kentucky through acquisitions of banks in Kentucky.

         STATE REGULATION. Kentucky law places restrictions and requirements on the banking operations of state-chartered banks. State-chartered banks must report to the Kentucky Department of Financial Institutions periodically upon request, and at least annually, regarding the financial condition and operations of the bank.

         Under Kentucky law a bank may only hold title to real estate necessary or appropriate for the transaction of legitimate business and the cost of such real estate, including furniture and fixtures, generally may not exceed 40% of the total paid-in capital, unimpaired surplus and undivided profits of the bank without approval of the Kentucky Department of Financial Institutions. A state-chartered bank may invest in real estate other than that related to its legitimate business within its generally accepted banking market provided such investment does not exceed 10% of the bank's actual paid-in capital and surplus at the time the investment is made. Exceptions to the foregoing rules apply in the case of real estate conveyed to a bank in satisfaction of a debt previously contracted.

         With respect to expansion, Citizens First Bank until recently could establish branches only within the geographical limits of Warren County, Kentucky. However, recent legislation permits Kentucky banks to establish a branch office anywhere in Kentucky upon approval of the Kentucky Department of Financial Institutions Certain well capitalized and well managed banks may establish a branch office upon notice to the Department. Citizens First Bank is also subject to the banking and usury laws of Kentucky restricting the amount of interest it may charge in making loans or other extensions of credit.

         FDIC INSURANCE ASSESSMENTS. Citizens First Bank's deposits are insured by the Federal Deposit Insurance Corporation up to the statutory limit of $100,000 per depositor through the Bank Insurance Fund. Under current law, the insurance assessment paid by Bank Insurance Fund-insured institutions is set by the Federal Deposit Insurance Corporation and is designed to achieve a target reserve ratio of 1.25 percent of estimated insured deposits, or such higher ratio as the Federal Deposit Insurance Corporation may determine in accordance with law. The Federal Deposit Insurance Corporation is also authorized to impose one or more special assessments in any amount deemed necessary to enable repayment of amounts borrowed by the Federal Deposit Insurance Corporation from the Treasury Department. Bank Insurance Fund annual assessment rates currently range from 0 to 27 basis points. The actual assessment rate paid by individual institutions is determined by the risk category rating of the institution as determined by the Federal Deposit Insurance Corporation.

         The Deposit Insurance Funds Act of 1996 authorized the Financing Corporation to levy assessments on Bank Insurance Fund assessable deposits and stipulates that the rate must equal one-fifth of the Financing Corporation assessment rate that is applied to deposits assessable by the Savings Association Insurance Fund. Financing Corporation assessments imposed on Bank Insurance Fund insured deposits in annual amounts are presently estimated at
1.68 basis points.

PAYMENT OF DIVIDENDS

         Federal and state statutes and regulations restrict the payment of dividends by state-chartered banks. Under Kentucky law, dividends by Kentucky banks may be paid only from current or retained net profits. Before any dividend may be declared for any period (other than upon preferred stock, if any), a bank must increase its capital surplus by at least 10% of the net profits of the bank for such period until the bank's capital surplus equals the amount of its stated capital attributable to its common stock. Moreover, the Commissioner of the Kentucky Department of Financial Institutions must approve the declaration of dividends if the total of all dividends declared by a bank for any calendar year exceeds the bank's net profits for such year combined with its retained net profits for the preceding two years, less any required transfers to surplus or a fund for the retirement of preferred stock or debt, if any. The Kentucky Business Corporation Act provides additional restrictions on distributions by a Kentucky corporation, including Citizens First and Citizens First Bank.

         The Federal Deposit Insurance Corporation may also restrict Citizens First Bank's payment of dividends. If the Federal Deposit Insurance Corporation determines that a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the Federal Deposit Insurance Corporation may require, after notice and hearing, that the institution cease and desist from such practice. Depending on the financial condition of the depository institution, an unsafe or unsound practice could include the payment of dividends. Moreover, regulations of the Federal Deposit Insurance Corporation requiring Citizens First Bank to maintain certain capital levels will also affect Citizens First Bank's ability to pay dividends.

PROMPT CORRECTIVE ACTION

         The Federal Deposit Insurance Corporation Improvement Act of 1991 established a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators established five capital categories
(well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized). With respect to institutions in the three undercapitalized categories, the regulators must take prescribed supervisory actions and are authorized to take other discretionary actions. Generally, subject to a narrow exception, the Improvement Act requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

         An institution is deemed to be well capitalized if it

o        has a total capital ratio of 10% or greater,
o        has a tier 1 capital ratio of 6.0% or greater,
o        has a leverage ratio of 5.0% or greater, and
o is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by its federal banking agency.

      An institution is considered to be adequately capitalized if it has

o        a total capital ratio of 8.0% or greater,
o        a tier 1 capital ratio of 4.0% or greater, and
o        a leverage ratio of 4.0% or greater.

     An institution is considered to be undercapitalized if it has

o a total capital ratio of less than 8.0%, o a tier 1 capital ratio of less than 4.0%, or
o        a leverage ratio of less than 4.0%.

     An institution is considered to be significantly undercapitalized if it has

o a total capital ratio of less than 6.0%, o a tier 1 capital ratio of less than 3.0%, or
o        a leverage ratio of less than 3.0%.

        An institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. For purposes of the regulation, the term "tangible equity" includes core capital elements counted as tier 1 capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under the Improvement Act, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to limitations. The obligations of a controlling bank holding company under the Improvement Act to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the Federal Deposit Insurance Corporation. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of the Improvement Act.

         For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions:

o sell enough shares, including voting shares, to become adequately capitalized;

o merge with, or be sold to, another institution or holding company, but only if grounds exist for appointing a conservator or receiver;

o restrict transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist;

o        otherwise restrict transactions with bank or non-bank affiliates;

o restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region";

o        restrict asset growth or reduce total assets;

o        alter, reduce, or terminate activities;

o        hold a new election of directors;

o dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with prescribed procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution;

o        employ "qualified" senior executive officers;

o        cease accepting deposits from correspondent depository institutions;

o divest nondepository affiliates which pose a danger to the institution; or

o        be divested by a parent holding company.

         In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

COMMUNITY REINVESTMENT ACT

         The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve Board, the OCC or the FDIC shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Citizens First Bank.

RESTRICTIONS ON TRANSACTIONS WITH AFFILIATES

         Both Citizens First and Citizens First Bank are subject to the provisions of Section 23A and Section 23B of the Federal Reserve Act. Section 23A places limits on the amount of

o        a bank's loans or extensions of credit to affiliates,

o        a bank's investment in affiliate,

o assets a bank may purchase from affiliates, except for real and personal property exempted by the obligations of affiliates and,

o a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

         Section 23B prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

PRIVACY

         Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent a financial institution from sharing personal financial information with nonaffiliated third parties except for third parties that market the institution's own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers. We have established a privacy policy to ensure compliance with federal requirements.

ANTI-TERRORISM LEGISLATION

         In the wake of the tragic events of September 11, 2001, on October 26, 2001, the President signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealing with foreign financial institutions and foreign customers.

EFFECTS OF GOVERNMENTAL POLICIES AND ECONOMIC CONDITIONS

         Citizens First Bank's earnings are affected by the difference between the interest earned by Citizens First Bank on its loans and investments and the interest paid by Citizens First Bank on its deposits or other borrowings. The yields on its assets and the rates paid on its liabilities are sensitive to changes in prevailing market rates of interest. Thus, the earnings and growth of Citizens First Bank are influenced by general economic conditions, fiscal policies of the Federal government, and the policies of regulatory agencies, particularly the Federal Reserve Board, which establishes national monetary policy, all of which are beyond Citizens First Bank's control. The nature and impact of any future changes in fiscal or monetary policies cannot be predicted.

         From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. For example, the Depository Institutions Deregulation and Monetary Control Act of 1980 provided for the phasing out of restrictions on deposit interest rate ceilings, the authorization of new accounts and related services and the expansion of the lending authority of savings and loan associations. The Depository Institutions Deregulation Act has altered the competitive relationship that previously existed among financial institutions, and resulted in a substantial reduction in the historical distinction between the services offered by banks, savings and loan associations and other financial institutions.

MONETARY POLICY

         Commercial banks, including Citizens First Bank, are affected by the credit policy of various regulatory authorities, including the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the Federal Reserve Board to implement these objectives are open market operations in U.S. government securities, changes in reserve requirements on bank deposits, changes in the discount rate on bank borrowings and limitations on interest rates that banks may pay on time and savings deposits. The Federal Reserve Board uses these means in varying combinations to influence overall growth of bank loans, investments and deposits, and also to affect interest rates charged on loans, received on investments or paid for deposits.

         The monetary and fiscal policies of regulatory authorities, including the Federal Reserve Board, also affect the banking industry. Through changes in the reserve requirements against bank deposits, open market operations in U.S. government securities and changes in the discount rate on bank borrowings, the Federal Reserve Board influences the cost and availability of funds obtained for lending and investing. No prediction can be made with respect to possible future changes in interest rates, deposit levels or loan demand or with respect to the impact of such changes on the business and earnings of Citizens First Bank.



                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS


NAME, AGE, AND PRESENT                              PRINCIPAL OCCUPATION(S) OR EMPLOYMENT(S)
POSITION(S) WITH CITIZENS FIRST(1)                     DURING PAST FIVE OR MORE YEARS

Jerry E. Baker (71)                                 Chairman of the Board of Directors, Airgas Mid-American, Inc.
 Director

Billy J. Bell (67)                                  Co-owner and Secretary/Treasurer, Mid-South Feeds, Inc.
Director

Barry D. Bray (56)                                  Vice  President  and Chief  Credit  Officer of  Citizens  First and
 Director;                                          Vice President and Chief Credit Officer Citizens  First Bank since January
                                                    1999 and February 1999, respectively; from 1982 to 1998, Executive Vice
                                                    President and Chief Credit Officer of Trans Financial Bank

Mary D. Cohron (55)                                 President  and  Chief  Executive  Officer  of  Citizens  First  and
Director; President and Chief Executive Officer     Citizens   First  Bank  since  August  1998  and   February   1999,
                                                    respectively;  formerly,  Board Team Development  Services Provider for Kentucky School Boards  Association and Strategic  Planning and
                                                    Business Consultant

Floyd H. Ellis (76)                                 Retired  President  and  Chief  Executive  Officer,   Warren  Rural
Chairman of the Board of Directors                  Electric Cooperative Corporation

Sarah Glenn Grise (45)                              Formerly General Manager of TKR Cable of Southern Kentucky
Director

James H. Lucas (70)                                 Of Counsel, English, Lucas, Priest & Owsley
Director; Secretary to the Board of Directors

Joe B. Natcher, Jr. (45)                            President and Chief Executive Officer, Southern Foods, Inc.
Director
                                       72

John T. Perkins (59)                                Vice  President and Chief  Operating  Officer of Citizens First and
Director                                            Citizens First Bank since August 1998 and February 1999,respectively, through 2001; previously, bank consultant from April 1995 to July 1998 and Chief Operating Officer, Trans Financial Bank, from July 1973 to April 1995

Jack Sheidler (46)                                  Real estate developer in Kentucky, Oklahoma and Tennessee
Director

Wilson Stone (50)                                   Allen  County  farmer and Board  Trainer  for the  Kentucky  School
Director                                            Boards Association

M. Todd Kanipe (34)                                 Prior to 1998, commercial lender for Trans Financial Bank,Inc.
Vice President and Trust Relationship Manager

Bill D. Wright (43)                                 Prior to 1998,  Assistant  Controller  and Assistant  Treasurer for
Vice President and Chief Financial Officer          Trans Financial Bank, Inc.
-----------

(1) With the exception of Ms. Grise, Mr. Sheidler and Mr. Stone, each of our directors has been a director since our the organization of our subsidiary bank in 1998. Ms. Grise, Mr. Sheidler and Mr. Stone were appointed to our board of directors in 2002.

EXECUTIVE COMPENSATION


         The following table provides certain summary information concerning compensation paid or accrued by us to or on behalf of our President and Chief Executive Officer and each other executive officer who had annual salary and bonus that exceeded $100,000 in 2002. Disclosure for the remaining executive officers is not required because none had annual salary and bonus that exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                        ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR    SALARY     COMPENSATION(1)

Mary D. Cohron, President and ...   2002   $135,000   $  7,756
Chief Executive Officer .........   2001   $108,000   $  6,519
                                    2000   $ 96,437   $  5,593
Bill D.  Wright,  Vice  President
and Chief  Financial ............   2002   $107,960   $  6,938
Officer .........................   2001   $ 86,071   $  5,809
                                    2000   $ 52,308   $  3,245
-------------------------

(1) Other compensation for 2002 includes: (a) the match of up to 3% of the officer's salary under the Savings Incentive Match Plan for Employees ($3,750 for Ms. Cohron and $2,939 for Mr. Wright); (b) the cost of life insurance premiums paid by Citizens First on behalf of the officer for coverage equal to annual salary ($348 for Ms. Cohron and $341 for Mr. Wright); and (c) the portion of the cost of health insurance coverage for such officer that is paid by Citizens First ($3,658 for each of Ms. Cohron and Mr. Wright). All full-time employees of Citizens First receive similar benefits.

EMPLOYMENT AGREEMENTS

         Citizens First and Mary D. Cohron are parties to an employment agreement dated September 14, 1998, as amended, which provides for the payment to Ms. Cohron of an initial annual salary of $95,000, subject to adjustment by the board of directors. Such salary is exclusive of any bonus which may be paid in the determination of the board of directors based on our performance. The employment agreement was automatically renewed for a new three year term on August 1, 2001. The employment agreement may be terminated by us upon 60 days notice for cause (as defined in the agreement) and without cause. In the event the agreement is terminated without cause, we will be obligated to pay Ms. Cohron the value of accrued fringe benefits through the date of termination and compensation equal to a full year's salary. Ms. Cohron may voluntarily terminate her employment upon 60 days notice. In the event of termination of employment prior to the natural expiration of the agreement, Ms. Cohron will be prohibited for one year from performing in Warren County and any contiguous county duties for a banking organization comparable to the duties performed for us or Citizens First Bank.

       Citizens First and Bill D. Wright are parties to an employment agreement effective May 15, 2000 which provides for Mr. Wright's employment by us as Chief Financial Officer. The employment agreement provides for the payment to Mr. Wright of an initial annual salary of $85,000, subject to adjustment by the board of directors. The employment agreement continues through May 14, 2003, and will be automatically renewed for a new three year term unless either party gives 60 days prior notice that it does not intend to renew the agreement. The employment agreement may be terminated by us upon 60 days notice for cause (as defined in the agreement) and without cause. In the event the agreement is terminated without cause, we will be obligated to pay Mr. Wright the value of accrued fringe benefits through the date of termination and compensation equal to a full years' salary. Mr. Wright may voluntarily terminate his employment upon 60 days notice. In the event of termination of employment prior to the natural expiration of the agreement, Mr. Wright will be prohibited for one year from performing in Warren County or any contiguous county duties for a banking organization comparable to the duties performed for us or Citizens First Bank.

DIRECTOR COMPENSATION

         Our directors receive $200 per month for each month in which they attend a board or board committee meeting. We also reimburse directors for the expenses they incur to attend the meetings. We recently established the 2003 Non-Employee Directors Stock Option Plan which provides for the issuance to our non-employee directors of options to purchase up to an aggregate of 40,000 shares of our common stock. As of the date of this prospectus, no options have been granted under the plan.

                           RELATED PARTY TRANSACTIONS

         We have had and expect in the future to have banking transactions in the ordinary course of business with our directors and executive officers and their associates. All loans to such persons or their associates have been on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others, and have not involved more than normal risk of collectibility or other unfavorable features.

         The law firm of English, Lucas, Priest and Owsley performs ongoing legal services for us. Our director James H. Lucas is Of Counsel to the law firm.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information as of September 30, 2002 concerning the number and percentage of shares of the common stock beneficially owned by our directors and executive officers, and by all of our directors and executive officers as a group. Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and sole investment power with respect to all such shares. We are not aware of any other person or persons who beneficially own in excess of 5% of our common stock. Further, we are not aware of any arrangement which at a subsequent date may result in a change of control of Citizens First.


                           NUMBER OF SHARES         PERCENT OF ALL
NAME                       BENEFICIALLY OWNED         SHARES OWNED
DIRECTORS:
Jerry E. Baker ............    16,000                    2.49%
Billy J. Bell .............    20,000                    3.11%
Barry D. Bray .............     9,400(1)                 1.46%
Mary D. Cohron ............    16,000                    2.49%
Floyd H. Ellis ............    18,645                    2.90%
Sarah Glenn Grise .........     1,050                    0.16%
James H. Lucas ............    10,430                    1.56%
Joe B. Natcher, Jr ........     6,700(2)                 1.04%
John T. Perkins ...........    10,000(3)                 1.56%
Jack Sheidler .............    11,080                    1.72%
Wilson Stone ..............         0                       0
EXECUTIVE OFFICERS:
M. Todd Kanipe ............       750                    0.11%
Bill D. Wright ............       500                    0.08%

All directors and executive
  officers as a group (13 .   120,375                   18.72%
  persons)
-------------
(1) Includes 1,000 shares held by Mr. Bray's wife.
(2) Shares are jointly owned with Mr. Natcher's wife.
(3) Includes 3,333 shares held in an individual retirement account for the benefit of Mr. Perkins' wife.

                        DESCRIPTION OF OUR CAPITAL STOCK

COMMON STOCK

         Our articles of incorporation authorizes our board of directors, without shareholder approval, to issue up to 2,000,000 shares of common stock, no par value. Our board of directors has approved an amendment to our articles of incorporation to increase the number of shares of authorized common stock to 5,000,000 and intends to submit the proposed amendment to shareholders for their approval at the 2003 annual meeting of shareholders. As of the date of this prospectus, 120,000 shares of our common stock were reserved for issuance under our 2002 Stock Option Plan and 40,000 shares of our common stock were reserved for issuance under our 2003 Non-Employee Director Stock Option Plan.

         All shares of our common stock will be entitled to share equally in dividends from legally available funds, when, as and if declared by our board of directors. We do not anticipate that we will pay any cash dividends on our common stock in the near future. If we were to voluntarily or involuntarily liquidate or dissolve, all shares of our common stock would be entitled to share equally in all of our remaining assets available for distribution to our shareholders. Each holder of common stock will be entitled to one vote for each share on all matters submitted to the shareholders. Whenever we issue new shares of capital stock, holders of our common stock will not have any right to acquire authorized but unissued capital stock. No redemption, sinking fund or conversion rights or provisions apply to our common stock. All shares of our common stock issued in the offering as described in this prospectus will be fully paid and nonassessable.

PREFERRED STOCK

         Our articles of incorporation also authorize our board of directors, without shareholder approval, to issue up to 500 shares of preferred stock, no par value. Our board of directors may determine the terms of the preferred stock. Preferred stock may have voting rights, subject to applicable law and as determined by our board of directors. Although we have neither issued, nor have any present plans to issue, any preferred stock, the ownership and control of us by the holders of our common stock would be diluted if we were to issued preferred stock that had voting rights.

STOCK TRANSFER AGENT

         The stock transfer agent for our common stock is the Registrar and Transfer Company, Cranford, New Jersey.



              SELECTED PROVISIONS OF OUR ARTICLES OF INCORPORATION
                           AND BYLAWS AND KENTUCKY LAW

PROTECTIVE PROVISIONS

         GENERAL. Our articles of incorporation and bylaws contain certain provisions designed to assist our board of directors in playing a role if any group or person attempts to acquire control of us so that our board of directors can further protect our interests and our shareholders under the circumstances. These provisions may help our board of directors determine that a sale of control is in the best interests of our shareholders, or enhance our board of directors' ability to maximize the value to be received by our shareholders upon a sale of control.

         Although management believes that these provisions are beneficial to our shareholders, they also may tend to discourage some takeover bids. As a result, our shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that these provisions discourage undesirable proposals, we may be able to avoid those expenditures of time and money.

         These provisions also may discourage open market purchases by a company that may desire to acquire us. Those purchases may increase the market price of common stock temporarily, and enable shareholders to sell their shares at a price higher than that price they might otherwise obtain. In addition, these provisions may decrease the market price of common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The provisions also may make it more difficult and time consuming for a potential acquirer to obtain control through replacing our board of directors and management. Furthermore, the provisions may make it more difficult for shareholders to replace our board of directors or management, even if a majority of the shareholders believe that replacing our board of directors or management is in our best interests. Because of these factors, these provisions may tend to perpetuate the incumbent board of directors and management. For more information about these provisions, see the subsections "Classified Board of Directors," "Limitations on Director Liability," and "Indemnification," below.

         AUTHORIZED CAPITAL STOCK. We are authorized to issue 2,000,000 shares of common stock, 643,053 of which are currently issued and outstanding, and 500 shares of preferred stock, none of which are issued and outstanding. Our board of directors may authorize the issuance of additional shares of common stock without further action by our shareholders, unless applicable laws or regulations or a stock exchange on which our capital stock is listed requires shareholder action. Our board of directors may determine the terms of the preferred stock. Preferred stock may have voting rights, subject to applicable law and as determined by our board of directors. Although we have neither issued, nor have any present plans to issue, any preferred stock, the ownership and control of us by the holders of our common stock would be diluted if we were to issued preferred stock that had voting rights.

         The authority to issue additional shares of common stock and preferred stock provides us with the flexibility necessary to meet future needs without the delay resulting from seeking shareholder approval. The authorized but unissued shares of common stock and preferred stock may be issued from time to time for any corporate purpose, including, stock splits, stock dividends, employee benefit and compensation plans (including awards under our stock option plans), acquisitions and public or private sales for cash as a means of raising capital. The shares could be used to dilute the stock ownership of persons seeking to obtain control of Citizens First Corporation. The sale of a substantial number of shares of voting stock to persons who have an understanding with us concerning the voting of such shares, or the distribution or declaration of a dividend of shares of voting stock (or the right to receive voting stock) to our shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Citizens First Corporation.

         PREEMPTIVE RIGHTS. Our articles of incorporation do not provide our shareholders preemptive rights.

         AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS. We may amend our articles of incorporation in any manner permitted by Kentucky law. The Kentucky Business Corporation Act provides that a corporation's articles of incorporation may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

         Our board of directors may adopt, amend or repeal our bylaws by a majority vote of the entire board of directors. The bylaws may also be amended or repealed by action of our shareholders.

         CLASSIFIED BOARD OF DIRECTORS. Our articles of incorporation provide that our board of directors is to be divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The effect of having a classified board of directors is that only approximately one-third of the members of our board of directors are elected each year. As a result, two annual meetings are required for shareholders to change a majority of the members of our board of directors.

         The purpose of dividing the board of directors into classes is to facilitate continuity and stability of leadership by insuring that experienced personnel familiar with us will be represented on the board of directors at all times, and to permit management to plan for the future for a reasonable amount of time. However, by potentially delaying the time within which an acquirer could obtain working control of our board of directors, such provisions may discourage some potential mergers, tender offers or takeover attempts.

         LIMITATIONS ON DIRECTOR LIABILITY. Section 271B.8-330 of the Kentucky Business Corporation Act provides that a director shall not be liable for any action, or failure to take action if he discharges his duties in good faith, with the care of an ordinarily prudent person in a like position under similar circumstances; and in a manner the director reasonably believes to be in the best interests of the corporation. In discharging his duties, a director may rely on the information, opinions, reports or statements, including financial statements, prepared or presented by officers or employees of the corporation whom the director reasonably believes to be reliable. The director may also rely on such information prepared or presented by legal counsel, public accountants or other persons as to matters that the director reasonably believes are in the person's competence.

         Our articles of incorporation limit the liability of our directors to the greatest extent permitted by law and provide that no director shall be personally liable to Citizens First or its shareholders for monetary damages for a breach of his or her duties as a director, except for liability for any transaction in which the director's personal financial interest is in conflict with the financial interest of the entity in question or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law, for voting for or assenting to any distributions made in violation of Section 271B.8-330 of the

Kentucky Revised Statutes or for any transaction from which the director derives an improper personal benefit.

         INDEMNIFICATION. Under the Kentucky Business Corporation Act, a corporation may indemnify any director against liability if the director

o        conducted himself or herself in good faith,

o reasonably believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the best interests of the corporation,

o reasonably believed, in all other civil cases, that his or her conduct was at least not opposed to the corporation's best interests, and

o in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         Unless limited by its articles of incorporation, a Kentucky corporation must indemnify, against reasonable expenses incurred by him or her, a director who was wholly successful, on the merits or otherwise, in defending any proceeding to which he or she was a party because he or she is or was a director of the corporation. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding if three conditions are met

o the director must furnish the corporation a written affirmation of the director's good faith belief that he or she has met the standard of conduct as set forth above,

o the director must furnish the corporation a written undertaking by or on behalf of a director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against such expenses, and

o a determination must be made that the facts then known to those making the determination would not preclude indemnification.

         A director may apply for court-ordered indemnification under certain circumstances. Unless a corporation's articles of incorporation provide otherwise, an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director. The corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director. A corporation may also indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

         Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by Kentucky law.

         SPECIAL MEETINGS OF SHAREHOLDERS. Special meetings of our shareholders may be called for any purpose or purposes whatever at any time by shareholders owning, in the aggregate, not less than 33% of the shares entitled to vote at such meeting.

         SHAREHOLDER NOMINATIONS AND PROPOSALS. Our bylaws provide that a shareholder may nominate members of the board of directors or submit proposals to be presented at an annual meeting of shareholders only upon at least 60 days prior written notice to us.

         DISSENTERS' RIGHTS OF APPRAISAL. Under the Kentucky Business Corporation Act, a shareholder is generally entitled to dissent from a corporate action and obtain payment of the fair value of his shares in certain events. These events generally include: mergers, share exchanges and sales of substantially all of the corporation's assets other than in the usual and regular course of business, if the shareholder is entitled to vote on the transaction; certain types of amendments of the corporation's articles of incorporation that materially and adversely affect a shareholder's rights; or other corporate actions taken pursuant to a shareholder vote, to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provide for dissenters' rights.

         SHAREHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS. A shareholder of a Kentucky corporation may inspect and copy books and records of the corporation during regular business hours, if he or she gives the corporation written notice of his or her demand at least five business days before the date of the inspection. In order to inspect certain records, written demand must also be made in good faith and for a proper purpose and must describe with reasonable particularity the purpose of the request and the records the shareholder desires to inspect.

         DIVIDENDS. Our ability to pay dividends on common stock is dependent upon dividends from Citizens First Bank and is governed by Kentucky corporate law. Under Kentucky corporate law, dividends may be paid so long as the corporation would be able to pay its debts as they become due in the ordinary course of business and the corporation's total assets would not be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution to shareholders whose preferential rights are superior to those receiving the distribution. Citizens First Bank's board of directors may declare dividends on shares of Citizens First Bank common stock out of funds legally available therefor. The payment of dividends on Citizens First Bank common stock is subject to certain limitations imposed by law. See `Dividends" on page 23.

SHARES ELIGIBLE FOR FUTURE SALE

         All shares sold in this offering will be freely tradable without restriction or registration under the Securities Act of 1933, except for any shares purchased by an "affiliate" of Citizens First, which will be subject to the resale limitations set forth in Securities and Exchange Commission Rule 144.

         All of our directors are considered "affiliates" within the meaning of Rule 144 and will, therefore, be subject to the applicable resale limitations with respect to the shares purchased in this offering and are subject to applicable resale limitations with respect to the shares they currently own. In general, the number of shares that can be sold by each director in brokers' transactions, (as that term is used in Rule 144) within any three month period may not exceed the greater of one percent (1%) of the outstanding shares as shown by the most recent report or statement published by the company, or the average weekly reported volume of trading in the shares on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the sale.

                                     EXPERTS

         The financial statements of Citizens First as of December 31, 2001 and 2000 and for the years then ended included in this prospectus, have been audited by BKD, LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon authority of such firm as experts in accounting and auditing.



                                  LEGAL MATTERS

         The validity of the shares of common stock offered under this prospectus are being passed upon by Wyatt, Tarrant & Combs, LLP, Louisville, Kentucky. Frost Brown Todd LLC will pass upon certain matters for the sales agent.



                       WHERE YOU CAN FIND MORE INFORMATION

         We filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the shares of common stock offered under this prospectus. The registration statement contains additional information about us and our common stock. The Securities and Exchange Commission allows us to omit certain information included in the registration statement from this prospectus. The registration statement may be inspected and copied at the Public Reference Section at the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov. In addition, you can read and copy this information at the regional offices of the Securities and Exchange Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         We furnish our shareholders with annual reports containing audited financial statements.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Accountants' Report.............................................F-2



Consolidated Balance Sheets as of December 31, 2001 and 2000................F-3



Consolidated Statements of Operations for the years ended

December 31, 2001 and 2000..................................................F-5



Consolidated Statements of Stockholders' Equity for the years ended

December 31, 2001 and 2000..................................................F-6



Consolidated Statements of Cash Flows for the years ended December 31,

2001 and 2000...............................................................F-7



Notes to Consolidated Financial Statements..................................F-8



Consolidated Condensed Balance Sheet as of September 30, 2002 (unaudited) and

December 31, 2001..........................................................F-24


Consolidated Condensed Statements of Income (unaudited) for the  three months and nine months ended September 30, 2001 and 2000..........................F-25


Consolidated Condensed Statements of Cash Flows (unaudited) for the nine months ended September 30, 2001 and 2000..........................................F-27



Notes to Unaudited Consolidated Financial Statements.......................F-28

                        INDEPENDENT ACCOUNTANTS' REPORT



Board of Directors and Stockholders
Citizens First Corporation
Bowling Green, Kentucky

We have audited the accompanying consolidated balance sheets of Citizens First Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens First Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.




                                  /s/ BKD, LLP



January 18, 2002


                           CITIZENS FIRST CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000


ASSETS
                                                                      2001             2000
                                                                      ----             ----

Cash and due from banks .....................................   $   3,926,769    $  2,764,577
Federal funds sold ..........................................       2,600,000       1,475,000
                                                                -------------    ------------

       Cash and cash equivalents ............................       6,526,769       4,239,577

Available-for-sale securities ...............................      10,200,866       7,025,918

Federal Home Loan Bank (FHLB) stock .........................         248,500          97,700

Mortgage loans held for sale ................................       1,578,159         324,000

Loans, net of allowance for loan losses of $1,195,924 and
  $822,344 in 2001 and 2000, respectively ...................      83,524,425      60,167,079

Premises and equipment ......................................       1,393,603       1,484,981

Foreclosed assets held for sale, net ........................         321,463            --

Interest receivable .........................................         522,415         590,559

Deferred income taxes .......................................         390,000            --

Other .......................................................         113,516         142,656
                                                                -------------    ------------

       Total assets .........................................   $ 104,819,716    $ 74,072,470
                                                                 =============   ============
                                       F-3

LIABILITIES AND STOCKHOLDERS' EQUITY

    LIABILITIES
        Deposits
       Demand deposits ......................................   $   8,550,249    $  5,932,319
       Savings, NOW and money market deposits ...............      20,993,045      14,276,760
       Time deposits ........................................      58,347,534      42,307,033
                                                                -------------    ------------

           Total deposits ...................................      87,890,828      62,516,112

    Securities sold under agreements to repurchase ..........       3,411,736       2,358,160

    Long-term debt ..........................................       5,799,000       1,924,000

    Deferred income taxes ...................................          56,305          29,647

    Accrued interest and other liabilities ..................         595,471         572,325
                                                                -------------    ------------

           Total liabilities ................................      97,753,340      67,400,244
                                                                -------------    ------------

STOCKHOLDERS' EQUITY
  Common stock, no par value, authorized 1,000,000 shares;
    issued and outstanding 643,053 shares ...................       7,357,477       7,357,477
    Retained earnings (deficit) .............................        (400,400)       (742,802)
    Accumulated other comprehensive income
       Unrealized appreciation on available-for-sale
       securities, net of income taxes of $56,305 and $29,647
       for 2001 and 2000, respectively ......................         109,299          57,551
                                                                -------------    ------------

           Total stockholders' equity .......................       7,066,376       6,672,226
                                                                -------------    ------------

           Total liabilities and stockholders' equity .......   $ 104,819,716    $ 74,072,470
                                                                =============    ============
See Notes to Consolidated Financial Statements

                                       F-4



                           CITIZENS FIRST CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                                   2001                2000
                                                                                   ----                ----


    INTEREST INCOME
        Loans                                                                 $      5,938,299   $      4,414,645
        Available-for-sale securities                                                  476,765            396,857
        Federal funds sold                                                              35,446            114,317
        Other                                                                               --                859
                                                                               ---------------    ---------------

               Total interest income                                                 6,450,510          4,926,678
                                                                               ---------------    ---------------

    INTEREST EXPENSE
        Deposits                                                                     3,231,414          2,483,511
        Securities sold under agreements to repurchase                                  76,880             75,025
        Long-term debt                                                                 149,446             34,725
        Federal funds purchased                                                         17,347              9,202
                                                                               ---------------    ---------------

               Total interest expense                                                3,475,087          2,602,463
                                                                               ---------------    ---------------

    NET INTEREST INCOME                                                              2,975,423          2,324,215

    PROVISION FOR LOAN LOSSES                                                          664,000            462,000
                                                                               ---------------    ---------------

    NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                              2,311,423          1,862,215
                                                                               ---------------    ---------------

    NONINTEREST INCOME
        Service charges on deposit accounts                                            283,305            220,587
        Other service charges and fees                                                  33,032             15,478
        Income on sale of mortgage loans                                                53,667             25,720
        Net realized gains (losses) on sale of available-for-sale                           --             (6,827)
          securities
        Other                                                                            9,132             10,327
                                                                               ---------------    ---------------
               Total noninterest income                                                379,136            265,285
                                                                               ---------------    ---------------

    NONINTEREST EXPENSE
        Salaries and employee benefits                                               1,366,695          1,311,113
        Net occupancy expense                                                          175,786            163,564
        Equipment expense                                                              263,929            215,108
        Advertising                                                                     93,299             86,811
        Professional fees                                                              103,261             97,919
        Data processing services                                                       191,732            137,267
        Franchise shares and deposit tax                                                99,588             96,356
        Business manager expense                                                        85,448             39,302
        Deposit insurance premium                                                       12,207              4,909
        Other                                                                          317,277            273,399
                                                                               ---------------    ---------------

               Total noninterest expense                                             2,709,222          2,425,748

                                                                               ---------------    ---------------




    LOSS BEFORE INCOME TAXES                                                  $        (18,663)  $       (298,248)

    CREDIT FOR INCOME TAXES                                                           (361,065)           (10,000)
                                                                               ---------------    ---------------

    NET INCOME (LOSS)                                                                  342,402           (288,248)
                                                                               ---------------    ---------------

    OTHER COMPREHENSIVE INCOME
        Unrealized appreciation on available-for-sale securities, net of income taxes of $26,659 and $55,286 for 2001 and 2000,
          respectively                                                                  51,748            107,320
        Less: reclassification adjustment for realized gains (losses)
          included in net loss, net of income tax credit $2,321                             --             (4,506)
                                                                               ---------------    ---------------
                                                                                        51,748            111,826
                                                                               ---------------    ---------------

    COMPREHENSIVE INCOME (LOSS)                                               $        394,150   $       (176,422)
                                                                               ===============    ===============

    NET INCOME (LOSS) PER SHARE - BASIC AND DILUTED                           $           0.53   $          (0.45)
                                                                               ===============    ================
                                       F-5


                           CITIZENS FIRST CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2001 AND 2000



                                                                                 ACCUMULATED
                                                                 RETAINED           OTHER
                                                  COMMON         EARNINGS       COMPREHENSIVE
                                                  STOCK         (DEFICIT)       INCOME (LOSS)           TOTAL
                                              ---------------   -----------     --------------      -----------
     BALANCE, JANUARY 1, 2000                    $7,357,477      $ (454,554)     $     (54,275)     $ 6,848,648

        Net loss                                       --          (288,248)                --         (288,248)
        Change in unrealized
          appreciation on
          available-for-sale
          securities, net of income
          taxes of $57,607                             --               --             111,826          111,826
                                                  ---------       ---------       ------------       ----------

    BALANCE, DECEMBER 31, 2000                    7,357,477        (742,802)            57,551        6,672,226

        Net income                                     --           342,402                 --          342,402
        Change in unrealized
          appreciation on
          available-for-sale
          securities, net of income
          taxes of $26,659                             --                --             51,748           51,748
                                                 --------         ---------        ------------        ----------

    BALANCE, DECEMBER 31, 2001                  $7,357,477      $ (400,400)      $     109,299       $ 7,066,376
                                                 =========       =========        ============        ==========

                                       F-6

See Notes to Consolidated Financial Statements


                           CITIZENS FIRST CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000



                                                                                       2001                2000
                                                                                     ---------           --------


OPERATING ACTIVITIES
        Net income (loss)                                                        $    342,402          $ (288,248)
        Items not requiring (providing) cash
           Depreciation and amortization                                              218,605             247,588
           Provision for loan losses                                                  664,000             462,000
           Amortization of premiums and discounts on securities                       (15,364)            (15,428)
           Deferred income taxes                                                     (390,000)                 --
           Net realized (gains) losses on disposition of investment
              securities                                                                   --               6,827
           Gain on sale of premises and equipment                                          --              (3,422)
           FHLB stock dividends received                                              (11,000)             (3,300)
        Changes in
           Interest receivable                                                         68,144            (331,304)
           Mortgage loans held for sale                                            (1,254,159)           (210,000)
           Other assets                                                                29,140             (63,877)
           Accrued interest and other liabilities                                      23,146              65,862
                                                                                   ----------           ----------

               Net cash used in operating activities                                 (325,086)           (133,302)
                                                                                   ----------           ----------

    INVESTING ACTIVITIES
        Net originations of loans                                                 (24,342,809)        (26,903,371)
        Purchase of premises and equipment                                           (127,227)            (26,578)
        Proceeds from sale of premises and equipment                                       --               4,913
        Proceeds from maturities and paydowns of available-for-sale
          securities                                                               14,512,861           4,454,105
        Purchases of available-for-sale securities                                (17,594,039)         (6,912,202)
        Purchase of FHLB stock                                                       (139,800)            (94,400)
                                                                                  ------------        ------------

               Net cash used in investing activities                              (27,691,014)        (29,477,533)
                                                                                  ------------        ------------

    FINANCING ACTIVITIES
        Net increase in demand deposits, money market, NOW and savings
          accounts                                                                  9,334,215           9,655,576
        Net increase in certificates of deposit                                    16,040,501          15,730,215
        Proceeds from long-term borrowings                                          3,875,000           1,924,000
        Net increase in repurchase agreements                                       1,053,576             870,282
                                                                                  ------------        ------------

               Net cash provided by financing activities                           30,303,292          28,180,073
                                                                                  -----------         ------------

    INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                2,287,192          (1,430,762)

    CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                    4,239,577           5,670,339
                                                                                  -----------         ------------

    CASH AND CASH EQUIVALENTS, END OF YEAR                                       $  6,526,769        $  4,239,577
                                                                                 ============        ============

   SUPPLEMENTAL CASH FLOWS INFORMATION

        Sale and financing of foreclosed assets                                  $    161,998        $          0

        Real estate acquired in settlement of loans                              $    527,000        $          0

        Interest paid                                                            $  3,469,502        $  2,436,446

        Income taxes paid                                                        $     21,000        $     99,063
See Notes to Consolidated Financial Statements


                           CITIZENS FIRST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    NATURE OF OPERATIONS

        Citizens First Corporation (the Company) was incorporated in 1975, for the purpose of conducting business as an investment club. The Company is registered under the laws of the Commonwealth of Kentucky and is headquartered in Bowling Green, Kentucky. In September 1998, the Company filed an application with the Kentucky Department of Financial Institutions (KDFI) and the Federal Deposit Insurance Corporation (FDIC) to organize and charter Citizens First Bank, Inc. (the Bank) as a new Kentucky bank and a wholly owned subsidiary of the Company. In December 1998, the Company filed an application with the Board of Governors of the Federal Reserve System (FRB) for approval to become a bank holding company under the Holding Company Act of 1956, as amended. On December 28, 1998, the FRB approved the Company's application to become a bank holding company. On January 21, 1999, the FDIC approved the Bank's application for federal deposit insurance subject to certain conditions, including minimum capital requirements, which have been subsequently met by the Bank. The Bank commenced operations on February 18, 1999.

        The Company's operations include one reportable segment; providing a full range of banking and mortgage services to individual and corporate customers in Bowling Green and Warren County, Kentucky. The Company is subject to competition from other financial institutions. The Company also is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.


    PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary, Citizens First Bank, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.


    USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.


    CASH EQUIVALENTS

        The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2001 and 2000, cash equivalents consisted of federal funds sold and certain money market accounts with brokers.

    SECURITIES

        Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

        Interest and dividends on investments in debt and equity securities are included in income when earned.


    MORTGAGE LOANS HELD FOR SALE

        Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate.


    LOANS

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balance adjusted for any charge-offs, allowance for loan losses and any deferred fees or costs on originated loans.


    ALLOWANCE FOR LOAN LOSSES

        The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

        Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.


    PREMISES AND EQUIPMENT

        Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.


    FORECLOSED ASSETS HELD FOR SALE

        Assets acquired by foreclosure or in settlement of debt and held for sale are valued at estimated fair value as of the date of foreclosure, and a related valuation allowance is provided for estimated costs to sell the assets. Management evaluates the value of foreclosed assets held for sale periodically and increases the valuation allowance for any subsequent declines in fair value. Increases in the valuation allowance and gains/losses on sales of foreclosed assets are included in non-interest expense, net.


    FEE INCOME

        Loan origination fees, net of direct origination costs, are recognized as income using the level-yield method over the term of the loans.


    INCOME TAXES

        Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.


    EARNINGS PER SHARE

        Basic earnings per share is computed based on the weighted average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted average common shares and all potential dilutive common shares outstanding during the period.

        The computation of per-share earnings is as follows:

                                                      2001          2000
                                                    ------         -----
Net income (loss) .........................   $        342,402   $(288,248)

Average common shares outstanding .........            643,053     643,053
Average potential common shares outstanding                  -           -
                                              ----------------   ---------
Average diluted common shares .............            643,053     643,053
                                              ================   =========

Basic net income (loss) per share .........   $           0.53   $   (0.45)
                                              ================   =========

Diluted net income (loss) per share .......   $           0.53   $   (0.45)
                                              ================   =========

    RECLASSIFICATIONS

        Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 financial statement presentation. These reclassifications had no effect on net earnings.


NOTE 2:  INVESTMENTS

        The amortized cost and approximate fair value of available-for-sale securities were as follows:

                                                    DECEMBER 31, 2001

                                              GROSS           GROSS        APPROXIMATE
                               AMORTIZED    UNREALIZED      UNREALIZED        FAIR
                                  COST        GAINS           LOSSES          VALUE
                             -----------    ----------   -------------   -------------

U. S. government agencies    $ 8,318,834   $  89,210      $    (4,641)   $ 8,403,403
Mortgage-backed securities     1,706,788      18,404             --        1,725,192
Equity securities ........         9,640      62,631             --           72,271
                             -----------   ---------      ------------    -----------

                             $10,035,262   $ 170,245      $    (4,641)   $10,200,866
                             ===========   =========      ============   ===========

                                                    December 31, 2000


                                             GROSS             GROSS       APPROXIMATE
                               AMORTIZED   UNREALIZED       UNREALIZED        FAIR
                                  COST       GAINS            LOSSES          VALUE
                             -----------   ---------      ------------     -----------

U. S. government agencies    $ 6,015,060   $  22,234      $   (15,538)   $ 6,021,756
Mortgage-backed securities       914,020      11,653           (1,793)       923,880
Equity securities                  9,640      70,642               --         80,282
                             -----------   ---------      ------------   -------------

                             $ 6,938,720   $ 104,529      $   (17,331)   $  7,025,918
                             ===========   =========      ============   =============


        Maturities of available-for-sale securities at December 31, 2001, were as follows:

                                                                 AMORTIZED     APPROXIMATE
                                                                   COST        FAIR VALUE
                                                                ----------   --------------

One year or less ...........................................   $ 1,000,317   $ 1,021,173
After one through five years ...............................     7,058,015     7,126,370
After five years through 10 years ..........................       260,502       255,860
Mortgage-backed securities not due on a single maturity date     1,706,788     1,725,192
Equity securities ..........................................         9,640        72,271
                                                               -----------   -----------

                                                               $10,035,262   $10,200,866
                                                               ===========   ===========


        The book value of securities pledged as collateral, to secure public deposits and for other purposes, amounted to $8,840,955 at December 31, 2001, and $4,047,937 at December 31, 2000. The approximate fair value of pledged securities amounted to $8,940,885 at December 31, 2001, and $4,048,903 at December 31, 2000.
                                       F-11

        There were no sales of available-for-sale securities for 2001. Gross losses of $6,827 resulting from sales of available-for-sale securities were realized for 2000.



NOTE 3:  LOANS AND ALLOWANCE FOR LOAN LOSSES

        Categories of loans at December 31, 2001 and 2000, included:

                                        2001           2000
                                        ----           ----


Commercial and industrial ......   $ 27,014,848    $ 19,732,836
Commercial real estate .........     35,285,871      23,293,023
Residential real estate ........     13,373,143      10,861,361
Consumer .......................      9,062,449       7,129,828
                                   ------------    ------------
Total loans ....................     84,736,311      61,017,048
Less:  Allowance for loan losses     (1,195,924)       (822,344)
       Deferred loan fees ......        (15,962)        (27,625)
                                   ------------    ------------

       Net loans ...............   $ 83,524,425    $ 60,167,079
                                   ============    ============


        Impaired loans were not material at or during 2001 and 2000.

        Activity in the allowance for loan losses was as follows:

                                   2001         2000
                               -----------    ---------


Balance, beginning of year .   $   822,344    $ 400,920
Provision charged to expense       664,000      462,000
Losses charged off .........      (295,922)     (43,660)
Recoveries .................         5,502        3,084
                               -----------    ---------

Balance, end of year .......   $ 1,195,924    $ 822,344
                               ===========    =========


NOTE 4:  PREMISES AND EQUIPMENT

        Major classifications of premises and equipment, stated at cost, were as follows:

                                    2001           2000
                                -----------    -----------


Land and land improvements ..   $   651,845    $   651,845
Buildings and improvements ..       480,770        480,770
Leasehold improvements ......        87,573         83,870
Furniture and fixtures ......        96,438         90,220
Equipment ...................       654,521        537,214
                                -----------    -----------
                                  1,971,147      1,843,919
Less accumulated depreciation      (577,544)      (358,938)
                                -----------    -----------

Net premises and equipment ..   $ 1,393,603    $ 1,484,981
                                ===========    ===========
                                       F-12

NOTE 5:

INTEREST BEARING DEPOSITS

        Interest bearing deposits in denominations of $100,000 or more were $22,040,834 and $15,302,995 on December 31, 2001 and 2000, respectively.

        At December 31, 2001, the scheduled maturities of certificates of deposit were as follows:

        2002   $41,338,729
        2003    12,588,720
        2004     3,696,552
        2005       361,776
        2006       361,757
               -----------

               $58,347,534


NOTE 6:  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        The Company enters into sales of securities under agreements to repurchase. The amounts advanced under these agreements represent short-term borrowings and are reflected as a liability in the balance sheets. The U. S. government agency securities underlying the agreements are book-entry securities. These agreements generally mature on a daily basis. Securities sold under agreements to repurchase averaged $2,428,695 and $1,634,000 during 2001 and 2000, respectively. The maximum amounts outstanding at any month end during 2001 and 2000 were $3,411,736 and $2,358,160, respectively.

        Borrowings under securities sold under agreements to repurchase at December 31, 2001 and 2000, were $3,411,736 and $2,358,160, respectively.



NOTE 7:  INCOME TAXES

        The credit for income taxes consisted of:

                                                     2001               2000
                                                   ----------         ----------


Taxes currently payable ..................         $  28,935          $ (10,000)
Deferred income taxes ....................          (390,000)              --
                                                   ---------          ---------

    Income tax credit ....................         $(361,065)         $ (10,000)
                                                   =========          =========

        A reconciliation of the income tax credit at the statutory rate to the Company's actual income tax credit is shown below:

                                                            2001         2000
                                                         ---------    ----------


Computed at the statutory rate (34%) .................   $  (6,345)   $(101,400)
Increase (decrease) resulting from
    State income taxes, net of federal benefit .......      (7,920)      (7,600)
    Tax exempt municipal income ......................      (1,460)      (2,200)
    Change in deferred tax asset valuation allowance .    (349,251)      97,700
    Other ............................................       3,911        3,500
                                                         ---------    ---------

       Actual tax credit .............................   $(361,065)   $ (10,000)
                                                         =========    =========


        The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

                                                          2001          2000
                                                        ----------   ----------


Deferred tax assets
    Allowances for loan losses ......................   $ 332,058    $ 231,058
    Start-up costs ..................................      53,679       75,894
    Net operating loss carryforwards ................       3,892       48,934
    Accumulated depreciation ........................        --          1,372
    Accrued vacation ................................      22,157         --
                                                        ---------    ---------
                                                          411,786      357,258
                                                        ---------    ---------

Deferred tax liabilities
    Unrealized gains on available-for-sale securities     (56,305)     (29,647)
    Deferred loan fees/costs ........................      (5,557)      (6,885)
    FHLB stock dividends ............................      (4,250)      (1,122)
    Accumulated depreciation ........................     (11,979)        --
                                                        ---------    ---------
                                                          (78,091)     (37,654)
                                                        ---------    ---------

Net deferred tax asset before valuation allowance ...     333,695      319,604
                                                        ---------    ---------

Valuation allowance
    Beginning balance ...............................    (349,251)    (251,551)
    Change during the year ..........................     349,251      (97,700)
                                                        ---------    ---------

    Ending balance ..................................           0     (349,251)
                                                        ---------    ---------

       Net deferred tax asset (liability) ...........   $ 333,695    $ (29,647)
                                                        =========    =========

NOTE 8:

LONG-TERM DEBT

        Long-term debt consisted of the following components:

                                 2001         2000
                              ----------   ----------

FHLB borrowings ...........   $4,924,000   $1,924,000
Other debt ................      875,000         --
                              ----------   ----------

       Total long-term debt   $5,799,000   $1,924,000
                              ==========   ==========


        Two outstanding advances from the Federal Home Loan Bank (FHLB) at December 31, 2001, totaled $4,924,000. The advances of $1,924,000 and $3,000,000 are charged an interest rate of 6.81% and 4.04%, respectively, and mature on March 25, 2002, and March 19, 2004, respectively. The advances are collateralized by a blanket agreement assigning mortgages on single family residences to the FHLB totaling $7,386,000 at December 31, 2001.

        Other debt consists of an amount borrowed from Franklin Bank & Trust under a $3,000,000 line of credit which expires June 22, 2012, with interest payable quarterly at the rate of 275 basis points over one year LIBOR and adjusted annually on June 22 (currently 6.69%). The line of credit is secured by 2,000 shares of the Bank's common stock.

        Aggregate annual maturities of long-term debt at December 31, 2001, were:

      2002   $1,924,000
      2003         --
      2004    3,000,000
      2005         --
      2006         --
Thereafter      875,000
             ----------

             $5,799,000


NOTE 9:  REGULATORY MATTERS

        The Company and subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and subsidiary bank meet all capital adequacy requirements to which they are subject.

        As of December 31, 2001, the most recent notification from regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

        The actual capital amounts and ratios on a consolidated and bank-only basis are presented in the following table.

                                                                                       TO BE WELL
                                                                                    CAPITALIZED UNDER
                                                            FOR CAPITAL             PROMPT CORRECTIVE
                                       ACTUAL             ADEQUACY PURPOSES         ACTION PROVISIONS
                                 AMOUNT       RATIO      AMOUNT      RATIO         AMOUNT     RATIO
                               ----------------------------------------------------------------------
  As of December 31, 2001:
     Total Capital (to risk
       weighted assets)
       Consolidated .........   $7,923,000      9.4%    $6,719,000     8.0%        N/A            N/A
       Citizens First Bank,
         Inc ................   $8,796,000     10.4%    $6,741,000     8.0%    $8,426,000       10.0%

   Tier 1 Capital (to risk
     weighted assets
       Consolidated .........   $6,873,000      8.2%    $3,359,000     4.0%        N/A            N/A
       Citizens First Bank,
         Inc ................   $7,728,000      9.2%    $3,370,000     4.0%    $5,055,000        6.0%

   Tier 1 Capital (to average
     assets)
       Consolidated .........   $6,873,000      7.3%    $3,765,000     4.0%       N/A/            N/A
       Citizens First Bank,
         Inc ................   $7,728,000      8.2%    $3,765,000     4.0%    $4,707,000        5.0%

As of December 31, 2000:
   Total Capital (to risk
     weighted assets)
       Consolidated .........   $7,409,000     11.6%    $4,829,000     8.0%        N/A            N/A
       Citizens First Bank,
         Inc ................   $7,246,000     11.4%    $4,820,000     8.0%    $6,025,000       10.0%

   Tier 1 Capital (to risk
     weighted assets
       Consolidated .........   $6,615,000     10.4%    $2,415,000     4.0%        N/A            N/A
       Citizens First Bank,
         Inc ................   $6,452,000     10.2%    $2,410,000     4.0%    $3,615,000        6.0%

   Tier 1 Capital (to average
     assets)
       Consolidated .........   $6,615,000      8.9%    $2,742,000     4.0%        N/A            N/A
       Citizens First Bank,
         Inc ................   $6,452,000      9.4%    $2,742,000     4.0%    $3,427,000        5.0%


        The subsidiary bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2001, no retained earnings were available for dividend declaration without prior regulatory approval.

NOTE 10:


  RELATED-PARTY TRANSACTIONS

        The Bank has entered into transactions with certain directors, executive officers, significant stockholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

        The aggregate amount of loans, as defined, to such related parties were as follows:

         BALANCE, JANUARY 1, 2001                              $      4,737,005

             New loans, including renewals                            7,194,918
             Payments, etc., including renewals                      (4,119,372)
                                                               -----------------

         BALANCE, DECEMBER 31, 2001                            $      7,812,551
                                                               ================


        Deposits from related parties held by the Bank at December 31, 2001 and 2000 totaled $1,546,070 and $708,291, respectively.



NOTE 11: EMPLOYEE BENEFIT PLAN

        The Company has a defined contribution pension plan (SIMPLE plan) covering substantially all employees. Employees may contribute a portion of their compensation (based on regulatory limitations) with the Company matching 100% of the employee's contribution on 3% of the employee's compensation. Employer contributions charged to expense for 2001 and 2000 were $37,751 and $34,817, respectively.



NOTE 12: COMMITMENTS AND CREDIT RISK

        The Company grants commercial, consumer and residential loans to customers primarily in Bowling Green and Warren County, Kentucky. Although the Company has a diversified loan portfolio, loans secured by commercial real estate comprise approximately 42% and 38% of the loan portfolio as of December 31, 2001 and 2000, and loans for construction and land development comprise an additional 6% and 9% of the loan portfolio as of December 31, 2001 and 2000, respectively.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

        At December 31, 2001 and 2000, the Company had outstanding commitments to originate loans aggregating approximately $12,882,675 and $13,325,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period.

        Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

        The Company had total outstanding letters of credit amounting to $1,167,665 and $1,620,000 at December 31, 2001 and 2000, respectively, with terms generally maturing within one year.

        At December 31, 2001 and 2000, approximately 29% and 37%, respectively, of the Company's total time deposits consisted of short-term certificates of deposit having minimum denominations in excess of $100,000.



NOTE 13: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

        Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk. Other significant estimates and concentrations not discussed in those footnotes include:


    DEPOSITS AND INVESTMENTS

        The Company maintains cash in bank deposit accounts and investments in federal funds sold which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.



NOTE 14: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments:


    CASH AND CASH EQUIVALENTS

        For these short-term instruments, the carrying amount approximates fair value.


    INVESTMENT SECURITIES

        Fair values for investment securities equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.


    MORTGAGE LOANS HELD FOR SALE

        For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

    LOANS

        The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.


    DEPOSITS

        The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date, i.e., their carrying amount. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.


    SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

        For these short-term instruments, the carrying amount is a reasonable estimate of fair value.


    LONG-TERM DEBT

        Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.


    COMMITMENTS TO EXTEND CREDIT, LETTERS OF CREDIT AND LINES OF CREDIT

        The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

        The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgements by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                                       DECEMBER 31, 2001                      DECEMBER 31, 2000
                                                  CARRYING             FAIR             CARRYING              FAIR
                                                   AMOUNT              VALUE             AMOUNT              VALUE
                                            -------------------------------------------------------------------------------

  Financial assets
    Cash and cash equivalents                  $   6,526,769       $   6,526,769      $   4,239,577      $   4,239,577
    Available-for-sale securities                 10,200,866          10,200,866          7,025,918          7,025,918
    Mortgage loans held for sale                   1,578,159           1,578,159            324,000            324,000
    Loans, net of allowance for loan
       losses                                     83,524,425          86,366,239         60,167,079         59,558,862
    Interest receivable                              522,415             522,415            590,559            590,559

    Financial liabilities
    Deposits                                      87,890,828          88,642,596         62,516,112         62,674,709
    Securities sold under agreements to
       repurchase                                  3,411,736           3,411,736          2,358,160          2,358,160
    FHLB borrowings                                4,924,000           4,956,204          1,924,000          1,924,000
    Other long-term debt                             875,000             875,000
    Interest payable                                 252,059             252,059            264,926            264,926
    Unrecognized financial instruments
       (net of contract amount):
    Letters of credit                                     --                  --                 --                 --
    Commitments to extend credit                          --                  --                 --                 --


NOTE 15:



PARENT COMPANY ONLY FINANCIAL STATEMENTS

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000


ASSETS

                                                                2001         2000
                                                            ----------   -----------
        Cash and cash equivalents .......................   $   54,350   $   66,880
        Available-for-sale securities ...................       72,271      180,297
        Investment in Citizens First Bank, Inc. .........    8,150,252    6,462,468
        Other assets ....................................         --         14,604
                                                            ----------   ----------

               Total assets .............................   $8,276,873   $6,724,249
                                                            ==========   ==========


LIABILITIES AND STOCKHOLDERS' EQUITY

    LIABILITIES
        Long-term debt ..................................   $  875,000   $     --
        Accrued expenses and other ......................      335,497       52,023
                                                            ----------   ----------
                                                             1,210,497       52,023

    STOCKHOLDERS' EQUITY ................................    7,066,376    6,672,226
                                                            ----------   ----------

               Total liabilities and stockholders' equity   $8,276,873   $6,724,249
                                                            ==========   ==========


                       CONDENSED STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                       2001         2000
                                                    ----------   ----------


    OPERATING INCOME
    Investment income from
    available-for-sale securities ...............   $   3,012    $  16,520
                                                    ---------    ---------
                                                        3,012       16,520
                                                    ---------    ---------

    OPERATING EXPENSES
    Professional fees ...........................      39,891       57,157
    Interest on long-term debt ..................      14,105         --
    Other .......................................      19,363       22,099
                                                    ---------    ---------
                                                       73,359       79,256
                                                    ---------    ---------


LOSS BEFORE INCOME TAXES AND
EQUITY IN INCOME (LOSS) OF SUBSIDIARY ...........     (70,347)     (62,736)

PROVISION (CREDIT) FOR INCOME TAXES .............     293,000      (10,000)
                                                    ---------    ---------

LOSS BEFORE EQUITY IN INCOME (LOSS) OF SUBSIDIARY    (363,347)     (52,736)

EQUITY IN INCOME (LOSS) OF SUBSIDIARY ...........     705,749     (235,512)
                                                    ---------    ---------

NET INCOME (LOSS) ...............................   $ 342,402    $(288,248)
                                                    =========    =========


                       CONDENSED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                   2001            2000
                                                                ---------    -----------


    OPERATING ACTIVITIES
    Net income (loss) .......................................   $ 342,402    $  (288,248)
    Items not requiring (providing) cash
       Equity in (income) loss of subsidiary ................    (705,749)       235,512
       Amortization of premiums and discounts on securities .          14        (18,393)
    Changes in
       Other assets .........................................     (14,604)        (7,854)
       Other liabilities ....................................     315,407        (76,899)
                                                                ---------    -----------

           Net cash used in operating activities ............     (62,530)      (155,882)
                                                                ---------    -----------

INVESTING ACTIVITIES
    Investment in subsidiary ................................    (925,000)      (850,000)
    Proceeds from sales of available-for-sale securities ....        --             --
    Purchases of available-for-sale securities ..............        --       (2,555,211)
    Proceeds from maturities of available-for-sale securities     100,000      2,871,000
                                                                ---------    -----------

           Net cash used in investing activities ............    (825,000)      (534,211)
                                                                ---------    -----------

FINANCING ACTIVITIES
    Proceeds from long-term debt ............................     875,000           --
                                                                ---------    -----------

           Net cash provided by financing activities ........     875,000              0
                                                                ---------    -----------

DECREASE IN CASH AND CASH EQUIVALENTS .......................     (12,530)      (690,093)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ................      66,880        756,973
                                                                ---------    -----------

CASH AND CASH EQUIVALENTS, END OF YEAR ......................   $  54,350    $    66,880
                                                                =========    ===========


CITIZENS FIRST CORPORATION
CONSOLIDATED CONDENSED BALANCE SHEETS


                                                                                   (Unaudited)
                                                                              SEPTEMBER 30, 2002   DECEMBER 31, 2001
ASSETS
 Cash and due from banks .......................................................   $   3,364,753   $   3,926,769
 Federal funds sold ............................................................            --         2,600,000
                                                                                   -------------   -------------

     Cash and cash equivalents .................................................       3,364,753       6,526,769

Securities available for sale (amortized cost of $13,068,493 as of September 30,
2002; $10,035,262 as of December 31, 2001)
                                                                                      13,238,425      10,200,866
Federal Home Loan Bank (FHLB) Stock ............................................         302,900         248,500
Mortgage loans held for sale ...................................................         415,000       1,578,159

 Loans .........................................................................      91,367,416      84,720,349
 Less allowance for loan losses ................................................       1,278,706       1,195,924
                                                                                   -------------   -------------
    Net loans ..................................................................      90,088,710      83,524,425

 Premises and equipment, net ...................................................       1,685,311       1,393,603
 Interest receivable ...........................................................         545,440         522,415
 Other real estate owned .......................................................         241,463         321,463
 Deferred income taxes .........................................................         332,223         390,000
 Other assets ..................................................................         107,530         113,516
                                                                                   -------------   -------------
    Total assets ...............................................................   $ 110,321,755   $ 104,819,716
                                                                                   =============   =============

 LIABILITIES AND STOCKHOLDERS' EQUITY
 Deposits:
   Demand deposits .............................................................   $   9,582,038   $   8,550,249
   Savings, NOW and money market deposits ......................................      23,643,586      20,993,045
   Time deposits ...............................................................      54,954,706      58,347,534
                                                                                   -------------   -------------
     Total deposits ............................................................      88,180,330      87,890,828

 Federal Funds Purchased .......................................................       3,167,414            --
 Securities sold under agreements to repurchase ................................       3,364,383       3,411,736
 Federal Home Loan Bank (FHLB) borrowings ......................................       6,000,000       4,924,000
 Long-term debt ................................................................         875,000         875,000
 Deferred income taxes .........................................................            --            56,305
 Accrued interest and other liabilities ........................................       1,108,771         595,471
                                                                                   -------------   -------------

    Total liabilities ..........................................................     102,695,898      97,753,340

 STOCKHOLDERS' EQUITY:
   Common stock, no par value authorized 2,000,000
     shares; issued and outstanding 643,053 shares, respectively ...............       7,357,477       7,357,477
   Retained earnings (deficit) .................................................         156,225        (400,400)
   Accumulated other comprehensive income ......................................         112,155         109,299
                                                                                   -------------   -------------

     Total stockholders' equity ................................................       7,625,857       7,066,376
                                                                                   -------------   -------------

        Total liabilities
        and stockholders' equity ...............................................   $ 110,321,755   $ 104,819,716
                                                                                   =============   =============

 See accompanying notes to consolidated condensed financial statements.

CITIZENS FIRST CORPORATION


CONSOLIDATED CONDENSED STATEMENTS OF INCOME
 (Unaudited)

 FOR THE THREE MONTHS ENDED SEPTEMBER 30:

                                                            2002          2001

INTEREST INCOME
  Loans, including fees ..............................   $ 1,468,154   $ 1,520,135
  Federal funds sold .................................         2,551         8,892
  Securities available for sale ......................       142,058       124,698
  Other ..............................................         3,223         2,839
                                                          ----------    ----------
  Total interest income ..............................     1,615,986     1,656,564

INTEREST EXPENSE
  Deposits ...........................................       620,314       808,349
  Other short-term borrowings ........................        59,872        60,720
                                                          ----------    ----------
  Total interest expense .............................       680,186       869,069
                                                          ----------    ----------

NET INTEREST INCOME ..................................       935,800       787,495

  Provision for loan losses ..........................        60,000        87,000
                                                           ----------    ----------

NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES ..........................       875,800       700,495
                                                          -----------   ----------

NON-INTEREST INCOME
  Service charges on deposit accounts ................       159,086        73,444
  Income from the sale of loans ......................         9,973        12,104
  Gains on sales of securities available for sale, net        41,084          --
  Other ..............................................        13,283         9,895
                                                          ----------    ----------
  Total non-interest income ..........................       223,426        95,443

NON-INTEREST EXPENSES
  Compensation and benefits ..........................       371,119       343,960
  Net occupancy expense ..............................        46,583        45,411
  Furniture and equipment expense ....................        58,119        68,391
  Professional fees ..................................        25,629        32,421
  Postage, printing and supplies .....................        19,492        13,656
  Bank franchise and license tax .....................        39,000        24,000
  Processing fees ....................................        56,986        50,044
  Advertising ........................................        34,298        27,230
  Other ..............................................       117,761        91,068
                                                         -----------   -----------
  Total non-interest expenses ........................       768,987       696,181
                                                         -----------   -----------
INCOME BEFORE INCOME TAXES ...........................       330,239        99,757
Income tax expense (benefit) .........................       112,500        (3,000)
                                                         -----------   -----------
NET INCOME ...........................................   $   217,739   $   102,757
                                                         ===========   ===========

DILUTED EARNINGS PER SHARE ...........................   $      0.34   $      0.16
BASIC EARNINGS PER SHARE .............................   $      0.34   $      0.16

 See accompanying notes to consolidated condensed financial statements.



CITIZENS FIRST CORPORATION
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
 (Unaudited)


 FOR THE NINE MONTHS ENDED SEPTEMBER 30:                                              2002             2001

 INTEREST INCOME

   Loans, including fees                                                         $4,342,899       $4,433,775
   Federal funds sold                                                                17,586           29,633
   Securities available for sale                                                    421,730          367,622
   Other                                                                             10,168            9,142
                                                                                  ---------       ----------
   Total interest income                                                          4,792,383        4,840,172

 INTEREST EXPENSE
   Deposits                                                                       1,905,618        2,515,902
   Other short-term borrowings                                                      204,177          175,203
                                                                                 ----------       ----------
   Total interest expense                                                         2,109,795        2,691,105
                                                                                 ----------       ----------
 Net interest income                                                              2,682,588        2,149,067

   Provision for loan losses                                                        160,000          399,000
                                                                                 ---------         ----------

 NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES                                                      2,522,588        1,750,067
                                                                                 ----------       ----------

 NON-INTEREST INCOME
   Service charges on deposit accounts                                              388,160          197,844
   Income from the sale of loans                                                     20,810           34,758
   Gains on sales of securities available for sale, net                             108,454                -
   Other                                                                             38,870           29,514
                                                                                 ----------       ----------
   Total non-interest income                                                        556,294          262,116

 NON-INTEREST EXPENSES
   Compensation and benefits                                                      1,098,181        1,000,702
   Net occupancy expense                                                            134,949          133,042
   Furniture and equipment expense                                                  180,570          194,128
   Professional fees                                                                 69,972           82,556
   Postage, printing and supplies                                                    50,212           39,589
   Bank franchise and license tax                                                   117,808           54,588
   Processing fees                                                                  164,977          140,417
   Advertising                                                                      104,137           89,315
   Other                                                                            311,941          238,729
                                                                                 ----------       ----------
   Total non-interest expenses                                                    2,232,747        1,973,066
                                                                                 ----------       ----------
 INCOME (LOSS) BEFORE INCOME TAXES                                                 $846,135          $39,117
 Income tax expense (benefit)                                                       289,510          (9,000)
                                                                                 ----------       ----------
 NET INCOME (LOSS)                                                                 $556,625          $48,117
                                                                                 ==========       ==========

 DILUTED EARNINGS (LOSS) PER SHARE                                                    $0.87            $0.08
 BASIC EARNINGS (LOSS) PER SHARE                                                      $0.87            $0.08

 See accompanying notes to consolidated condensed financial statements.


 CITIZENS FIRST CORPORATION
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
 (Unaudited)
 FOR THE NINE MONTHS ENDED SEPTEMBER 30:

                                                                  2002             2001

 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net  income .............................................   $    556,625    $     48,117
 Items not requiring (providing) cash:
   Provision for loan losses .............................        160,000         399,000
   Amortization of premiums and discounts ................        195,232         149,903
   Gain on sale of securities ............................       (108,454)           --
   FHLB stock dividend received ..........................         (8,600)         (6,900)
   Loss on sale of other real estate owned ...............           --            10,002
   Accrued interest receivable ...........................        (23,025)        (17,019)
   Mortgage loans held for sale ..........................      1,163,159        (382,139)
   Prepaid expenses and other ............................         57,571        (345,009)
   Accrued expenses and other liabilities ................        455,521          46,804
                                                             ------------    ------------
   Net cash provided by operating  activities ............      2,448,329         (97,241)

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sales of securities available for sale ....      1,868,094         100,000
 Proceeds from maturities of securities available for sale      2,654,637      13,985,781
 Purchase of securities available for sale ...............   (7,457,350))     (14,323,463)
 Net originations of loans ...............................     (6,724,285)    (16,488,638)
 Proceeds from the sale of other real estate owned .......           --           161,998
 Purchases of premises and equipment .....................       (437,006)       (116,201)
                                                             ------------    ------------

   Net cash  used in investing activities ................    (10,095,910)    (16,680,523)

 CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in deposits ................................        289,503      15,620,155
 Net decrease in other borrowings ........................      4,196,602         600,000
 Net (decrease) in repurchase agreements .................           --           199,222
                                                             ------------    ------------

   Net cash provided by financing activities .............      4,486,104      16,419,377
                                                             ------------    ------------

 NET DECREASE IN CASH AND CASH EQUIVALENTS ...............   $  3,162,016         358,387
 Cash and cash equivalents at beginning of period ........      6,526,769       4,239,577
                                                             ------------    ------------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD ..............   $  3,364,753    $  3,881,190
                                                             ============    ============

 See accompanying notes to consolidated condensed financial statements.

 NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

          (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
              The accounting and reporting policies of Citizens First Corporation (the "Company") and its subsidiary Citizens First Bank, Inc. (the "Bank") conform to accounting principles generally accepted in the United States of America and general practices within the banking industry. The consolidated condensed financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and accounts have been eliminated in consolidation.
                 Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. These consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Form 10-KSB annual report for 2001 filed with the Securities and Exchange Commission.
              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Company's net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.
              The financial information presented has been prepared from the books and records of the Company and is not audited. The accompanying consolidated condensed financial statements have been prepared in accordance with the instructions to Form 10-QSB and do not include all of the information and the footnotes required by accounting principles generally accepted in the United States of America for complete statements.
              In the opinion of management, all adjustments considered necessary for a fair presentation have been reflected in the accompanying unaudited financial statements. Results of interim periods are not necessarily indicative of results to be expected for the full year. Those adjustments consist only of normal recurring adjustments. The condensed consolidated balance sheet of the Company as of December 31, 2001, has been derived from the audited consolidated balance sheet of the Company as of that date.

         (2) RECLASSIFICATIONS
              Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 financial statement presentation. These reclassifications had no effect on net earnings.

         (3) CRITICAL ACCOUNTING POLICIES


     ALLOWANCE FOR LOAN LOSSES

        The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

       Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.


    INCOME TAXES

        Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Indemnification of corporate directors and officers is governed by Sections 271B.8-500 through 271B.8-580 of the Kentucky Revised Statutes (the "Act"). Under the Act, a person may be indemnified by a corporation against judgments, fines, amounts paid in settlement and reasonable expenses (included attorneys' fees) actually and necessarily incurred by him in connection with any threatened or pending suit or proceeding or any appeal thereof (other than an action by or in the right of the corporation), whether civil or criminal, by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation of any type or kind, domestic or foreign, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interest of the corporation and, in criminal actions or proceedings only, in addition, had no reasonable cause to believe that his conduct was unlawful. A Kentucky corporation may indemnify a director or officer thereof in a suit by or in the right of the corporation against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such suit if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interests of the corporation.

         Article XIII, entitled INDEMNIFICATION OF DIRECTORS & OFFICERS, of the registrant's Bylaws provides as follows:

SECTION 1. DEFINITIONS. As used in this article, the term "person" means any past, present or future Director or officer of the Corporation.

SECTION 2. INDEMNIFICATION GRANTED. The Corporation shall indemnify, to the full extent and under the circumstances permitted by the Kentucky Business Corporation Act in effect, from time to time, any person as defined above, made or threatened to, be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director, officer of the Corporation, or designated officer of an operating division of the Corporation, or is or was an employee or agent of the Corporation, or is or was serving at the specific request of the Corporation as a Director, officer, employee or agent of another company or other enterprise in which the Corporation should own, directly or indirectly, an equity interest or of which it may be a creditor.

         This right of indemnification shall not be deemed exclusive of any other rights to which a person indemnified herein may be entitled by bylaw, agreement, vote of Shareholders or disinterested Directors, the Kentucky Business Corporation Act, or otherwise, and shall continue as to a person who has ceased to be a Director, officer, designated officer, employee or agent, and shall inure to the benefit of the heirs, executors, administrators and other legal representatives of such person. It is not intended that the provisions of this article be applicable to, and they are not to be construed as granting indemnity with respect to, matters as to which indemnification would be in contravention of the laws of Kentucky or the United States of America, whether as a matter of public policy or pursuant to statutory provision.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth all expenses in connection with the issuance and distribution of the securities being registered. Except for the registration fee, all of the amounts shown are estimates.

         Registration Fee                                     $      920.00
         Blue Sky Fees and Expenses                                7,500.00
         NASD Filing Fee                                           1,500.00
         Accounting Fees                                          25,000.00
         Legal Fees                                               60,000.00
         Printing                                                 25,000.00
         Miscellaneous Expenses                                    5,000.00

         TOTAL                                                  $124,920.00

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

         No securities have been sold by the registrant within the past three years without registering the securities under the Securities Act of 1933.

ITEM 27. EXHIBITS

The following exhibits are filed herein:

1 Form of Sales Agency Agreement between Citizens First Corporation and Winebrenner Capital Partners, LLC.*

2 Stock Purchase Agreement by and among Citizens First Corporation, Citizens First Bank, Inc., Scott T. Higdon, Mark A.
         Vaughn, Commonwealth Mortgage of Bowling Green, Inc. and Southern Kentucky Land Title, Inc. (incorporated by reference to
         Exhibit 2.1 of the Registrant's Form 8-K filed January 17, 2003).

3.1 Articles of Restatement and Amendment to Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form SB-2 (No. 333-67435)).

3.2 Articles of Amendment to Articles of Restatement and Amendment to Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form SB-2 (No. 333-67435).

3.3 Articles of Amendment to Restated Articles of Incorporation of citizens First corporation (incorporated by reference to exhibit 4.1 of the Registrants' Form 10-QSB dated June 30, 2000).

3.4 Articles of Amendment to Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 4.3 of the Registrant's Form 10-QSB dated June 30, 2001).

3.5      Bylaws of Citizens First Corporation.*

4.1 Articles of Restatement and Amendment to Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form SB-2 (No. 333-67435)).

4.2 Articles of Amendment to Articles of Restatement and Amendment to Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form SB-2 (No. 333-67435)).

4.3 Articles of Amendment to Restated Articles of Incorporation of citizens First corporation (incorporated by reference to Exhibit 4.1 of the Registrants' Form 10-QSB dated June 30, 2000).

4.4 Articles of Amendment to Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 4.3 of the Registrant's Form 10-QSB dated June 30, 2001).

4.5      Bylaws of Citizens First Corporation (included in Exhibit 3.5).

5 Opinion of Wyatt, Tarrant & Combs, LLP as to the validity of the shares of Citizens First Corporation.*

10.1 Employment Agreement between Citizens First Corporation and Mary D. Cohron (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.2 First Amendment to Employment Agreement between Citizens First Corporation and Mary D. Cohron (incorporated by reference to
         Exhibit 10.2 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.3 Bank Contract for Electronic Data Processing Services and Customerfile System between Fiserv Bowling Green and Citizens
         First Bank (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.4 Employment Agreement between Citizens First Corporation and Barry D. Bray (incorporated by reference to Exhibit 10.12 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.5 Consulting Agreement between Citizens First Corporation and The Carpenter Group (incorporated by reference to Exhibit 10.13 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.6 Lease Agreement between Citizens First Corporation and Midtown Plaza, Inc. (incorporated by reference to Exhibit 10.14 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.7 Employment Agreement between Citizens First Corporation and Todd Kanipe (incorporated by reference to Exhibit 10.15 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.8 Employment Agreement between Citizens First Corporation and Bill D. Wright (incorporated by reference to Exhibit 10 of the Company's Form 8-K dated April 27, 2000).

10.9 First Amendment to Employment Agreement between Citizens First Corporation and Matthew Todd Kanipe (incorporated by reference to
         Exhibit 10.17 of the Company's Form 10-QSB dated September 30, 2000).

10.10 Commercial Line of Credit Agreement, Promissory Note, and Security (Pledge) Agreement between Citizens First Corporation and Franklin Bank & Trust Company dated June 22, 2001 (incorporated by reference to
         Exhibit 10.18 of the Company's Form 10-QSB dated June 30, 2001).

10.11 Offer to Purchase dated January 22, 2003 between Jack Sheidler and Lester Key and Assignment of Offer to Purchase between Jack Sheidler and Citizens First Bank dated January 27, 2003.

10.12 Real Estate Sales Contract dated January 27, 2003 between H&V Properties, LLC and Citizens First Bank.

21       Subsidiaries of Citizens First Corporation.

23.1     Consent of BKD LLP.

23.2     Consent of Wyatt, Tarrant & Combs, LLP (included in Exhibit 5).

24 Power of attorney (contained on the signature page at page II-7 hereof).

99.1     Form of Subscription Agreement.*

99.2     Form of Escrow Agreement.*
*To be filed by amendment.

ITEM 28 UNDERTAKINGS

     The undersigned small business issuer hereby undertakes as follows:

    (1) The small business issuer will:

        (a) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

            (i) Include any prospectus required by Section 10(a(3) of the Securities Act;

            (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in information in the registration statement.

            Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii) Include any additional or changed material information on the plan of distribution.

        (b) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

        (c) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

   (2) The small business issuer will supplement the prospectus, after the end of the subscription period, to include the results of the subscription offer, the transactions by the underwriters during the subscription period, and the amount of unsubscribed securities that the underwriters will purchase and the terms of any later reoffering. If the underwriters make any public offering of the securities on terms different from those on the cover page of the prospectus, the small business issuer will file a post-effective amendment to state the terms of such offering.

   (3) That for the purposes of determining any liability under the Securities Act of 1933 (the "Act"), it will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Act as part of this registration statement as of the time the Commission declared it effective.

     (4) That for the purposes of determining any liability under the Act, it will treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

   (5) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Bowling Green, Commonwealth of Kentucky, on February 13, 2003.

                                            CITIZENS FIRST CORPORATION.


                                            By:    /s/ Mary D. Cohron
                                                       Mary D. Cohron, President

         We, the undersigned directors and officers of Citizens First Corporation, do hereby constitute and appoint Mary D. Cohron and Bill D. Wright, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 13th day of February, 2003 in the capacities indicated:

                  SIGNATURE                                   TITLE



               /s/ Mary D. Cohron             President, Chief Executive Officer
Mary D. Cohron                         Principal Executive Officer) and Director


               /s/ Bill D. Wright                    Chief Financial Officer
Bill D. Wright                      (Principal Financial and Accounting Officer)


               /s/ Floyd H. Ellis             Chairman of the Board and Director
Floyd H. Ellis


               /s/ Jerry E. Baker                    Director
Jerry E. Baker

               /S/ Billy J. Bell                     Director
Billy J. Bell


               /s/ Barry D. Bray                     Director
Barry D. Bray


               /s/ Sarah Glenn Grise                 Director
Sarah Glenn Grise


               /s/ James H. Lucas                    Director
James H. Lucas


               /s/ Joe B. Natcher, Jr.               Director
Joe B. Natcher, Jr.


               /s/ John T. Perkins                   Director
John T. Perkins


               /s/ Jack W. Sheidler                  Director
Jack W. Sheidler


               /s/ Wilson L. Stone                   Director
Wilson L. Stone

                                  EXHIBIT INDEX



3 Form of Sales Agency Agreement between Citizens First Corporation and Winebrenner Capital Partners, LLC.*

4 Stock Purchase Agreement by and among Citizens First Corporation, Citizens First Bank, Inc., Scott T. Higdon, Mark A.
         Vaughn, Commonwealth Mortgage of Bowling Green, Inc. and Southern Kentucky Land Title, Inc. (incorporated by reference to
         Exhibit 2.1 of the Registrant's Form 8-K filed January 17, 2003).

3.1 Articles of Restatement and Amendment to Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form SB-2 (No. 333-67435)).

3.6 Articles of Amendment to Articles of Restatement and Amendment to Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form SB-2 (No. 333-67435).

3.7 Articles of Amendment to Restated Articles of Incorporation of citizens First corporation (incorporated by reference to exhibit 4.1 of the Registrants' Form 10-QSB dated June 30, 2000).

3.8 Articles of Amendment to Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 4.3 of the Registrant's Form 10-QSB dated June 30, 2001).

3.9      Bylaws of Citizens First Corporation.*

4.1 Articles of Restatement and Amendment to Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form SB-2 (No. 333-67435)).

4.2 Articles of Amendment to Articles of Restatement and Amendment to Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form SB-2 (No. 333-67435)).

4.3 Articles of Amendment to Restated Articles of Incorporation of citizens First corporation (incorporated by reference to Exhibit 4.1 of the Registrants' Form 10-QSB dated June 30, 2000).

4.4 Articles of Amendment to Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 4.3 of the Registrant's Form 10-QSB dated June 30, 2001).

4.5      Bylaws of Citizens First Corporation (included in Exhibit 3.5).

5 Opinion of Wyatt, Tarrant & Combs, LLP as to the validity of the shares of Citizens First Corporation.*

10.1 Employment Agreement between Citizens First Corporation and Mary D. Cohron (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.2 First Amendment to Employment Agreement between Citizens First Corporation and Mary D. Cohron (incorporated by reference to
         Exhibit 10.2 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.3 Bank Contract for Electronic Data Processing Services and Customerfile System between Fiserv Bowling Green and Citizens
         First Bank (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.4 Employment Agreement between Citizens First Corporation and Barry D. Bray (incorporated by reference to Exhibit 10.12 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.5 Consulting Agreement between Citizens First Corporation and The Carpenter Group (incorporated by reference to Exhibit 10.13 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.6 Lease Agreement between Citizens First Corporation and Midtown Plaza, Inc. (incorporated by reference to Exhibit 10.14 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.7 Employment Agreement between Citizens First Corporation and Todd Kanipe (incorporated by reference to Exhibit 10.15 of the Company's Registration Statement on Form SB-2 (No. 333-67435)).

10.8 Employment Agreement between Citizens First Corporation and Bill D. Wright (incorporated by reference to Exhibit 10 of the Company's Form 8-K dated April 27, 2000).

10.9 First Amendment to Employment Agreement between Citizens First Corporation and Matthew Todd Kanipe (incorporated by reference to
         Exhibit 10.17 of the Company's Form 10-QSB dated September 30, 2000).

10.10 Commercial Line of Credit Agreement, Promissory Note, and Security (Pledge) Agreement between Citizens First Corporation and Franklin Bank & Trust Company dated June 22, 2001 (incorporated by reference to
         Exhibit 10.18 of the Company's Form 10-QSB dated June 30, 2001).

10.11 Offer to Purchase dated January 22, 2003 between Jack Sheidler and Lester Key and Assignment of Offer to Purchase between Jack Sheidler and Citizens First Bank dated January 27, 2003.

10.12 Real Estate Sales Contract dated January 27, 2003 between H&V Properties, LLC and Citizens First Bank.

21       Subsidiaries of Citizens First Corporation.

23.1     Consent of BKD LLP.

23.2     Consent of Wyatt, Tarrant & Combs, LLP (included in Exhibit 5).

24 Power of attorney (contained on the signature page at page II-7 hereof).

99.1     Form of Subscription Agreement.*

99.2     Form of Escrow Agreement.*

*To be filed by amendment.
                                 II-11

EXHIBIT 10.11

                                OFFER TO PURCHASE
                                                        STATE KY 1-22-2003
The undersigned Purchaser Jack Sheidler , agrees to purchase and the undersigned Seller agrees to sell, on the following terms, the real estate commonly known as corner lot - Memorial and 31-W Street in the City of Franklin, Simpson County, State legally described as (full and complete legal description must be inserted prior to execution by parties). Corner lot fronting 200 feet on 31-W and fronting approximately 250 feet on Memorial Drive.

1. PURCHASE PRICE. The total purchase price is $5.74 per foot payable as follows: $5,000 paid as earnest money upon signing of contract, and balance due at closing.

2. FINANCING. This offer is not conditioned upon Purchaser obtaining a purchase loan. If it is, this agreement shall be null and void unless on or before _______________________Purchaser applies for a ____conventional ____FHA ____VA loan of not less than $________ payable over not less than
     _________years.

3. CONTINGENCIES. This agreement is conditioned on: contingencies on attached addendum.

4. CONDITION OF TITLE. Title to the property is to be free of all encumbrances or defects except for:_________________. Rights reserved in federal patents or state deeds: building or use restrictions general to the area, other than platting and subdivision requirements; utility easements; other easements not inconsistent with Purchaser's intended use; and reserved oil and/ or mineral rights; shall not be deemed encumbrances or defects. Encumbrances to be discharged by Seller shall be paid from the purchase money at the date of closing.

5.   SELLER shall pay for deed, and title opinion.

6. CLOSING OF SALE. This sale shall be closed on or before 60 days from contract date. Notwithstanding the foregoing date, if paragraph 3 above ("Contingencies") is applicable and is met or waived prior to the foregoing date, then this sale shall be closed within 90 days after it is met or waived. This sale shall be closed by ________________________ or such other Closing Agent as Purchaser shall designate. Purchaser and Seller will , immediately on demand, deposit with Closing Agent all instruments and monies required to complete the purchase in accordance with this Agreement.

7. THE following fixtures and personal property shall remain with the real estate: N/A

8. POSSESSION. Purchaser shall be entitled to possession on closing. "Closing" means the date on which all documents are recorded and the sale proceeds are available to seller.

9. DEFAULT AND REFUND. If either party defaults (that is, failure to perform the acts required of him) in his contractual performance herein, the non-defaulting party may seek specific performance pursuant to the terms of this agreement, damages, or rescission. If the non-defaulting party seeking damages or rescission is the Purchaser, the earnest money, upon demand, shall be refunded less any charges required as initial loan fees attributable to Purchaser's financing. If the non-defaulting party seeking damages or rescission is the seller, the earnest money, upon demand, shall be forfeited whereupon it shall be divided equally between seller and agent (if any, to be applied to payment of agent's fees) less all charges provided above. If financing is required, the parties agree to refund earnest money (less credit report fee, appraisal fee, and other loan charges, if any) in the event financing contemplated by the Purchaser is not obtainable.

10. EARNEST MONEY RECEIPT. Undersigned acknowledges receipt from Purchaser of $5,000 in the form of ______cash, X___personal check, _______cashier's check as earnest money in partial payment of the purchase price.

10a. Property taxes to be prorated as of closing.


11. AGREEMENT TO PURCHASE-AND TIME LIMIT FOR ACCEPTANCE. Purchaser offers to purchase the property on the terms and conditions noted herein and acknowledges that he has read all terms and conditions above and on the reverse side hereof. Seller shall have until midnight of ____________to accept this offer by delivering a signed copy hereof to the Purchaser or Agent. If this offer is not accepted, it shall lapse and the Seller or Agent shall refund the earnest money to the Purchaser.

Jack Sheidler or Assigns   Home ------                 Office  782-2152
PURCHASER                  PURCHASER'S PHONE

12. SELLER'S ACCEPTANCE. Seller acknowledges a receipt of a copy of this agreement, signed by both parties, having read the terms and conditions above. Date of 1-22-2003.

LESTER KEY          586-8283
SELLER            SELLER'S ADDRESS

ADDENDUM TO LEASE DATED 1-22-03 BETWEEN LESTER KEY, SELLER, AND JACK SHEIDLER, PURCHASER.

1. Seller and purchaser agree to modify size of parcel if square footage needs to be increased to accommodate purchaser's development. The agreed upon price shall be $5.74 per square foot. Purchase must be a minimum of at least 50,000 sq.ft.

2. Seller grants permission to purchaser to remove any and all trees along the creek in the front of the property. Seller will allow purchaser to remove tress not only on the lot being purchased, but also trees on the seller's remaining property which may inhibit the "street visibility" of subject property.

3. Seller agrees to allow purchaser access to adjoining property for the purpose of drainage retention. If Planning and Zoning requires on site retention of runoff, purchaser agrees to build on seller's adjoining property a retention pond that is large enough to accommodate subject property's runoff and the like amount from an adjoining property. To summarize; the retention pond will be large enough to accommodate two properties with the same impervious area as the subject property.

4. Seller agrees to the following use restriction on the adjoining property:
a) No bank, savings and loan, or other user that sells similar "banking" products or services shall be allowed to locate on adjoining property of the seller's without the written approval of the purchaser.
b) Adjoining property shall be restricted to front set back line to be no closer to 31-W than subject property's set back line.

5. Seller grants purchaser "first right of refusal" to purchase adjoining property owned by seller. Seller grants "first right of refusal" to adjoining property for a period of 60 months. Purchaser must increase by 5% any offer accepted by seller. "First Right of Refusal" must be exercised within 10 days. Adjoining property is restricted to property on the north side of Memorial Drive.


6. Due Diligence Period: Seller grants to purchaser a 60 day "due diligence" period which shall commence with the date of this contract. Purchaser shall use his best efforts to determine if subject property is suitable for his needs. If for any reason prior to the end of the 60 day due diligence period purchaser decides that the subject property is not suitable for his needs he shall notify the seller via facsimile, certified mail, or overnight courier, and the seller shall refund all earnest money to the purchaser at the address listed in this contract, and this contract shall become null and void.


     Initials - seller              L.K.



     Initials - purchaser           JS

                         ASSIGNMENT OF OFFER TO PURCHASE

                                  DATED 1/22/03

             BETWEEN LESTER KEY; SELLER AND JACK SHEIDLER; PURCHASER



  On 1/22/03 Jack Sheidler as Purchaser, and Lester Key as Seller entered into an Offer To Purchase real property located at the intersection of Memorial Drive and Highway 31-W in Franklin, Kentucky. The Purchaser had the right to assign the contract, and now elects to assign the Offer To Purchase contract to Citizens First Bank of Bowling Green, Kentucky.



  Jack Sheidler as Purchaser on that contract dated 1/22/03, agrees to assign all of his rights, privileges, and benefits of the contract to Citizens First Bank of Bowling Green, Kentucky.



  The consideration for this assignment shall be $5,000.00 which is the like amount of earnest money paid by the Purchaser to the Seller on the date of the contract.



  The Purchaser shall notify the Seller in writing per the terms of the contract of the assignment of said contract, and send a copy of this notice to Citizens First Bank.



  Jack Sheidler as Purchaser (as defined above) and as Assignor:
  /s/ Jack Sheidler
  Jack Sheidler       1/27/03



  Mary Cohron as Citizens First Bank representative and Assignee:
  /s/ Mary D. Cohron
  Mary D. Cohron    1/27/03

EXHIBIT 10.12

                           REAL ESTATE SALES CONTRACT

         This REAL ESTATE SALES CONTRACT, made and entered into in duplicate original copies on this the 31st day of January, 2003, by and between H and V PROPERTY, LLC, a Kentucky Limited Liability Company, 1446 Mt. Ayr Circle, Bowling Green, Kentucky 42101, hereinafter referred to as "Seller," and CITIZENS FIRST BANK, a Kentucky Corporation, 1805 Campbell Lane, Bowling Green, Kentucky, hereinafter referred to as "Purchaser";

                  W I T N E S S E T H:

         That for and in consideration of the sum of two hundred seventy-two thousand five hundred DOLLARS ($272,500.00), cash in hand paid to Seller, the receipt of which is hereby acknowledged by the Seller, the Seller does hereby agree to sell and the Purchaser hereby agrees to purchase certain real property presently addressed at 1301 U.S. 31-W By Pass, Bowling Green, Kentucky, all as more particularly described on EXHIBIT A annexed hereto and incorporated herein by reference (hereinafter "the Premises").

         The Seller and Purchaser hereby agree that the sale and purchase shall be in compliance with the following terms and conditions:

         1. PURCHASE PRICE. The purchase price is two hundred seventy-two thousand five hundred DOLLARS ($272,500.00) payable in cash at closing.

         2. CONVEYANCE. The Seller agrees to convey or cause to be conveyed to the Purchaser title to the subject real property by general warranty deed subject only to a lien for city, county, state and school taxes for the year the conveyance takes place, building and use restrictions of record in the office of the Warren County Clerk and recorded easements heretofore granted for public roads and public utilities.

         3. REPRESENTATIONS OF SELLER. Seller represents and warrants to Purchaser as follows:

         a. It is the owner of good and marketable fee simple title to the Premises subject only to building and use restrictions of record in the office of the Butler County Clerk and recorded easements heretofore granted for public roads and public utilities.

         b. The execution and delivery of this Contract by the Seller has been duly authorized by all necessary corporate action of the Seller. If requested by the Purchaser, the Seller will deliver to the Purchaser true, complete and accurate copies of the Seller's corporate resolutions certified by its Secretary authorizing the sale of the Premises to the Purchaser.

         c. The execution and performance of this Contract will not violate any statute, law or agreement to which Seller is a party or by which Seller or the Premises may be bound or affected.

         d. There is no litigation pending nor, to the knowledge of the Seller, threatened with respect to the Premises or this Contract.

         e. There are no proceedings pending or threatened against the Seller or the real property which is the subject of this Contract with any court or before any governmental regulatory agency, board or tribunal, and the Seller is not in default with respect to any order of any court or before any governmental regulatory authority, board or tribunal which would involve the possibility of materially or adversely affecting the real estate which is the subject of this Contract or the ability of the Seller to perform its obligations under this Contract.

         f. The Seller is a Kentucky limited liability corporation duly organized, validly existing and qualified to do business under the laws of the Commonwealth of Kentucky and has duly authorized the execution of this Contract and when same has been executed it will constitute the legal, valid and binding obligation of the Seller enforceable in accordance with its terms.

         g. Seller hereby certifies to Purchaser that all appliances, heating, cooling, plumbing and electrical units will be in good working order as of the date of closing and all utilities required for the use and occupancy of the Premises are available to the Premises and adequate for their purposes.

          h. The Premises has not been used for the storage, generation, manufacture or disposal of any "Hazardous Substance" as hereinafter defined. No "Hazardous Substance" is or was located in, on or under the Premises, and no underground storage tank is located in, on or under the Premises. "Hazardous Substance," for purposes of this Contract shall mean any and all hazardous substances, hazardous materials, recognized adverse environmental conditions, toxic materials, pollutants, contaminants, hazardous or toxic wastes as defined in any federal, state, county or municipal law, rule, regulation or ordinance.

          i. All of the warranties and representations of Seller herein contained shall be true and accurate as of the date made and as of the Closing Date.

         4. CONDITIONS PRECEDENT. The following are conditions precedent to Purchaser's obligation to purchase the Premises and perform its obligations at closing:

         a. Seller shall convey good and marketable title in fee simple to the Premises.

         b. Purchaser shall have obtained a preliminary title report certifying to Purchaser the then status of title to the Premises and setting forth all objections or exceptions to the title affecting the same. Purchaser shall, within ten (10) days after its receipt thereof, notify Seller of any exceptions to title shown thereon which Purchaser deems to be unacceptable. If any exceptions to title are unacceptable to Purchaser, then Seller shall have the option, at its expense, to either correct such defects and eliminate the exceptions to title or rescind this Contract.

         c. Purchaser shall be able to obtain at closing, at Purchaser's sole cost and expense, an owner's policy of title insurance (American Land Title Association Owner's Policy--Standard Form B) in an amount equal to the purchase price for the Premises (the "Title Policy") insuring that at the time of recordation of the deed described in Paragraph 2 above there is vested in Purchaser good and marketable fee simple title to the Premises free and clear of all liens, encumbrances, survey matters or other objections or exceptions to title other than previously disclosed in the preliminary title report to be delivered in accordance with this Paragraph 4.

         d. The Purchaser shall have obtained, at Purchaser's cost and expense, a Phase I Environmental Audit for purposes of determining the existence or non-existence of any Hazardous Materials on the Premises. Said Environmental Audit to be obtained no less than thirty (30) days prior to date of closing. Should said Phase I Environmental Audit reveal the existence of any Hazardous Materials which would require remedial action, same shall be deemed, for purposes of this Contract, an objection to title which may be corrected or eliminated in accordance with the provisions of Paragraph 4(b) above. Seller, however, reserves the right to rescind this Contract if it chooses not to correct this objection to title.

          5. CLOSING. This transaction shall be closed, unless otherwise agreed upon between the parties, on or before the 31st day of January, 2003 at such place as may be agreed to between the parties; and until such closing and until the acceptance of the Seller's deed by the Purchaser, the Seller shall remain in possession of the subject real estate; however, exclusive possession shall pass to the Purchaser immediately upon its acceptance and delivery of Seller's deed.

         6. TAXES. All ad valorem real estate property taxes shall be prorated as of date of closing.

          7. COSTS AND EXPENSES. The Seller shall pay for the preparation of its general warranty deed and the requisite transfer taxes required for the recording of same. The Purchaser shall pay for the recording of the deed and for the premium for the owner's title insurance policy to be obtained by Purchaser. Each party shall pay any professional fees incurred by that party.

         8. SELLER'S CLOSING OBLIGATIONS. At closing, Seller shall deliver to Purchaser and shall otherwise be responsible for the following:

         a. Resolution authorizing the sale and transfer of title to the Purchaser of the subject real property.

         b. General warranty deed executed in recordable form by Seller so as to transfer to Purchaser good and marketable title, in fee simple, to the Premises free and clear of all liens and other objections or exceptions to title other than those hereinabove set forth, including a lien for unpaid ad valorem real estate taxes, applicable building and use restrictions of record in the office of the Warren County Clerk and recorded easements heretofore granted for public roads and public utilities.

         9. PURCHASER'S CLOSING OBLIGATIONS. At the closing, Purchaser shall deliver to Seller the purchase price pursuant to Paragraph 1.

         10. ASSIGNMENT. Purchaser may assign this Contract and all Purchaser's rights hereunder to Citizens First Corporation without the necessity of any consent of Seller.

         11. BROKERAGE. Purchaser represents that no broker or other party brought about this transaction on behalf of Purchaser. Each party agrees to indemnify and hold the other party harmless from any claim made by any other broker, attorney or finder claiming through that party for a commission or compensation in connection with this Contract for the sale of the Premises. The provisions of this section shall survive the closing.

         12. MISCELLANEOUS.

         a. This Contract and the exhibits attached hereto constitute the entire understanding between the parties hereto, and all prior agreements between the parties with respect to the subject matter hereof are deemed to be merged herein. This Contract may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought. This Contract shall be binding upon and inure to the benefit of the parties hereto, their respective legal representatives, heirs, successors and assigns.

         b. This Contract shall be construed in accordance with the laws of the Commonwealth of Kentucky.

         c. No waiver of a breach of any of the terms, provisions or conditions of this Contract shall be construed or held to be a waiver of any other breach or any acquiescence in or consent to any further or succeeding breach of the same covenant or condition. No delay or omission to exercise or assert any right or remedy under this Contract shall be construed as a waiver thereof or as a waiver of any right or remedy subsequently arising under this Contract.

         13. NOTICES. All notices required to be made hereunder shall be made:

                  If to PURCHASER:

                  Citizens First Bank
                  1805 Campbell Lane
                  Bowling Green, KY 42101

                  with a copy to:

                  Keith M. Carwell
                  ENGLISH, LUCAS, PRIEST and OWSLEY
                  1101 College Street, P. O. Box 770
                  Bowling Green, KY  42102-0770

                  If to SELLER:

                  H & V Property, LLC
                  Attn: Scott Higdon
                  1446 Mt. Ayr Circle
                  Bowling Green, KY 42101

                  with a copy to:

                  George E. Strickler, Jr.
                  BELL, ORR, AYERS and MOORE

                  1010 College Street, P.O. Box 738
                  Bowling Green, KY 42102-0738

         IN TESTIMONY WHEREOF witness the signatures of the parties hereto on the day and date first above written.

                              SELLER:

                              H & V PROPERTY, LLC


                              BY: /s/ Mark Vaughn
                                      Mark Vaughn, Member

                              PURCHASER:

                              CITIZENS FIRST BANK


                             BY: /s/ Mary D. Cohron
                                     Mary D. Cohron
STATE OF Kentucky

COUNTY OF Warren

                  I, the undersigned, a Notary Public in and for the State and County aforesaid, do hereby certify that the foregoing Real Estate Sales Contract was executed before me by H & V Property, LLC by and through its authorized member, Mark Vaughn, and that the said Mark Vaughn personally appeared before me, after being first duly sworn, and declared that he was the officer designated and that he executed the foregoing Real Estate Sales Contract as authorized member of the Corporation and that the execution of this Real Estate Sales Contract is the voluntary act and deed of the Corporation.

                  WITNESS my hand on this 31st day of January, 2003.

                              /s/ Patricia M. Smith
                                  NOTARY PUBLIC

                         My Commission Expires:3/08/03

STATE OF Kentucky

COUNTY OF Warren

                  I, the undersigned, a Notary Public in and for the State and County aforesaid, do hereby certify that the foregoing Real Estate Sales Contract was executed before me by Citizens First Bank, by and through its authorized President, Mary D. Cohron, and that the said Mary D. Cohron personally appeared before me, after being first duly sworn, and declared that he was the officer designated and that he executed the foregoing Real Estate Sales Contract as authorized member of the Corporation and that the execution of this Real
Estate Sales Contract is the voluntary act and deed of the Corporation.

                  WITNESS my hand on this 31st day of January, 2003.

                              /s/ Patricia M. Smith
                                  NOTARY PUBLIC
                         My Commission Expires:3/08/03
Prepared by:
English, Lucas, Priest & Owsley
Attorney at Law
1101 College Street, PO Box 770
Bowling Green, KY  42102-0770
Phone: (270) 781-6500
By: Keith M.Carwell

EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT

Citizens First Bank, Inc.

Commonwealth Mortgage of Bowling Green, Inc.

Southern Kentucky Land Title, Inc.

EXHIBIT 23.1


                        Independent Accountants' Consent



We consent to the inclusion in this Registration Statement of Citizens First Corporation on Form SB-2 of our independent accountants' report dated January 18, 2002, on the consolidated financial statements as of December 31, 2001 and 2000, included in its Annual Report (Form 10-K SB) for the year ended December 31, 2001. We also consent to the reference to our firm under the caption "Experts" appearing in the Registration Statement.


/s/ BKD, LLP

Louisville, Kentucky
February 13, 2003